Exhibit 99.2

ITEM 4.         INFORMATION ON THE COMPANY

A.    History and Development of the Company

ArcelorMittal is the world’s leading integrated steel and mining company. It results from the combination in 2006 of Mittal Steel and Arcelor, which were at the time the world’s largest and second largest steel companies by production volume respectively.

ArcelorMittal had sales of approximately $84.2 billion, steel shipments of approximately 83.8 million tonnes, crude steel production of approximately 88.2 million tonnes, iron ore production from own mines and strategic contracts of 68.1 million tonnes and coal production from own mines and strategic contracts of 8.9 million tonnes for the year ended December 31, 2012, as compared to sales of approximately $94.0 billion, steel shipments of approximately 85.8 million tonnes, crude steel production of approximately 91.9 million tonnes, iron ore production of 65.2 million tonnes and coal production of 8.9 million tonnes for the year ended December 31, 2011.

ArcelorMittal’s net loss attributable to equity holders of the parent for the year ended December 31, 2012, was $3.3 billion, or $(2.17) per share, as compared with net income attributable to equity holders of the parent of $2.4 billion, or $1.56 per share, for the year ended December 31, 2011.

As of December 31, 2012, ArcelorMittal had equity of $50.5 billion, total debt of $26.3 billion and cash and cash equivalents, including restricted cash, of $4.5 billion as compared to equity of $56.5 billion, total debt of $26.4 billion and cash and cash equivalents, including restricted cash, of $3.9 billion as of December 31, 2011.

ArcelorMittal has been built on a management strategy that emphasizes size and scale, vertical integration, product diversity and quality, continuous growth in higher value products, and a strong focus on employee well-being and customer service. The Company’s three-dimensional strategy, described under “Item 4B—Business Overview—Business Strategy”, is its key to sustainability and growth. ArcelorMittal has unique geographical and product diversification coupled with upstream and downstream integration designed to minimize risk caused by economic cycles.

Geography: ArcelorMittal is the largest steel producer in the Americas, Africa and Europe and is the fourth largest producer in the CIS region. ArcelorMittal has steel-making operations in 20 countries on four continents, including 58 integrated, mini-mill and integrated mini-mill steel-making facilities. As of December 31, 2012, ArcelorMittal had approximately 246,000 employees.

ArcelorMittal reports its business in six reportable segments corresponding to continuing operations: Flat Carbon Americas; Flat Carbon Europe; Long Carbon Americas and Europe; Asia, Africa and CIS; Distribution Solutions; and Mining. In January 2011, ArcelorMittal completed the spin-off of its stainless steel division to a separately-focused company, Aperam, and these operations were therefore reported as discontinued operations. Beginning in the first quarter of 2011, ArcelorMittal began reporting Mining as a separate reportable segment in order to reflect changes in the Company’s approach to managing its mining operations.

ArcelorMittal’s steel-making operations have a high degree of geographic diversification. Approximately 39% of its steel is produced in the Americas, approximately 44% is produced in Europe and approximately 17% is produced in other countries, such as Kazakhstan, South Africa and Ukraine. In addition, ArcelorMittal’s sales of steel products are spread over both developed and developing markets, which have different consumption characteristics. ArcelorMittal’s mining operations, present in North and South America, Africa, Europe and the CIS region, are integrated with its global steel-making facilities and are important producers of iron ore and coal in their own right.

Products: ArcelorMittal produces a broad range of high-quality steel finished and semi-finished products. Specifically, ArcelorMittal produces flat steel products, including sheet and plate, long steel products, including bars, rods and structural shapes. ArcelorMittal also produces pipes and tubes for various applications. ArcelorMittal sells its steel products primarily in local markets and through its centralized marketing organization to a diverse range of customers in over 170 countries including the automotive, appliance, engineering, construction and machinery industries. The Company also produces various types of mining products including iron ore lump, fines, concentrate and sinter feed, as well as coking, PCI and thermal coal.

As a global steel producer, the Company is able to meet the needs of different markets. Steel consumption and product requirements clearly differ between developed markets and developing markets. Steel consumption in developed economies is weighted towards flat products and a higher value-added mix, while developing markets utilize a higher proportion of long products and commodity grades. To meet these diverse needs, the Company maintains a high degree of product diversification and seeks opportunities to increase the proportion of its product mix consisting of higher value-added products.

Mining Value Chain: ArcelorMittal has a significant and growing portfolio of raw material and mining assets, as well as certain strategic long-term contracts with external suppliers. In 2012 (assuming full production of iron ore at ArcelorMittal Mines Canada, Serra Azul and full share of production at Peña Colorada for its own use), approximately 61% of ArcelorMittal’s iron-ore requirements and approximately 20% of its PCI and coal requirements were supplied from its own mines or from strategic contracts at many of its operating units. The Company currently has iron ore mining activities in Algeria, Brazil, Bosnia, Canada, Kazakhstan, Liberia (since September 2011), Mexico, Ukraine and the United States and has projects under development or prospective development in Liberia, Canada, Mauritania and India. The Company currently has coal mining activities in Kazakhstan, Russia and the United States. It has coal mining projects under prospective development in India. ArcelorMittal also has made strategic investments in order to secure access to other raw materials including manganese and ferro alloys.

In addition, ArcelorMittal produces substantial amounts of direct reduced iron, or DRI, which is a scrap substitute used in its mini-mill facilities to supplement external metallics purchases. ArcelorMittal is also a significant producer of coke, a critical raw material for steel-making produced from metallurgical coal, and it satisfies over 92% of its coke needs through its own production facilities. ArcelorMittal’s facilities have good access to shipping facilities, including through ArcelorMittal’s own 18 deep-water port facilities and linked railway sidings.

ArcelorMittal has its own downstream steel distribution business, primarily run through its Distribution Solutions segment. It also provides value-added and customized steel solutions through further processing to meet specific customer requirements.

History

ArcelorMittal is a successor to Mittal Steel, a business founded in 1989 by Mr. Lakshmi N. Mittal, the Chairman of the Board of Directors and Chief Executive Officer of ArcelorMittal. It has experienced rapid and steady growth since then largely through the consistent and disciplined execution of a successful consolidation-based strategy. Mittal Steel made its first acquisition in 1989, leasing the Iron & Steel Company of Trinidad & Tobago. Some of its principal acquisitions since then include Sibalsa (Mexico) in 1992, Sidbec Dosco (Canada) in 1994, Hamberger Stahlwerk (Germany) and Karmet (Kazakhstan) in 1995, Thyssen Duisburg (Germany) in 1997, Inland Steel (USA) in 1998, Unimetal (France) in 1999, Sidex (Romania) and Annaba (Algeria) in 2001, Nova Hut (Czech Republic) in 2003, BH Steel (Bosnia), Balkan Steel (Macedonia), PHS (Poland) and Iscor (South Africa) in 2004, ISG (USA) and Kryvorizhstal (Ukraine) in 2005, three Stelco Inc. subsidiaries (Canada) and Arcelor in 2006.

Arcelor was created in February 2002 by the combination of three steel-making companies: Aceralia Corporación Siderúrgica (“Aceralia”), Arbed and Usinor. At the time of its acquisition by Mittal Steel in 2006, Arcelor was the second largest steel producer in the world in terms of production, with 2005 production of 46.7 million tonnes of steel and 2005 revenues of €32.6 billion. It operated in all key end markets: the automotive industry, construction, household appliances, packaging and general industry. Arcelor enjoyed leading positions in Western Europe and South America, in particular due to its Brazilian operations. The process of integrating Arcelor and Mittal Steel, including the realization of the targeted $1.6 billion in synergies from the merger, was completed on schedule by the end of 2008.

In 2007 and through the first half of 2008, ArcelorMittal continued to pursue a disciplined growth strategy, with transactions announced in Argentina, Australia, Austria, Brazil, Canada, Costa Rica, China, Estonia, France, Germany, Italy, Mexico, Poland, Russia, Slovakia, South Africa, Sweden, Turkey, the United Kingdom, Uruguay, United Arab Emirates, the United States and Venezuela, a large part of which were successfully completed. ArcelorMittal also completed buy-out offers for non-controlling interests in certain of its subsidiaries in Argentina, Brazil and Poland. In addition, the Company announced and, in some cases, initiated development plans for greenfield steelmaking and mining projects in numerous countries.

During the latter part of 2008 and all of 2009, ArcelorMittal largely suspended mergers and acquisitions activity in light of the deteriorating economic and market environment, and sharply curtailed its investment activities. Merger and acquisition activity remained limited in 2010 but increased somewhat in 2011 with the acquisition (along with a partner) of Baffinland. Since September 2011, ArcelorMittal has been undergoing a deleveraging process to reduce its indebtedness including numerous divestments of non-core assets (sale of stakes in Macarthur Coal, Enovos, Paul Wurth and Erdemir; sale of Skyline Steel; agreed sale of stake in Kalagadi Manganese).

The steel-making and other assets acquired as described above (including the acquisitions of raw material producers or production sites) now constitute ArcelorMittal’s major operating subsidiaries.

Updates on Previously Announced Investment Projects

In the strong market environment that prevailed in the 2005-2008 period, the Company announced a series of proposed greenfield and brownfield investment projects.  As a result of the severe market downturn in 2008-2009, the Company re-examined its investment projects involving significant capital expenditure and has continued subsequently to reassess the cost-benefit and feasibility calculations of these projects.  It has also in more recent years readjusted its investment priorities, with increasing focus on mining projects and less focus on steelmaking projects (above and beyond maintenance capital expenditures).  These trends and changes in focus are apparent from the capital expenditure numbers.  Capital expenditures in 2009 amounted to just to $2.7 billion, of which $2.1 billion was for maintenance. In 2010, capital expenditure remained modest at $3.3 billion, of which $2.7 billion was for maintenance. In 2011, capital expenditure increased to $4.9 billion, $3.5 billion of which was related to steelmaking facilities (including health and safety investments) and $1.3 billion dedicated to mining projects. In 2012, capital expenditure decreased slightly to $4.7 billion, $3.2 billion of which was related to maintenance (including health and safety investments) and $1.5 billion dedicated to growth projects mainly in mining. In 2013, capital expenditure is expected to amount to approximately $3.5 billion, $2.7 billion of which is expected to be maintenance-related (including health and safety investments) and $0.8 billion of which is expected to be dedicated to growth projects mainly in mining.  Accordingly, while the Company continues to study certain of the previously announced investment projects summarized below, no assurance can be given that they will proceed.

India Greenfield Projects. In 2005 and 2006, ArcelorMittal announced plans to build large-scale integrated steel plants in the Indian States of Jharkhand and Orissa at a cost estimated at the time as in excess of $10 billion. Implementation of these projects was delayed for various reasons, including because of challenges relating to securing necessary mining rights, land and construction permits and regulatory approvals, and the fact that, in the meantime, the Company had explored alternative investment opportunities. Concerning the proposed steel plant in Jharkhand, ArcelorMittal is currently working to set up a three-million tonne per annum module in the first stage for which adequate land is sought under the State Government Consent Award Scheme. Under this scheme, the State Government would facilitate the legal transfer of land for a project after an investor has secured the landowner’s consent to the sale of the land. Concerning the Orissa project, the Company is seeking to extend the memorandum of understanding with the Orissa Government, which became eligible for renewal on December 31, 2011. The Orissa Government is still considering the Company’s application for renewal, which is likely to be decided in the next six to nine months.

While its proposed projects in Jharkhand and Orissa were delayed, the Company explored other investment opportunities in India and in June 2010, entered into a memorandum of understanding with authorities in the state of Karnataka in South India that envisages the construction of a six-million tonne steel plant with a captive 750 megawatt power plant, representing a potential aggregate investment of $6.5 billion. The Company has completed all of the necessary steps to acquire the land. ArcelorMittal India Limited received possession certificates for 2,659 acres of private land following the acquisition of 1,827 acres and 832 acres in December 2011 and October 2012, respectively. This leaves a balance of 136.33 acres of land owned by the Karnataka Government, which is being processed for allocation. The Karnataka Government has also approved the project’s use of water from the Tungabhadra River. The Company has applied for mining leases, although following a recent Supreme Court order relating to illegal mining activities in the State of Karnataka, and new mining legislation proposed by the Government of India, the allocation of new mining leases in Karnataka has been put on hold. A draft feasibility report for the contemplated steel plant is currently being prepared, and hydrological and environmental impact assessment studies have been initiated.

Kazakhstan. On June 10, 2008, ArcelorMittal announced plans to invest approximately $1.2 billion in improvements in health and safety and technological upgrades at its integrated steel plant and coal mines in Kazakhstan. This investment program is proceeding as announced. ArcelorMittal also announced possible investments to expand steelmaking capacity in Kazakhstan from five to ten million tonnes over a five to nine year period. The implementation of this expansion project has been postponed due, among other things, to the subsequent change in market conditions. As in other markets, any decision to increase investment in steelmaking capacity, while not currently envisaged, will depend on local market conditions and overall competitiveness considerations.

Brazil. On November 30, 2007, ArcelorMittal announced plans to expand capacity at its Monlevade integrated long products plant in the state of Minas Gerais with the construction of a second line of sinter plant, blast furnace, melting shop and rolling mill that would add approximately 1.2 million tonnes per annum of additional wire rod capacity. After having been delayed in late 2008-early 2009 due to market conditions, implementation of the project, estimated to entail an investment of $1.4 billion, was restarted in April 2010 with initial targeted completion in late 2012. In light of recent market uncertainty, however, the Monlevade project has been temporarily halted. ArcelorMittal plans to expand steel production in the Long Carbon Americas operating segment in Brazil although the timing and scope of these other investments remain under review. As in other markets, any decision to increase investment in steelmaking and wire drawing capacity will depend on market conditions and overall competitiveness considerations driven by market growth.

China. In 2008, ArcelorMittal announced the establishment of two joint venture projects in China with Hunan Valin Iron & Steel Group Co., Ltd. (“Valin Group”), one related to electrical steel in which each party holds 50%, and the other related to automotive steel, in which each party holds a 33% stake and Hunan Valin Steel Co., Ltd. holds 34% stake. The automotive steel joint venture, Valin ArcelorMittal Automotive Steel (“VAMA”), would build facilities with an annual production capacity of 1.5 million tonnes of products including cold rolled steel, galvanized steel and galvanealed steel, with an estimated investment amount of CNY 4.5 billion ($714 million). The electrical steel joint venture, Valin ArcelorMittal Electrical Steel Co., Ltd. (“VAME”), would build cold rolling and processing facilities with annual production capacity of 200,000 tonnes for non-grain oriented steel and 100,000 tonnes for grain oriented electrical steels, with an estimated investment amount of CNY 3.9 billion ($624 million). Approval from China’s National Development and Reform Commission and the Ministry of Commerce was received in 2010. In June 2012, ArcelorMittal and the Valin Group announced that ArcelorMittal would increase its shareholding in VAMA from 33% to 49%.  Pursuant to a new shareholding agreement, the Valin Group and ArcelorMittal intend to increase VAMA's planned capacity by 25% from 1.2 million tonnes to 1.5 million tonnes, with capital investment to increase by 15% to CNY 5.2 billion (approximately $834 million). VAMA has signed purchase agreements totaling CNY 1.8 billion (approximately $289 million) for key equipment including cold rolling facilities, continuous annealing and galvanizing lines. The joint venture is expected to become operational in the first half of 2014. For further information, see “—Key Transactions and Events in 2012” in this annual report.

Saudi Arabia. In 2007, Mittal Steel signed a joint venture agreement with the Bin Jarallah Group of companies (“BJG”) for the design and construction of a seamless tube mill in Saudi Arabia to be located in Jubail Industrial City, north of Al Jubail on the Persian Gulf.  ArcelorMittal, through its subsidiary ArcelorMittal Tubular Products International B.V. (“AMTPI”), currently holds 51% and BJG’s transferee, Al-Tanmiah for Industrial & Commercial Investment Company, holds 49% of the joint venture company, which is managed under the joint control of both investors.  The project’s targeted completion date has been delayed until December 2013, mainly due to construction delays. There have been significant cost over-runs as well.

Liberia. In December 2006, the Government of Liberia and ArcelorMittal announced the finalization of agreements relating to an iron ore mining and infrastructure development project. The project consists of reopening mines in Nimba County, rehabilitating 260 kilometers of abandoned railway and developing the Buchanan port for shipping traffic, and includes a number of important social initiatives, including relating to providing training and health facilities for employees. Production of direct ship ore (“DSO”) commenced in the second half of 2011 which increased to a capacity of four million tonnes in 2012. An expansion of production to reach capacity of 15 million tonnes per annum of concentrate in 2015 that requires investments in a concentrator, sag mills, stacker-reclaimers and power plants has commenced.

Kalagadi Manganese (South Africa). In 2007, ArcelorMittal entered into a joint venture agreement with Kalahari Resources and the Industrial Development Corporation Limited to develop the Kalagadi manganese ore deposits in South Africa. Kalagadi Manganese’s project is situated in the Kuruman / Hotazel district of the Northern Cape Province. The project envisages the establishment of a manganese ore mine and sinter plant at Hotazel that would ultimately produce 2.4 million tonnes of sinter product per annum and the establishment of a 320,000 tonne per annum ferromanganese alloy production facility in the Coega Industrial Development Zone in Port Elizabeth. In November 2012, ArcelorMittal signed a share purchase agreement with Mrs. Mashile-Nkosi providing, subject to various conditions, for the acquisition by her or her nominee of ArcelorMittal’s 50% interest in Kalagadi Manganese. For further information, see “—Key Transactions and Events in 2012” in this annual report.

Mauritania. In late 2007, ArcelorMittal entered into an agreement with Société Nationale Industrielle et Minière (“SNIM”) of Mauritania, pursuant to which SNIM and ArcelorMittal would jointly develop a large iron ore mining project in the large El Agareb deposit. ArcelorMittal expects to complete exploratory works and a feasibility study by mid-2013.

Baffinland (Canada). In March 2011, the Company completed the acquisition of Baffinland Iron Mines Corp. (“Baffinland”), with ArcelorMittal holding 70% of the shares and Nunavut Iron Ore Inc. (“Nunavut Iron Ore”), a subsidiary of Iron Ore Holdings, L.P., owning the remaining 30%. Baffinland owns the Mary River project, which has direct shipped, high grade iron ore assets on Baffin Island in Nunavut. The Mary River property is located within the Arctic Circle and consists of nine high grade deposits. The current project envisages a phased development with a low-cost capital investment commencing in 2013 to result in production of 3.5 million tonnes per annum in 2015 with a road haulage option, and a larger phase 2 involving the expansion of mining facilities and construction of additional infrastructure so as to ship 18 million tonnes per annum of high grade, direct shipped lump and sinter ore when attractive financing terms are available. The feasibility study for the project was completed in 2012 and the phased project implementation is subject to permitting, which is in process. In December 2012, ArcelorMittal and Nunavut Iron Ore agreed that Nunavut Iron Ore will increase its shareholding in Baffinland from 30% to 50%. For further information, see “—Key Transactions and Events in 2012” in this annual report.

Key Transactions and Events in 2012

ArcelorMittal’s principal investments, acquisitions and disposals, and other key events that occurred during the year ended December 31, 2012 are summarized below.

•         On December 31, 2012, ArcelorMittal entered into an agreement pursuant to which its wholly owned subsidiary, ArcelorMittal Mines Canada Inc. (“AMMC”), and a consortium led by POSCO and China Steel Corporation (“CSC”) will create joint venture partnerships to hold ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets. The consortium, which also includes certain financial investors, will acquire a 15% interest in the joint ventures for total consideration of $1.1 billion in cash, with AMMC and its affiliates retaining an 85% interest. As part of the transaction, POSCO and CSC will enter into long-term iron ore off-take agreements proportionate to their joint venture interests. The transaction is subject to various closing conditions, including regulatory clearance by the Taiwanese and Korean governments, and is expected to close in two steps in the first and second quarters of 2013.

•         On December 18, 2012, ArcelorMittal extended the conversion date of the mandatory convertible bonds (“MCB”) issued by one of its wholly-owned Luxembourg subsidiaries and convertible into preferred shares of such subsidiary from January 31, 2013 to January 31, 2014. The MCB was originally issued in December 2009 (and placed privately with a Luxembourg affiliate of Crédit Agricole Corporate and Investment Bank) in an amount of $750 million, which was increased to $1 billion in April 2011. In connection with the extension of the conversion date of the MCB, ArcelorMittal also extended the maturities of the equity-linked notes in which the proceeds of the MCB issuance are invested.

•         On December 13, 2012, ArcelorMittal announced an agreement with Nunavut Iron Ore, Inc. (“Nunavut”) to increase Nunavut’s interest in Baffinland Iron Mines Corporation (“Baffinland”) from 30% to 50%. In consideration, Nunavut will correspondingly increase its share of funding for development of Baffinland’s Mary River iron ore project. ArcelorMittal will retain a 50% interest in the project as well as operator and marketing rights. The arrangements are subject to customary conditions precedent and are expected to be completed in early 2013.

•         On November 14, 2012, ArcelorMittal signed a share purchase agreement with Mrs. Mashile-Nkosi providing for acquisition by her or her nominee of ArcelorMittal’s 50% interest in Kalagadi Manganese. Under the agreement, ArcelorMittal will receive cash consideration of not less than ZAR 3.9 billion (approximately $460 million), on closing, which is subject to the arrangement of financing by the buyer. As of the date of this annual report, ArcelorMittal has not been notified of the satisfaction of this condition and therefore the investment was not classified as held for sale.  Closing is also subject to the waiver of preemptive rights of the other shareholders, customary corporate approvals and various regulatory approvals.

•         On October 1, 2012, ArcelorMittal Atlantique and Lorraine announced the intention to launch a project to close the liquid phase of the Florange plant in France, and concentrate efforts and investment on the high-quality finishing operation in Florange which employs more than 2,000 employees. The Company had accepted the French government’s request for the government to find a buyer for the liquid phase within 60 days of October 1, 2012, but no buyer was found. In December 2012, ArcelorMittal and the French government reached an agreement providing for the mothballing of the liquid phase without any dismantling for six years. ArcelorMittal expressed its commitment to the French government that it would (i) invest €180 million in the Florange site over the next five years, (ii) maintain the packaging activity in Florange for at least five years, (iii) reorganize the activity of the Florange site only by voluntary social measures for workers, and (iv) launch an R&D program to continue to develop the blast furnace top gas recycling technology.

•         On September 28, 2012, the Company completed the offering of $650 million of subordinated perpetual securities. The securities have no fixed maturity date, are subordinated and have a coupon of 8.75% per annum, subject to the right of the Company to defer the coupon payments. The initial coupon resets periodically over the life of the securities, with the first reset in year five and subsequently every five years thereafter. There is a step-up in the coupon of 25 basis points on the second reset date (year 10) and a subsequent step-up of 75 basis points 15 years later. The Company is entitled to call the securities in year five, in year 10, and on subsequent coupon payment dates. The Company also has the option to redeem the securities upon specific accounting, tax, rating agency or change of control events.

•         On July 25, 2012, ArcelorMittal announced the sale of its 48.1% stake in Paul Wurth, a Luxembourg-headquartered international engineering company that designs and supplies a full-range of technological solutions to the iron and steel industry and other metal sectors, to SMS Holding GmbH (Germany) for a total consideration of $388 million (cash outflow of $89 million net of cash disposed of). The transaction was completed on December 17, 2012.

•         On July 17, 2012, ArcelorMittal completed the disposal of its 23.48% interest in Enovos International SA to a fund managed by AXA Private Equity (Luxembourg) for total consideration of €330 million, with €165 million paid on the same date and the remaining portion deferred for up to two years. Interest is accruing on the deferred portion.

•         On June 20, 2012, ArcelorMittal completed the sale of its steel foundation distribution business in NAFTA, Skyline Steel and Astralloy (“Skyline Steel”), to Nucor Corporation (United States) for a total cash consideration of $674 million, reflecting final working capital adjustments. The transaction comprised 100% of ArcelorMittal’s stake in Skyline Steel’s operations in the NAFTA countries and the Caribbean.

•         On June 6, 2012, ArcelorMittal and Valin Group announced that ArcelorMittal would increase its shareholding in the downstream automotive steel joint venture VAMA from 33% to 49%. VAMA, which is a joint venture currently owned by ArcelorMittal (33%), Valin Group (33%) and Hunan Valin Steel Tube and Wire Co., Ltd. (“Hunan Valin”) (34%), is focused on establishing itself as a premier supplier of high-strength steels and value-added products for China’s fast growing automotive market.  In line with a new shareholding agreement they have entered into, the Valin Group and ArcelorMittal intend to increase VAMA's planned capacity by 25% from 1.2 million tonnes to 1.5 million tonnes, with capital investment to increase by 15% to CNY 5.2 billion (approximately $834 million). VAMA has signed purchase agreements totaling CNY 1.8 billion (approximately $289 million) for key equipment including cold rolling facilities, continuous annealing and galvanizing lines. The joint venture is expected to become operational in the first half of 2014. ArcelorMittal and the Valin Group also announced the possible recalibration by ArcelorMittal of its shareholding in Hunan Valin. The two companies have finalized a share swap arrangement based upon a Put Option mechanism, which enables ArcelorMittal to exercise, over the next two years, Put Options granted by the Valin Group with respect to Hunan Valin shares. Under this arrangement, ArcelorMittal (which currently holds approximately 30% of the shares of Hunan Valin) could sell up to 19.9% of the total equity (600 million shares) in Hunan Valin to the Valin Group. The exercise period of the Put Options is equally spaced with a gap of six months and linked to the key development milestones of VAMA. Following the exercise of the Put Options, ArcelorMittal would retain a 10.07% shareholding in Hunan Valin as part of a long-term strategic cooperation agreement.  ArcelorMittal's acquisition of the additional 16% shareholding in VAMA, which would be financed by the sale of shares in Hunan Valin using the Put Options, was approved by the Chinese authorities in December 2012. The put option exercise dates are February 6, 2013, August 6, 2013, February 6, 2014 and August 6, 2014. The exercise price per share is CNY 4 for the first two dates and CNY 4.4 for the last two dates. The Company exercised the first put option on February 6, 2013 and its stake in Hunan Valin decreased accordingly to 25%.

•         On May 8, 2012, the annual general meeting and extraordinary general meeting of shareholders held in Luxembourg approved all resolutions on their respective agendas by a large majority. A total of 1,021,492,703 shares, or 65.44% of the Company's share capital, were present or represented at the general meetings. The shareholders elected Mr. Tye Burt, the former President and Chief Executive Officer of Kinross Gold Corporation, a Toronto and New York Stock Exchange-listed gold mining company, as a new independent director of ArcelorMittal and re-elected Mr. Wilbur L. Ross and Mr. Narayanan Vaghul as independent directors for a term of three years each. In addition, the shareholders approved grants under the Restricted Share Unit Plan and the Performance Share Unit Plan in relation to 2012. The shareholders also approved a number of changes to the Articles of Association, mainly to bring them in line with recent legal developments in Luxembourg, including the transposition into Luxembourg law of the European  Shareholders' Rights Directive. Finally, the shareholders approved an increase in the Company's authorized share capital by an amount equal to 10% of its pre-extraordinary general meeting issued share capital.

•         On April 26, 2012, ArcelorMittal announced that a scoping study had identified the potential to utilize ArcelorMittal Mines Canada’s existing infrastructure system to increase annual production of iron-ore concentrate to 30 million tonnes per annum. In May 2011, the Company had announced that it had launched an investment program to increase annual production at ArcelorMittal Mines Canada from 16 to 24 million tonnes per annum by 2013.  Several development options are currently being considered and further expansion beyond the current investment program is being investigated. Studies have been initiated for a production increase of up to 32 million tonnes per annum.

•         On March 29, 2012, ArcelorMittal issued €500 million 4.5% Notes due March 29, 2018. The notes were issued under the Company’s €3 billion wholesale Euro Medium Term Notes Programme and the proceeds were used to refinance existing indebtedness.

•         On March 28, 2012, ArcelorMittal announced that it had sold 134,317,503 shares and warrants for an additional 134,317,503 shares in Ereğli Demir ve Çelik Fabrikaları T.A.Ş. (“Erdemir”) by way of a single accelerated bookbuilt offering to institutional investors. Taking into account the acquisition cost net of dividends, the disposal was cash positive. ArcelorMittal agreed to a 365 day lock-up period on its remaining stake in Erdemir. The warrants subsequently expired without exercise. Accordingly, as a result of this transaction, ArcelorMittal’s shareholding in Erdemir decreased from 25.78% to approximately 18.7%.

•         On March 2, 2012, ArcelorMittal announced the results of its cash tender offer launched on February 23, 2012 to purchase its 5.375% notes due June 1, 2013. ArcelorMittal accepted for purchase $299 million principal amount of notes for a total aggregate purchase price (including accrued interest) of $314 million. Upon settlement for all of the notes accepted pursuant to the offer, the remaining outstanding principal amount of notes is $1.2 billion.

•         On February 28, 2012, ArcelorMittal completed the issuance of three series of U.S. dollar denominated notes: $500 million aggregate principal amount of 3.75% notes due 2015, $1.4 billion aggregate principal amount of 4.5% due 2017, and $1.1 billion aggregate principal amount of 6.25% notes due 2022. The proceeds were used to refinance existing indebtedness.

Recent Developments

•         On February 9, 2013, a fire occurred at the Vanderbijlpark plant in ArcelorMittal South Africa. It caused extensive damage to the steel making facilities resulting in an immediate shutdown of the facilities.  No injuries were reported as a result of the incident. Once detailed assessments of the damage and required repairs have been carried out, the potential loss of sales and estimate of the time to repair will be determined.

•         On January 24, 2013, ArcelorMittal Liège informed its local works council of its intention to permanently close a number of additional assets due to further weakening of the European economy and the resulting low demand for its products. Specifically, ArcelorMittal Liège has proposed to close (i) the hot strip mill in Chertal, (ii) one of the two cold rolling flows in Tilleur, (iii) galvanization lines 4 and 5 in Flemalle and (iv) electrogalvanizing lines HP3 and 4 in Marchin. The Company has also proposed to permanently close the ArcelorMittal Liège coke plant, which is no longer viable due to the excess supply of coke in Europe. ArcelorMittal Liège intends to discuss with trade union representatives all possible means of reducing the impact on employees, including the possibility of transfer to other sites within ArcelorMittal.

•         ArcelorMittal completed a combined offering of ordinary shares and mandatorily convertible subordinated notes (“MCNs”) on January 14, 2013 and January 16, 2013, respectively. The ordinary share offering represents an aggregate of approximately $1.75 billion, representing approximately 104 million ordinary shares at an offering price of $16.75 per ordinary share. The MCN offering represented an aggregate of approximately $2.25 billion. The notes have a maturity of three years, are issued at 100% of the principal amount and will be mandatorily converted into ordinary shares of ArcelorMittal at maturity unless earlier converted at the option of the holders or ArcelorMittal or upon specified events in accordance with the terms of the MCNs. The notes pay a coupon of 6.00% per annum, payable quarterly in arrears. The minimum conversion price of the MCNs is equal to $16.75, corresponding to the placement price of shares in the concurrent ordinary share offering as described above, and the maximum conversion price was set at approximately 125% of the minimum conversion price (corresponding to $20.94).  The Mittal family purchased $300 million of MCNs and $300 million of ordinary shares in the offering. ArcelorMittal intends to use the net proceeds from the combined offering to reduce existing indebtedness.

Other Information

ArcelorMittal is a public limited liability company (société anonyme) that was incorporated under the laws of the Grand Duchy of Luxembourg on June 8, 2001. ArcelorMittal is registered at the R.C.S. Luxembourg under number B 82.454.

The mailing address and telephone number of ArcelorMittal’s registered office are:

ArcelorMittal
19, Avenue de la Liberté
L-2930 Luxembourg
Grand Duchy of Luxembourg
Telephone: +352 4792-2484

ArcelorMittal’s agent for U.S. federal securities law purposes is:

ArcelorMittal USA LLC
1 South Dearborn Street, 19th floor
Chicago, Illinois 60603
United States of America
Telephone: + 1 312 899-3400

ArcelorMittal shares are listed and traded on the NYSE (symbol “MT”), ArcelorMittal’s principal United States trading market, are admitted to trading outside the United States on the Luxembourg Stock Exchange’s regulated market and listed on the Official List of the Luxembourg Stock Exchange (“MT”), and are listed and traded (on a single order book as from January 14, 2009) on the NYSE Euronext European markets (Paris and Amsterdam) (“MT”) and the stock exchanges of Madrid, Barcelona, Bilbao and Valencia (the “Spanish Stock Exchanges”) (“MTS”).

Internet Site

ArcelorMittal maintains an Internet site at www.arcelormittal.com. Information contained in or otherwise accessible through this Internet site is not a part of this annual report. All references in this annual report to this Internet site are inactive textual references to this URL and are for your information only.

B.    Business Overview

Competitive Strengths

We believe that the following factors contribute to ArcelorMittal’s success in the global steel and mining industry:

Market leader in steel. ArcelorMittal is the world’s largest steel producer, with annual achievable production capacity of approximately 119 million tonnes of crude steel for the year ended December 31, 2012. Steel shipments for the year ended December 31, 2012 totaled approximately 83.8 million tonnes.

ArcelorMittal is the largest producer of steel in North and South America and Africa, the fourth largest steel producer in the CIS region, and has a growing presence in Asia, including investments in China and India. It is also the largest steel producer in the European Union, with significant operations in France, Germany, Belgium, Spain, Luxembourg, Poland, the Czech Republic and Romania. In addition, many of ArcelorMittal’s operating units have access to developing markets that are expected to experience, over time, above-average growth in steel consumption (such as Central and Eastern Europe, South America, India, Africa, CIS and Southeast Asia).

ArcelorMittal has a diversified portfolio of steel products to meet a wide range of customer needs across all steel-consuming industries, including the automotive, appliance, engineering, construction, energy and machinery industries. The Company sells its products in local markets and through a centralized marketing organization to customers in over 170 countries. ArcelorMittal’s diversified product offering, together with its distribution network and research and development (“R&D”) programs, enable it to build strong relationships with customers, which include many of the world’s major automobile and appliance manufacturers. With approximately 17% of the worldwide market share of flat steel sheets for the automotive industry, ArcelorMittal is a strategic partner for the major original equipment manufacturers (“OEMs”), and has the capability to build long-term contractual relationships with them based on early vendor involvement, contributions to global OEM platforms and common value-creation programs.

A world-class mining business. ArcelorMittal has a global portfolio of 16 operating units with mines in operation and development and is among the largest iron ore producers in the world. In the year ended December 31, 2012, ArcelorMittal mines and strategic contracts produced 68.1 million tonnes of iron ore and met 61% of the Company’s iron ore requirements, and produced 8.9 million tonnes of coking coal and PCI and met 20% of the Company’s PCI and coal requirements.  The Company currently has iron ore mining activities in Algeria, Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine and the United States and has projects under development or prospective development in Canada, Mauritania and India. The Company currently has coal mining activities in Kazakhstan, Russia and the United States. ArcelorMittal’s main mining products include iron ore lump, fines, concentrate, pellets, sinter feed, coking coal, PCI and thermal coal. As of December 31, 2012, ArcelorMittal’s iron ore reserves are estimated at 4.3 billion tonnes run of mine and its total coking coal reserves are estimated at 318 million tonnes run of mine or 170 wet recoverable million tonnes.

The Company’s long-life iron ore and coal resources provide a measure of security of supply and an important natural hedge against raw material volatility and global supply constraints. Since January 1, 2011, the mining business has been reported as a separate reportable segment. This enhances the ability to optimize capital allocation and pursue growth plans, which include a material increase in production and sales to third parties at market prices.

Market-leading automotive steel business. The Company estimates its flat products share of the global automotive steel market at approximately 17% in 2012. In total, the automotive industry consumed approximately 16% of all the Company’s produced steel in 2012. Long-term contracts add to the stability of the business. ArcelorMittal has built close relationships with its customers, often working with them at the vehicle design stage. These relationships are founded on the Company’s continuing investment in R&D and its ability to provide highly engineered solutions that help make vehicles lighter, safer and more fuel-efficient.

ArcelorMittal has a leading market share in its core markets and is a leader in the fast-growing advanced high strength steels segment. Its S-in motionTM line of solutions is a unique offering to the C-segment automotive market that satisfies OEMs’ requirements for safety, fuel economy and reduced CO2 emissions. By utilizing advanced high strength steels promoted in the S-in motionTM projects, OEMs can potentially achieve a 19% weight reduction over a period of time.

ArcelorMittal’s deliveries to the automotive industry are mainly in the natural geographic markets of its production facilities in Europe, North and South America and South Africa. The Company also exports certain specialty products to China, where it is developing its position in advance of production through its joint venture with Hunan Valin expected to begin during the first half of 2014 (see “Item 4A—History and Development of the Company—Updates on Previously Announced Investment Projects”). Its product mix is oriented towards higher value products and mainly to OEMs directly where the Company sells tailored solutions based on its products. With sales and service offices worldwide, production facilities in North and South America, South Africa and Europe and eventually, in China, ArcelorMittal believes it is uniquely positioned to supply global automotive customers with the same products worldwide. The Company has joint ventures and has also developed a global downstream network with partners through its Distribution Solutions segment. This provides the Company with a proximity advantage in virtually all regions where its global customers are present.

Research and Development. R&D supports ArcelorMittal’s business units in process and product improvement to produce the best quality steel at a low cost and with a limited impact on the environment. With 11 major research centers, ArcelorMittal possesses a leading R&D capability in the steel industry. The Company’s locations worldwide enable quick transfers of know-how to ArcelorMittal plants around the world. In addition, ArcelorMittal’s close relationship with its customers enables it to foster innovation and work with them to meet their evolving needs and develop new steel products and solutions. To improve its research efficiency and achieve a high level of scientific knowledge, ArcelorMittal maintains strong academic partnerships with world-class scientific and technical universities.

The main focuses of ArcelorMittal’s R&D are:

•         In process research, ArcelorMittal places significant emphasis on cost-effective processes (related to energy savings and raw materials selection), quality, environmental improvements and efficiently deploying process improvements throughout its plants worldwide.

•         In the automotive sector, ArcelorMittal’s engineering teams resident at customers’ plants work with OEMs from the design stage of new product launches, helping to create vehicles that are lighter, stronger, safer and more attractive to end-users. ArcelorMittal continues to lead the way with advanced high-strength steels and high formability steels in conjunction with a quick deployment at all worldwide customers’ locations.

•         In construction and civil engineering, ArcelorMittal works to develop new products and solutions addressing safety, health, cost-efficiency, affordability, durability, energy-efficiency, environmental impact, comfort and transportability.

•         In other industry markets such as appliances, packaging and metal processing, ArcelorMittal develops cost-effective products, solutions and new coatings, while anticipating new legal and regulatory environmental requirements.

•         In the energy market, ArcelorMittal is increasing its efforts to develop new steel grades for energy pipes, and a larger and cost-effective product range for tubular products.

•         ArcelorMittal takes part in the development of new energy-saving technologies with the production of new, fully processed grades of electrical steel and has a growing presence in the wind energy sector. Proceeds from the sale of carbon dioxide credits are reinvested in energy savings projects.

For the year ended December 31, 2012, ArcelorMittal’s R&D expense was $285 million.

Diversified and efficient producer. As a vertically-integrated global steel manufacturer with a leading position in many markets, ArcelorMittal benefits from scale and production cost efficiencies in various markets and a measure of protection against the cyclicality of the steel industry and raw materials prices

•         Diversified production process. In 2012, approximately 64.6 million tonnes of crude steel were produced through the basic oxygen furnace route, approximately 20.6 million tonnes through the electric arc furnace route and approximately 3.0 million tonnes of crude steel through the open hearth furnace route. This provides ArcelorMittal with greater flexibility in raw material and energy use, and increased ability to meet varying customer requirements in the markets it serves.

•         Product and geographic diversification. By operating a portfolio of assets that is diversified across product segments and geographic areas, ArcelorMittal benefits from a number of natural hedges.

•         Upstream integration. ArcelorMittal believes that its own raw material production provides a competitive advantage over time. Additionally, ArcelorMittal benefits from the ability to optimize the efficient use of raw materials in its steel-making facilities, a global procurement strategy and the implementation of overall company-wide knowledge management practices with respect to raw materials. Certain of the Company’s operating units also have access to infrastructure, such as deep-water port facilities, railway sidings and engineering workshops that lower transportation and logistics costs.

•         Downstream integration. ArcelorMittal’s downstream integration through its Distribution Solutions segment enables it to provide customized steel solutions to its customers more directly. The Company’s downstream assets have cut-to-length, slitting and other processing facilities, which provide value additions and help it to maximize operational efficiencies.

Business improvement through company-wide Knowledge Management Program. Knowledge sharing and implementation of best practices are an integral part of ArcelorMittal’s management philosophy. Through its global Knowledge Management Program (“KMP”), ArcelorMittal shares, develops and utilizes its knowledge and experience across its facilities to accelerate improvement in business performance. The KMP covers all key functional areas, such as procurement, finance, marketing, logistics and health and safety, as well as the main steps in steel production and processing. The KMP includes ongoing detailed benchmarking, regular technical meetings and information-sharing at the corporate, regional and operating levels and inter-plant expert and operational support to drive performance improvement. The KMP enables each business unit to benefit from the scale and reach of ArcelorMittal’s global presence and access the best practices and experience within the Company. ArcelorMittal believes that the KMP provides a differentiating advantage to ArcelorMittal’s business performance by continuously contributing to reduced procurement and conversion costs and enhancing safety, quality, productivity and profitability.

Dynamic responses to market challenges and opportunities. ArcelorMittal’s management team has a strong track record and extensive experience in the steel and mining industries. Management had the vision to recognize and take full advantage of the strong steel market trend from 2004 to mid-2008 and by responding quickly and decisively to opportunities, succeeded in building the world’s largest steel company. Even as ArcelorMittal grew in recent years (in large part due to its expertise in acquisitions and turnarounds as described below), it put itself on stronger footing to weather the market downturn in late 2008 and early 2009. Management’s flexibility and agility allowed ArcelorMittal to shift quickly from the growth-oriented approach that prevailed in early 2008 to a crisis response that focused on prudent deployment of cash and reduction of costs, while continuing to provide customers with superior value-added steel products and solutions. In 2010, management continued to carefully adjust its production to changing market conditions and the slow and uncertain economic recovery, while also broadening the Company’s strategic focus on developing its mining activities and securing long-term stable supplies of raw materials.  In response to the worsening Euro-zone sovereign debt crisis starting in the summer of 2011 and subsequent recession in certain of its key markets, ArcelorMittal accelerated its operating results improvement plans in order to maintain its leadership position in the steel industry and to continue to be competitive on costs.  In this respect, during the third quarter of 2012, the Company achieved its target to reach management gains of $4.8 billion from sustainable SG&A, fixed and variable cost reductions, ahead of its initial schedule. The Company is currently developing plans to announce further management gain plans in the near-term. In September 2011, the Company launched an asset optimization initiative aimed at maximizing steel production at its lowest cost facilities. This process is advancing as planned and the Company expects to generate $1 billion of savings on an annualized basis during the course of 2013. The Company has closed the liquid phase at the Liège site of ArcelorMittal Belgium and mothballed the liquid phase at the Florange site of ArcelorMittal Atlantique et Lorraine, France. It also announced its intention to permanently close the coke plant and six finishing lines in Liège. The Company continues to temporarily suspend steel growth capital expenditure while maintaining a focus on core growth capital expenditure in mining.

Despite the uncertain business environment since the market downturn in 2008, ArcelorMittal management has successfully continued to access the equity and bond markets to adapt its balance sheet structure and extend debt maturity dates.

Proven expertise in acquisitions and turnarounds. ArcelorMittal’s management team has proven expertise in successfully acquiring and subsequently integrating operations, as well as turning around underperforming assets within tight timeframes. The Company takes a disciplined approach to investing and uses teams with diverse expertise from different business units across the Company to evaluate  new assets, conduct due diligence and monitor integration and post-acquisition performance. Since the inception of ArcelorMittal’s predecessor company Mittal Steel in 1989, the Company has grown through a series of acquisitions and by improving the operating performance and financial management at the facilities that it has acquired. In particular, ArcelorMittal seeks to improve acquired businesses by eliminating operational bottlenecks, addressing any historical under-investments and increasing acquired facilities’ capability to produce higher quality steel. The Company introduces focused capital expenditure programs, implements company-wide best practices, balances working capital, ensures adequate management resources and introduces safety and environmental improvements at acquired facilities. ArcelorMittal believes that these operating and financial measures have improved the operating performance and quality of steel produced at these facilities.

Employees. Recognizing them as the Company’s most valuable assets, ArcelorMittal’s management devotes considerable effort towards securing the right people and enhancing their productivity in four key ways: (1) organizational effectiveness, which aligns the organizational structure and size with the Company’s goals and operations; (2) resourcing, workforce planning, skill gaps identification and training which ensure that the right people are in the right roles; (3) succession planning and development; and (4) performance management through measures such as management review and incentive programs.

Corporate responsibility. ArcelorMittal’s commitment to corporate responsibility (CR) is an important value driver of long-term shareholder value. By acting in a responsible and transparent manner, and by maintaining good relationships with stakeholders, the Group can better manage social and environmental risk, mitigate the impact of its operations on society, meet local expectations, and foster local economic development. ArcelorMittal’s CR approach is structured around four areas, which reflect the key priorities of our business and our stakeholders: investing in our people, making steel more sustainable, enriching our communities and transparent governance.  In 2012, ArcelorMittal achieved its target lost time injury rate of 1.0 (the Company’s best to date), shared the top position as the world’s most admired metals company in Fortune Magazine’s corporate reputation survey and maintained membership in two major sustainability and corporate responsibility indices: the FTSE4Good Index Series and the Dow Jones Sustainability Index World, the latter of which recognized the Company as the steel sector leader.

Business Strategy

ArcelorMittal’s success has been built upon a consistent strategy that emphasizes size and scale, increased production of and access to raw materials, product diversity, continuous growth in higher value products and a strong customer focus. We intend to continue to be the global leader in the steel industry and a leader in iron ore and coal mining, in particular through the following:

Three-dimensional strategy for sustainability and growth. ArcelorMittal has pursued for a number of years a consistent, three-dimensional business strategy focused on its unique geographical and product diversification, coupled with upstream and downstream integration that reduces exposure to risk and cyclicality. This strategy can be broken down into its three major elements:

Geography: ArcelorMittal is the largest producer of steel in Europe, North and South America, Africa, the fourth largest steel producer in the CIS region. ArcelorMittal has steel-making operations in 20 countries on four continents, including 58 integrated, mini-mill and integrated mini-mill steel-making facilities which provide a high degree of geographic diversification. In 2012, approximately 39% of its steel was produced in the Americas, approximately 44% was produced in Europe and approximately 17% was produced in other countries, such as Kazakhstan, South Africa and Ukraine.

Worldwide steel demand in recent years has been driven by growth in developing economies, in particular in the BRICET countries. The Company’s pre-global financial crisis expansion strategy gave it a leading position in Africa, Central and Eastern Europe, South America and Central Asia.

Products: As a global steel producer of a broad range of high-quality finished and semi-finished steel products, ArcelorMittal is able to meet the needs of diverse markets. Steel consumption and product requirements are different in mature economy markets and developing economy markets. Steel consumption in mature economies is weighted towards flat products and a higher value-added mix, while developing markets utilize a higher proportion of long products and commodity grades. As these economies develop, local customers will require increasingly advanced steel products as market needs evolve. To meet these diverse needs, ArcelorMittal maintains a high degree of product diversification and seeks opportunities to increase the proportion of its product mix consisting of higher value-added products.

Mining and value chain: ArcelorMittal has access to high-quality and low-cost raw materials through its own mines and strategic contracts with key suppliers, and plans to continue to develop its upstream integration in the medium-term. Iron ore and coal mining projects have been a key focus of ArcelorMittal in recent years, and this focus is only expected to intensify in the medium-term, as the Company has a goal to secure 84 million tonnes of iron ore production capacity by 2015. As part of this strategy, in March 2011, the Company completed the acquisition of Baffinland, which holds a substantial undeveloped iron ore deposit in the Canadian territory of Nunavut, although the Company has since announced its intention to reduce its stake in Baffinland to 50%. For additional information, see “Item 4A—History and Development of the Company—Updates on Previously Announced Investment Projects” and Item 4A—History and Development of the Company—Key Transactions and Events in 2012”.

Downstream integration is also a key element of ArcelorMittal’s strategy to build a global customer franchise. In high-value products, downstream integration allows steel companies to be closer to the customer and capture a greater share of value-added activities. As its key customers globalize, ArcelorMittal intends to invest in value-added downstream operations, such as steel service centers and building and construction support services for the construction industry. In addition, the Company intends to continue to develop its distribution network in selected geographic regions. ArcelorMittal believes that these downstream and distribution activities will allow it to be closer to end-user customers, which in turn will allow it to benefit from better market intelligence and better manage inventories in the supply chain to reduce volatility and improve working capital management. Furthermore ArcelorMittal will continue to expand its production of value-added products in developing markets, leveraging off its experience in developed markets.

Growth Prospects. Mergers and acquisitions have historically been a key pillar of ArcelorMittal’s strategy. Due to difficult economic and market conditions prevailing in late 2008 and early 2009, ArcelorMittal sharply curtailed M&A and greenfield investment activity. Due to continuing weaker demand, as well as uncertainties arising from the Euro-zone sovereign debt crisis, M&A activity also remained subdued for most of 2010, 2011 (with the exception of Baffinland) and 2012, as the Company focused on targeted cost improvement through its management gain program, non-core asset disposals and resizing its operational footprint through asset optimization. As global market conditions gradually improve and signs of stability emerge in Europe, the Company may consider taking advantage of selected growth opportunities, including in the mining and steel sectors and in emerging markets.

Business Overview

ArcelorMittal reports its operations in six reportable segments representing continuing operations: Flat Carbon Americas, Flat Carbon Europe, Long Carbon Americas and Europe, Asia, Africa and CIS (“AACIS”), Distribution Solutions and Mining. The following table sets forth selected financial data by segment.

		Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas & Europe	AACIS	Distribution Solutions	Mining	Others*	Elimination	Total
	Year ended December 31, 2010
	Sales to external customers	16,265	20,898	18,217	6,916	14,225	1,157	347	-	78,025
	Intersegment sales**	1,419	4,652	3,098	2,790	1,519	3,308	1,339	(18,125)	-
	Operating income (loss)	892	496	1,014	686	158	1,635	(817)	(281)	3,783
	Depreciation	888	1,404	1,060	454	177	338	103	-	4,424
	Impairment	-	77	11	-	113	305	19	-	525
	Capital expenditures	577	792	687	515	124	534	91	-	3,320
	Year ended December 31, 2011
	Sales to external customers	19,556	25,760	21,658	7,812	16,905	1,499	783	-	93,973
	Intersegment sales**	1,479	5,302	3,507	2,967	2,150	4,866	919	(21,190)	-
	Operating income (loss)	1,445	(319)	679	727	55	2,578	22	17	5,204
	Depreciation	925	1,540	1,005	517	179	496	34	-	4,696
	Impairment	8	141	178	-	-	4	-	-	331
	Capital expenditures	670	1,004	1,119	613	152	1,297	17	-	4,872
	Year ended December 31, 2012
	Sales to external customers	19,218	22,190	19,116	7,145	14,508	1,674	362	-	84,213
	Intersegment sales**	934	5,002	2,766	2,906	1,786	3,819	833	(18,046)	-
	Operating income (loss)	1,010	(3,720)	(514)	(79)	(688)	1,209	(81)	218	(2,645)
	Depreciation	930	1,437	921	650	162	546	56	-	4,702
	Impairment	-	2,941	1,280	8	806	-	-	-	5,035
	Capital expenditures	652	818	745	433	82	1,883	104	-	4,717

*

Others include all other operational and non-operational items which are not segmented. As of December 31, 2012, the presentation of the others and eliminations has been changed to present the other operational and non-operational items separately from eliminations.

**	Transactions between segments are reported on the same basis of accounting as transactions with third parties except for certain mining products shipped internally and reported on a cost plus basis.

Products

ArcelorMittal has a high degree of product diversification relative to other steel companies. Its plants manufacture a broad range of finished and semi-finished steel products of different specifications, including many difficult and technically sophisticated products that it sells to demanding customers for use in high-end applications.

ArcelorMittal’s principal steel products include:

•         semi-finished flat products such as slabs;

•         finished flat products such as plates, hot- and cold-rolled coils and sheets, hot-dipped and electro-galvanized coils and sheets, tinplate and color coated coils and sheets;

•         semi-finished long products such as blooms and billets;

•         finished long products such as bars, wire-rods, structural sections, rails, sheet piles and wire-products; and

•         seamless and welded pipes and tubes.

ArcelorMittal’s main mining products include:

•         iron ore lump, fines, concentrate, pellets and sinter feed; and

•         coking, PCI and thermal coal.

Steel-Making Process

Historically, primary steel producers have been divided into “integrated” and “mini-mill” producers. Over the past few decades, a third type of steel producer has emerged that combines the strengths of both the integrated and the mini-mill processes. These producers are referred to as “integrated mini-mill producers”.

Integrated Steel-Making

In integrated steel production, coal is converted to coke in a coke oven, and then combined in a blast furnace with iron ore and limestone to produce pig iron, which is subsequently combined with scrap in a converter, which is generally a basic oxygen or tandem furnace, to produce raw or liquid steel. Once produced, the liquid steel is metallurgically refined and then transported to a continuous caster for casting into a slab, bloom or billet, which is then further shaped or rolled into its final form. Various finishing or coating processes may follow this casting and rolling. Recent modernization efforts by integrated steel producers have focused on cutting costs through eliminating unnecessary production steps, reducing manning levels through automation, and decreasing waste generated by the process. Integrated mills are substantially dependent upon iron ore and coking coal which, due to supply and demand imbalances, shortening of contract durations and linkage of contract prices to spot prices, have been characterized by price volatility in recent years.

Mini-Mills

A mini-mill employs an electric arc furnace to directly melt scrap and/or scrap substitutes such as direct reduced iron, thus entirely replacing all of the steps up to and including the energy-intensive blast furnace. A mini-mill incorporates the melt shop, ladle metallurgical station, casting, and rolling into a unified continuous flow. Mini-mills are generally characterized by lower costs of production and higher productivity than integrated steel-makers. These attributes are due in part to the lower capital costs and lower operating costs resulting from the streamlined melting process and more efficient plant layouts of mini-mills. The quality of steel produced by mini-mills is primarily limited by the quality of the metallic raw materials used in liquid steel-making, which in turn is affected by the limited availability of high-quality scrap or virgin ore-based metallics for use in the electric arc furnaces. Mini-mills are substantially dependent on scrap, which has been characterized by price volatility, generally rising prices and limited availability in recent years.

Integrated Mini-Mills

Integrated mini-mills are mini-mills that produce their own metallic raw materials consisting of high-quality scrap substitutes, such as direct reduced iron. Unlike most mini-mills, integrated mini-mills are able to produce steel with the quality of an integrated producer, since scrap substitutes, such as direct reduced iron, are derived from virgin iron ore, which has fewer impurities. The internal production of scrap substitutes as the primary metallic feedstock provides integrated mini-mills with a competitive advantage over traditional scrap-based mini-mills by insulating the integrated mini-mills from their dependence on scrap, which has been subject to price volatility, generally rising prices and limited availability. The internal production of metallic feedstock also enables integrated mini-mills to reduce handling and transportation costs. The high percentage use of scrap substitutes such as direct reduced iron also allows the integrated mini-mills to take advantage of periods of low scrap prices by procuring a wide variety of lower-cost scrap grades, which can be blended with the higher-purity direct reduced iron charge. Because the production of direct reduced iron involves the use of significant amounts of natural gas, integrated mini-mills are more sensitive to the price of natural gas than are mini-mills using scrap.

Key Steel Products

Steel-makers primarily produce three types of steel products; flat products, long products and stainless steel. Flat products, such as sheet or plate, are produced from slabs. Long products, such as bars, rods and structural shapes, are rolled from blooms and/or billets. Stainless steel products include austenitic stainless, ferritic stainless and martensitic stainless.

Flat Products

Slab. A slab is a semi-finished steel product obtained by the continuous casting of steel or rolling ingots on a rolling mill and cutting them into various lengths. A slab has a rectangular cross-section and is used as a starting material in the production process of other flat products (e.g., hot-rolled sheet, plates).

Hot-Rolled Sheet. Hot-rolled sheet is minimally processed steel that is used in the manufacture of various non-surface critical applications, such as automobile suspension arms, frames, wheels, and other unexposed parts in auto and truck bodies, agricultural equipment, construction products, machinery, tubing, pipe and guard rails. All flat-rolled steel sheet is initially hot-rolled, a process that consists of passing a cast slab through a multi-stand rolling mill to reduce its thickness to less than 12 millimeters. Flat-rolled steel sheet that has been wound is referred to as “coiled”.

Cold-Rolled Sheet. Cold-rolled sheet is hot-rolled sheet that has been further processed through a pickle line, which is an acid bath that removes scaling from steel’s surface, and then successively passed through a rolling mill without reheating until the desired gauge, or thickness, and other physical properties have been achieved. Cold-rolling reduces gauge and hardens the steel and, when further processed through an annealing furnace and a temper mill, improves uniformity, ductility and formability. Cold-rolling can also impart various surface finishes and textures. Cold-rolled steel is used in applications that demand higher surface quality or finish, such as exposed automobile and appliance panels. As a result, the prices of cold-rolled sheet are higher than the prices of hot-rolled sheet. Typically, cold-rolled sheet is coated or painted prior to sale to an end-user.

Coated Sheet. Coated sheet is generally cold-rolled steel that has been coated with zinc, aluminum or a combination thereof to render it corrosion-resistant and to improve its paintability. Hot-dipped galvanized, electro-galvanized and aluminized products are types of coated sheet. These are also the highest value-added sheet products because they require the greatest degree of processing and tend to have the strictest quality requirements. Coated sheet is used for many applications, often where exposed to the elements, such as automobile exteriors, major household appliances, roofing and siding, heating and air conditioning equipment, air ducts and switch boxes, as well as in certain packaging applications, such as food containers.

Plates. Plates are produced by hot-rolling either reheated slabs or ingots. The principal end uses for plates include various structural products such as for bridge construction, storage vessels, tanks, shipbuilding, line pipe, industrial machinery and equipment.

Tinplate. Tinplate is a light-gauge, cold-rolled, low-carbon steel usually coated with a micro-thin layer of tin. Tinplate is usually between 0.14 millimeters and 0.84 millimeters thick and offers particular advantages for packaging, such as strength, workability, corrosion resistance, weldability and ease in decoration. Food and general line steel containers are made from tinplate.

Long Products

Billets/Blooms. Billets and blooms are semi-finished steel products. Billets generally have square cross-sections up to 180 millimeters by 180 millimeters, and blooms generally have square or rectangular cross-sections greater than 180 millimeters by 180 millimeters. These products are either continuously cast or rolled from ingots and are used for further processing by rolling to produce finished products like bars, wire rod and sections.

Bars. Bars are long steel products that are rolled from billets. Merchant bar and reinforcing bar (rebar) are two common categories of bars. Merchant bars include rounds, flats, angles, squares, and channels that are used by fabricators to manufacture a wide variety of products such as furniture, stair railings, and farm equipment. Rebar is used to strengthen concrete in highways, bridges and buildings.

Special Bar Quality (SBQ) Steel. SBQ steel is the highest quality steel long product and is typically used in safety-critical applications by manufacturers of engineered products. SBQ steel must meet specific applications’ needs for strength, toughness, fatigue life and other engineering parameters. SBQ steel is the only bar product that typically requires customer qualification and is generally sold under contract to long-term customers. End-markets are principally the automotive, heavy truck and agricultural sectors, and products made with SBQ steel include axles, crankshafts, transmission gears, bearings and seamless tubes.

Wire Rods. Wire rod is ring-shaped coiled steel with diameters ranging from 5.5 to 42 millimeters. Wire rod is used in the automotive, construction, welding and engineering sectors.

Wire Products. Wire products include a broad range of products produced by cold reducing wire rod through a series of dies to improve surface finish, dimensional accuracy and physical properties. Wire products are used in a variety of applications such as fasteners, springs, concrete wire, electrical conductors and structural cables.

Structural Sections. Structural sections or shapes is the general term for rolled flanged shapes with at least one dimension of their cross-section of 80 millimeters or greater. They are produced in a rolling mill from reheated blooms or billets. Structural sections include wide-flange beams, bearing piles, channels, angles and tees. They are used mainly in the construction industry and in many other structural applications.

Rails. Rails are hot-rolled from a reheated bloom. They are used mainly for railway rails but they also have many industrial applications, including rails for construction cranes.

Seamless Tube: Seamless tubes have outer dimensions of approximately 25 millimeters to 508 millimeters. They are produced by piercing solid steel cylinders in a forging operation in which the metal is worked from both the inside and outside. The final product is a tube with uniform properties from the surface through the wall and from one end to the other.

Steel sheet piles. Steel sheet piles are hot rolled products used in civil engineering for permanent and temporary retaining structures. Main applications are the construction of quay walls, jetties, breakwaters, locks and dams, river reinforcement and channel embankments, as well as bridge abutments and underpasses. Temporary structures like cofferdams in the river are made with steel sheet piles. A special combination of H beams and steel sheet piles are sometimes used for the construction of large container terminals and similar port structures.

Welded Pipes and Tubes: Welded pipes and tubes are manufactured from steel sheet that is bent into a cylinder and welded either longitudinally or helically.

Stainless Steel

In January 2011, ArcelorMittal completed the spin-off of its stainless steel operations to a separately-focused company, Aperam.

Electrical Steels

There are three principal types of electrical steel: grain-oriented steels, non-grain oriented fully processed steels and non-grain oriented semi-processed steels:

•         Grain-oriented steels are 3% silicon-iron alloys developed with a grain orientation to provide very low power loss and high permeability in the rolling direction, for high efficiency transformers. These materials are sold under the Unisil trademark. Unisil H is a high permeability grade that offers extremely low power loss.

•         Non-grain oriented fully processed steels are iron-silicon alloys with varying silicon contents and have similar magnetic properties in all directions in the plane of the sheet. They are principally used for motors, generators, alternators, ballasts, small transformers and a variety of other electromagnetic applications. A wide range of products, including a newly developed thin gauge material for high frequency applications, are available.

•         Non-grain oriented semi-processed steels are largely non-silicon alloys sold in the not finally annealed condition to enhance punchability. Low power loss and good permeability properties are developed after final annealing of the laminations. These materials are sold under the Newcor and Polycor trademarks.

Direct Reduced Iron

Direct reduced iron, also known as DRI, is produced by removing the oxygen from iron ore without melting it. DRI is used as feedstock for electric arc furnaces and is a high-quality substitute for scrap. In 2012, ArcelorMittal produced 8.2 million tonnes of DRI. Direct reduced iron enables ArcelorMittal to control the quality and consistency of its metallic input, which is essential to ensure uniform high quality of the finished products. Direct reduced iron has historically given ArcelorMittal a cost advantage compared to scrap.

Mining Products

ArcelorMittal’s principal mining products and raw material input items for steel operations include iron ore, solid fuels (coking coal, PCI coal and coke), metallics, alloys, base metals, energy and industrial gases.

ArcelorMittal’s mining and raw materials supply strategy consists of:

•         Acquiring and expanding production of certain raw materials, in particular iron ore, coal and manufacturing refractory products and developing diverse third-party customer relationships;

•         With respect to purchasing, pursuing the lowest unit price available based on the principles of total cost of ownership and value-in-use through aggregated purchasing, supply chain and consumption optimization;

•         Exploiting its global purchasing reach; and

•         Leveraging local and low cost advantages on a global scale.

Faced with rising and more volatile raw materials prices in recent years and in light of the concentrated nature of the mining industry (in particular iron ore), ArcelorMittal has pursued a strategy of selectively acquiring mining assets that are complementary to its steel producing activities and making substantial investments in the development of its own production base. These acquisitions and investments have focused mainly on iron ore and coking coal, which are the two most important inputs in the steel-making process. ArcelorMittal has exploration and evaluation mining projects in India and Africa that have not yet reached the development and production stages, and whose advancement was delayed in late 2008 and 2009 due to the global economic crisis. ArcelorMittal also holds stakes in a few joint ventures and other entities with substantial mining assets. As the global economic crisis continued in 2010, ArcelorMittal focused on optimizing output and production from its existing sources rather than on further expanding its portfolio of mining assets. In early 2011, the Company’s expansion of its own raw materials base resumed with its acquisition of Baffinland, owner of an undeveloped iron ore deposit in the Canadian territory of Nunavut. In late 2012, the Company secured additional shareholder support for Baffinland with ArcelorMittal and Nunavut Iron Ore becoming equal partners in the joint venture. Also, in order to forge strategic relationships with key customers, in December 2012, the Company entered into an agreement with a consortium led by POSCO and CSC pursuant to which ArcelorMittal Mines Canada and the consortium will enter into a joint venture partnership in which the consortium will hold a 15% interest and POSCO and CSC will enter into long-term iron ore off-take agreements with ArcelorMittal Mines Canada. See “Item 4A—History and Development of the Company—Updates on Previously Announced Investment Projects” and “Item 4A—History and Development of the Company—Key Transactions and Events in 2012”.

ArcelorMittal is a party to contracts with other mining companies that provide long-term, stable sources of raw materials. The Company’s largest iron ore supply contracts are agreements with Vale that were entered into in 2008 and amended in 2009 in response to changed market conditions in order to reduce and introduce a greater level of flexibility with respect to ArcelorMittal’s purchasing requirements and Vale’s supply requirements. ArcelorMittal’s other principal international iron ore suppliers include Cliffs Natural Resources Inc. in the United States, Metalloinvest in Russia, Metinvest in Ukraine, Luossavaara-Kiirunavaara AB in Sweden, Samarco in Brazil, IOC (Rio Tinto Ltd.) in Canada and Sishen (South Africa). ArcelorMittal’s principal coal suppliers include the BHP Billiton Mitsubishi Alliance in Australia, Alpha Natural Resources in the United States, Anglo Coal in Australia, Xstrata Coal in Australia, Walter Energy Inc. in the United States, Teck Coal in Canada and Peabody in Australia. ArcelorMittal classifies certain of these long-term contracts as “strategic”, such as one of the contracts with Cliffs Natural Resources Inc. and the contract with Sishen, due to their pricing arrangements and includes them in its assessment of its raw material self-sufficiency.

ArcelorMittal believes that its portfolio of long-term supply contracts can play an important role in preventing disruptions in the production process. In 2012, ArcelorMittal sourced nearly all of its iron ore requirements and the majority of its coking coal requirements, beyond that provided by its own mines and strategic long-term contracts, under other long-term contracts, the majority of which are now on a quarterly pricing arrangement (see “Item 5—Operating and Financial Review and Prospects—Raw Materials”).

The table below sets forth information regarding ArcelorMittal’s raw material production and consumption in 2012.

	Millions of metric tonnes	Consumption	Sourced from own mines and strategic long-term contracts	Other sources	Self-sufficiency %
	Iron Ore[1]	108.9	66.3	42.6	61%
	PCI & Coal[2]	43.1	8.5	34.5	20%
	Coke	28.1	25.9	2.3	92%
	Scrap & DRI	36.0	17.9	18.0	50%

1	Assuming full production of iron ore at ArcelorMittal Mines Canada, Serra Azul and full share of production at Peña Colorada for own use.
2	Includes coal only for the steelmaking process and excludes steam coal for power generation. Assumes all production of coal at Kuzbass and Princeton mines for own use.

Iron Ore

ArcelorMittal sources significant portions of its iron ore needs from its own mines in Kazakhstan, Ukraine, Bosnia, Algeria, Canada, the United States, Mexico, Liberia and Brazil. ArcelorMittal is also expanding capacity of existing mines in Canada, and the expansion in Brazil was completed in the fourth quarter of 2012. In addition, the Company has announced prospective mining developments in India, Africa, South America and North America. See “Item 4A—Updates on Previously Announced Investment Projects”. Several of ArcelorMittal’s steel plants also have in place off-take arrangements with mineral suppliers located near its production facilities, some of which supply the relevant plant’s iron ore requirements on a cost-plus basis and are considered strategic long-term contracts.

The following table sets forth information on ArcelorMittal’s principal iron ore mining operations and production (own mines and strategic long-term contracts) in 2012:

	Mine	Type	Product	2012 Production (in millions of metric tonnes)[1]
	Own mines
	North America[2]	Open pit	Concentrate, lump, fines and pellets	30.3
	South America	Open pit	Lump and fines	4.1
	Europe	Open pit	Concentrate and lump	2.1
	Africa	Open pit /underground	Fines	4.7
	Asia, CIS & Other	Open pit /underground	Concentrate, lump, fines and sinter feed	14.7
	Total own iron ore production of own mines			55.9
	Strategic long-term contracts– iron ore
	North America[3]	Open pit	Pellets	7.6
	Africa[4]	Open pit	Lump and fines	4.7
	Total strategic long-term contracts – iron ore			12.3
	Total			68.1

1	Total of all finished production of fines, concentrate, pellets and lumps (includes ArcelorMittal’s shares of production of less than wholly-owned mines and strategic long-term contracts).
2	Includes ArcelorMittal’s share of production from Hibbing (United States, 62.30%) and Peña Colorada (Mexico, 50%).
3	Consists of long-term supply contracts with Cliffs Natural Resources Inc. for purchases made at a previously set price, adjusted for changes in certain steel prices and inflation factors.
4

Includes purchases under a strategic agreement with Sishen/Thabazambi (South Africa). Since 2010, the parties have reached a series of interim agreements providing for the sale of iron ore on a fixed-cost basis. Following an agreement reached on December 13, 2012, Sishen/Thabazambi supplies a maximum annual volume of 4.8 million tonnes of iron ore at a weighted average price of $65 per tonne with effect from January 1, 2013. See “Item 8A—Consolidated Financial Statement and Other Financial Information – Legal Proceedings – Other Legal Claims – South Africa”.

For further information on each of ArcelorMittal’s principal iron ore mining operations, see “Item 4D—Property, Plant and Equipment”.

Solid Fuels

Coking Coal

As with iron ore, ArcelorMittal sources a percentage of its coking coal from its own coal mines in Kazakhstan, Russia and the United States. The Company’s mines in Kazakhstan supply substantially all the requirements for its steelmaking operations at ArcelorMittal Temirtau, while the mines in Russia and the United States supply other steel plants within the ArcelorMittal group together with external customers.

 The following table sets forth information on ArcelorMittal’s principal coking coal mining operations and production (own mines and strategic long-term contracts) in 2012:

	Mine	2012 Production (millions of metric tonnes)
	Own mines
	North America	2.4
	Asia, CIS & Other	5.8
	Total own coal production	8.2
	Coal - strategic contracts
	North America[1]	0.4
	Africa[2]	0.3
	Total strategic contracts – coal	0.7
	Total	8.9

1	Strategic agreement - prices on a fixed-price basis.
2	Long term lease - prices on a cost-plus basis.

Coke

ArcelorMittal has its own coke-making facilities at most of its integrated mill sites, including in Bosnia, the United States, Canada, Mexico, Brazil, Spain, France, Germany, Belgium, Poland, Czech Republic, Kazakhstan, South Africa and Ukraine. While ArcelorMittal meets most of its own coke requirements, certain of ArcelorMittal’s operating subsidiaries buy coke from mostly domestic or regional sources to optimize cost savings from transport efficiencies, and certain of its subsidiaries also sell excess coke at market prices to third parties. The remainder of the spot purchases of coke is made from China, Japan and the United States.

In the United States, ArcelorMittal USA produces part of its coke requirement in its own batteries, with the bulk procured under long-term contracts from dedicated coke batteries owned by third parties. These contracts have formula-based pricing arrangements.

Other Raw Materials and Energy

Metallics (Scrap)

ArcelorMittal procures the majority of its scrap requirements locally and regionally to optimize transport costs, or under short-term contracts. Typically scrap purchases tend to be made in the spot market on a monthly basis. In Europe, ArcelorMittal has entered into certain contracts for scrap recycling.

Alloys

ArcelorMittal purchases its requirements of bulk and noble alloys from a number of global, regional and local suppliers on contracts that are linked to generally-accepted indices or negotiated on a quarterly basis.

Base Metals

The majority of the Company’s base metal needs, including zinc, tin and aluminum for coating, are purchased under annual volume contracts. Pricing is based on the market-accepted indices. Material is sourced from both local and global producers.

Electricity

ArcelorMittal generally procures its electricity through tariff-based systems in regulated areas such as parts of the United States and South Africa, or through bilateral contracts. The duration of these contracts varies significantly depending on the various areas and types of arrangements.

For integrated steel mills, plant off-gases from various process steps are utilized to generate a significant portion of the plant’s electricity requirements and lower the purchase volumes from the grid. This is either produced by the plant itself or with a partner in the form of a co-generation contract.

Natural Gas

ArcelorMittal procures much of its natural gas requirements for its U.S., Canadian and Mexican operations from the natural gas spot market or through short-term contracts entered into with local suppliers, with prices fixed either by contract or tariff-based spot market prices. For its European operations, ArcelorMittal sources its natural gas requirements under prevailing oil-based pricing systems, with an increasing share of European spot-indexed supply contracts. The remainder of ArcelorMittal’s natural gas consumption represents less than 20% of ArcelorMittal’s total consumption and is generally sourced from regulated markets.

Industrial Gases

Most of ArcelorMittal’s industrial gas requirements are produced under long-term contracts with various suppliers in different geographical regions.

Shipping

ArcelorMittal Shipping Limited (“AM Shipping”) provides ocean transportation solutions to ArcelorMittal’s manufacturing subsidiaries and affiliates. AM Shipping determines cost-efficient and timely approaches for the transport of raw materials, such as iron ore, coal, coke and scrap, and semi-finished and finished products. AM Shipping is also responsible for providing shipping services to the Company’s sales organizations. This includes forwarding services and complete logistics services through ArcelorMittal Logistics. It provides complete logistics solutions from plants to customer locations using various modes of transport.

In 2012, AM Shipping arranged transportation for approximately 61.2  million tonnes of raw materials and about 12.5 million tonnes of finished products. The key objectives of AM Shipping are to ensure cost-effective and timely shipping services to all units. AM Shipping acts as an agent for a Mauritius-based shipping company, Global Chartering Ltd. (“GC”) and ArcelorMittal Sourcing. GC handles shipping of approximately 33% of the Company’s raw materials, which are transported by sea by chartering vessels on a short- to long-term basis. In its fleet are several Capesize, Panamax, Supramax and Handymax vessels, either owned or on a medium-to-long-term charter. AM Shipping’s strategy is to cover 50-65% of the cargo requirements of the Group on a medium to long-term basis, and to arrange remaining transportation requirements on a spot basis.

Purchasing

ArcelorMittal has implemented a global purchasing process for its major procurement requirements, including raw materials, industrial services, industrial equipment, spares and maintenance, as well as capital expenditure items, energy and shipping. ArcelorMittal’s centralized purchasing teams also provide services such as optimization of contracts and the supply base, logistics and optimizing different qualities of materials suitable for different plants and low cost sourcing.

In doing so, ArcelorMittal seeks to benefit from economies of scale in a number of ways, including by establishing long-term relationships with suppliers that sometimes allow for advantageous input pricing, pooling its knowledge of the market fundamentals and drivers for inputs and deploying specialized technical knowledge especially for the acquisition of industrial services and plant equipment and facilities. This enables ArcelorMittal to achieve a balanced supply portfolio in terms of diversification of sourcing risk in conjunction with the ability to benefit from a number of its own raw materials sources.

ArcelorMittal has institutionalized the “total cost of ownership” methodology as its way of conducting the purchasing activities across the group. This methodology focuses on the total cost of ownership for decision making, with the goal of lowering the total cost of production through minimization of waste, improved input material recovery rates and higher rates of recycling.

Sales and Marketing

In 2012, ArcelorMittal sold approximately 83.8 million tonnes of steel products.

Sales

The majority of steel sales from ArcelorMittal are destined for domestic markets. For these domestic markets, sales are usually approached as a decentralized activity that is managed either at the business unit or at the production unit level. For some specific markets, such as automotive, there is a global approach offering similar products manufactured in different production units around the world. In instances where production facilities are in relatively close proximity to one another, and where the market requirements are similar, the sales function is aggregated to serve a number of production units. Sales are conducted principally with the customer. In the E.U. region and in South America, ArcelorMittal owns a large number of service and distribution centers. Depending on the level of complexity of the product, or the level of service required by the customer, the service center operations form an integral part of the supply chain to our customers. Distribution centers provide access to our products to smaller customers that cannot or do not want to buy directly from the operating facility.

The Group prefers to sell exports through its international network of sales agencies to ensure that all ArcelorMittal products are presented to the market in a cost-efficient and coordinated manner.

Sales are executed at the local level, but are conducted in accordance with the Group’s sales and marketing and code of conduct policies.

For some global industries with customers in more than one of the geographical areas that ArcelorMittal serves, the Company has established customized sales and service functions. This is particularly the case for the automotive and packaging industries. Sales through these channels are coordinated at the Group level with respect to contract, price and payment conditions.

Marketing

Marketing follows the sales activity very closely and is by preference executed at the local level. In practice, this leads to a focus on regional marketing competencies, particularly where there are similarities among regional markets in close geographical proximity. Local marketing provides guidance to sales on forecasting and pricing. At the global level, the objective is to share marketing intelligence with a view towards identifying new opportunities, either in new products or applications, new product requirements or new geographical demand. Where a new product application is involved, the in-house research and development unit of ArcelorMittal is involved in developing the appropriate products.

An important part of the marketing function at ArcelorMittal is to develop short-range outlooks that provide future perspectives on the state of market demand and supply. These outlooks are shared with the sales team in the process of finalizing the sales strategy for the immediate future and with senior management when market conditions call for production adjustments.

Globally, sales and marketing activities are coordinated to ensure a harmonized approach to the market. The objective is to provide similar service experiences to all customers of ArcelorMittal in every market.

Insurance

ArcelorMittal maintains insurance on property and equipment in amounts believed to be consistent with industry practices. ArcelorMittal insurance policies cover physical loss or damage to its property and equipment on a reinstatement basis arising from a number of specified risks and certain consequential losses, including business interruption arising from the occurrence of an insured event under these policies.

ArcelorMittal also maintains various other types of insurance, such as comprehensive construction and contractor insurance for its greenfield and major capital expenditures projects, public and products liability, directors and officers liability, credit, commercial crime, transport, and charterers’ liability, as well as other customary policies such as car insurance, travel assistance and medical insurance.

Each of the operating subsidiaries of ArcelorMittal also maintains various local insurance policies that are mandatory at the local level, such as employer liability, workers compensation and auto liability, as well as specific insurance such as public liability to comply with local regulations.

Intellectual Property

ArcelorMittal owns and maintains a patent portfolio covering processes and steel products, including uses and applications that it creates, develops and implements in territories throughout the world. Such patents and inventions primarily relate to steel solutions with new or enhanced properties, as well as new technologies that generate greater cost-efficiencies.

ArcelorMittal also owns trademarks, both registered and unregistered, relating to the names and logos of its companies and the brands of its products. ArcelorMittal has policies and systems in place to monitor and protect the confidentiality of its know-how and proprietary information. The Company applies a general policy for patenting selected new inventions, and its committees organize an annual patent portfolio screening by individuals from the Company’s R&D and business sectors in order to optimize the global efficiency of the Company’s patent portfolio. The Company’s patent portfolio includes more than 5,500 patents and patent applications, mostly recent and middle-aged, for more than 500 patent families, with 25 inventions newly-protected in 2012. Because of this constant innovation, the Company does not expect the lapse of patents that protect older technology to materially affect current revenue.

In addition to its patent portfolio, technical know-how and other unpatented proprietary information, ArcelorMittal has also been granted licenses for technologies developed by third parties in order to allow it to propose comprehensive steel solutions to customers. ArcelorMittal is not aware of any pending lawsuits alleging infringement of others’ intellectual property rights that could materially harm its business.

Government Regulations

See “Item 3D—Key Information—Risk Factors” and “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

ArcelorMittal’s operations are subject to various regulatory regimes in the regions in which it conducts its operations. The following is a discussion of the principal features of selected regulatory regimes, as of December 31, 2012, that affect or are likely to affect its operations.

Environmental Laws and Regulations

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, the remediation of environmental contamination, the protection of soil, biodiversity and ecosystems in general and other aspects of the protection of the environment at its multiple locations and operating subsidiaries. As these laws and regulations in the United States, the European Union and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial amounts to achieve or maintain ongoing compliance. Furthermore, as an owner and operator of a significant number of mining assets, these operations will require rehabilitation expenditure upon closure. Further details regarding specific environmental proceedings involving ArcelorMittal, including provisions to cover environmental remedial activities and liabilities, decommissioning and asset retirement obligations are described in “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Environmental Liabilities” and Note 25 to ArcelorMittal’s consolidated financial statements.

Some of ArcelorMittal’s most important environmental compliance initiatives are described below, as well as the main environmental laws and regulations that apply to ArcelorMittal in its principal countries of operation. It is difficult to anticipate whether additional operating or capital expenditures will be required to comply with pending or recently-enacted amendments to environmental laws and regulations or what effect they will have on our business, financial results or cash flow from operations. In 2012, ArcelorMittal approved a number of multi-year capital expenditures totaling more than $210 million in order to facilitate compliance with these environmental laws and regulations.

Industrial Emissions Regulation: Climate Change

ArcelorMittal’s activities in the 27 member states of the European Union (“EU”) are subject to the EU Emissions Trading Scheme (“ETS”), and it is likely that requirements relating to greenhouse gas emissions will become more stringent and will expand to other jurisdictions in the future. In 2012, Australia decided to link its ETS with the EU ETS on a step-by-step basis, with a full linkage to be completed by July 2018. In the United States, the U.S. Environmental Protection Agency (“EPA”) has taken the first steps towards implementing a comprehensive greenhouse gas policy. In South Africa, bill to tax carbon dioxide emissions is under discussion. In Mexico, Brazil and Kazakhstan new regulatory initiatives are being discussed by the different government authorities. In the United Kingdom, ArcelorMittal’s activities are subject to the Carbon Reduction Energy Efficiency Scheme (“CRC”).

On December 11, 2011, the 17th Conference of Parties (“COP 17”) under the United Nations Framework Convention on Climate Change (“UNFCCC”) adopted a new agreement relating to greenhouse gases, the Durban Platform for Enhanced Action. The Durban Platform for Enhanced Action essentially extends the emissions reduction obligations for the EU, aligning with the obligations of the existing EU ETS without requiring additional reductions. A limited number of developing countries also secured a compromise to extend the Kyoto Protocol’s greenhouse gas emissions reductions.

The Durban Platform for Enhanced Action also included an agreement to embark upon negotiations to forge a new international framework by 2015 that would take effect by 2020 and would include emissions obligations for all emitting countries—both developed and developing.  In December 2012, the United Nations Climate Change Conference in Doha (“COP 18”) made further progress toward the 2015 goal and, in the interim, reached agreement to further extend the Kyoto Protocol’s greenhouse gas emissions reductions through 2020. A binding reduction target of 20% compared to 1990 was confirmed for the EU, aligning with the obligations of the existing EU ETS without requiring additional reductions. Canada, Japan, New Zealand and the Russian Federation did not sign up to a second commitment period. As a non-Kyoto participant, the United States will not be subject to mandatory cuts under the extension.

The post-2012 carbon market remains uncertain, and ArcelorMittal is closely monitoring national and international negotiations, regulatory and legislative developments and is endeavoring to reduce its own emissions where appropriate.

United States

Our operating subsidiaries in the United States are subject to numerous environmental laws and regulations including at the federal level the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, also known as “Superfund”, the Safe Drinking Water Act and the Toxic Substances Control Act, as well as applicable state and local environmental requirements.

In October 2009, the EPA published a Greenhouse Gas (“GHG”) Reporting Rule that required data collection, and reporting, commencing January 1, 2010. ArcelorMittal USA has implemented appropriate programs and compliance plans in response to these annual monitoring and reporting obligations.

During 2010, the EPA issued a series of additional regulations and guidance documents, which both establish permitting obligations for significant stationary sources of GHG emissions including iron and steel facilities. The permitting obligations created by these rules became effective on January 2, 2011 and apply to both significant new sources of GHGs and existing sources that seek to modify their operations in ways that result in a significant increase in GHG emissions. Sources triggering GHG permit obligations are obligated to install Best Available Control Technology to reduce GHG emissions. As a result, ArcelorMittal USA may incur substantial expenses to assess, identify and install GHG emission control technologies for new or modified sources that result in a significant increase in GHG emissions.

Following the recent US presidential election, the EPA is expected to pursue the establishment of lower emissions limitations and/or imposition of other requirements that will cause large industrial sources (including power plants, cement facilities and iron and steel facilities) to minimize emissions. As these potential developments could have significant financial implications, ArcelorMittal USA continues to carefully monitor all developments in this area and to proactively engage with regulators as appropriate to define its regulatory obligations.

On June 2, 2010, the EPA promulgated a new National Ambient Air Quality Standard for sulfur dioxide.  The EPA’s new sulfur dioxide standard is unprecedented because it requires states to model facility emissions to demonstrate attainment through modeling rather than rely on actual state air monitoring networks.  Under the new standard, if the EPA’s model indicates an area is in nonattainment, even though a local monitor near a facility shows that the ambient air meets the standard, the area will be considered in nonattainment. Facilities in these areas shown to contribute to the nonattainment will be required to reduce sulfur dioxide emissions.  The EPA’s model indicates that ArcelorMittal USA LLC (Indiana Harbor East and Indiana Harbor Long Carbon), ArcelorMittal Indiana Harbor LLC (Indiana Harbor West), ArcelorMittal Cleveland Inc., and ArcelorMittal Burns Harbor LLC may have to reduce sulfur dioxide emissions significantly in order to demonstrate attainment through modeling even though the actual air monitoring networks near these facilities show the ambient air to be in attainment.  States are in the process of modeling counties with significant sulfur dioxide sources that will be used by EPA to designate areas under the rule by June 2013. After designations are made, states will be required to develop implementation plans with enforceable emissions reductions for facilities shown through modeling to contribute to the standard being exceeded. While ArcelorMittal USA is engaged in planning for possible emission reductions that the new standard may require, it is part of a broad industry coalition in discussions with the EPA to effect changes in the new standard.

On April 20, 2011, the EPA issued a proposed rule to regulate cooling water intake structures that draw at least 25% of their water for cooling purposes and with intake design flows of more than 2 million gallons per day.  Affected facilities would be subject to case-by-case technology determinations to limit the number of fish killed due to impingement on intake systems or reduce intake.  Facilities withdrawing at least 125 million gallons per day would have to conduct studies to aid permitting authorities in determining site-specific controls, and new facilities could be required to install closed-cycle cooling systems or the equivalent.  Pursuant to a modified settlement agreement with environmental groups, the EPA is scheduled to issue a final rule by June 2013. ArcelorMittal USA is part of a broad industry coalition in discussions with the EPA to limit the scope of the rule.

On December 2, 2011, the EPA re-proposed a series of rules that regulate emissions of hazardous air pollutants (“HAPs”) from industrial boilers, process heaters and solid waste incinerators. The EPA expects to issue a final rule in 2013, with a compliance deadline of three to five years thereafter. While ArcelorMittal USA continues its active participation in the rulemaking process, it also engaged in extensive strategic planning to ensure maximum operational flexibility under the impending requirements.

On January 15, 2013, the EPA published a final rule revising the National Ambient Air Quality Standard for particulate matter. Notably, for fine particulates (PM2.5) the EPA lowered the annual numeric standard from 15 ug/m3 to 12 ug/m3.  Based on existing monitoring data, the new standard could impact several ArcelorMittal facilities as being in designated nonattainment areas.  Facilities shown to contribute to nonattainment could be required to reduce emissions to bring an area into attainment.  EPA anticipates making non-attainment designations effective early 2015; states would then have until 2020 to meet the revised standard with a possible extension to 2025.  ArcelorMittal is actively following the rule and will be engaging states on initial designations and the development of implementation plans.

The EPA is evaluating mercury emissions data from Area Source electric arc furnaces (“EAFs”) throughout the United States to develop new numeric emissions standards for mercury.  The EPA has indicated that it expects to issue a proposed rule in 2013.  EPA also launched an information request during 2012 as part of the process of developing a regulation for major source EAFs such as the EAF located at Indiana Harbor Long Carbon, which is currently not subject to the existing HAP control standards for EAFs.

ArcelorMittal USA does not presently expect to incur significant capital expenditures relating to these regulatory developments or other environmental matters in 2013. Post-2013 expenses to install additional controls technologies and otherwise address new regulations applicable to the U.S. facilities could be substantial.

European Union

Significant EU Directives and regulations are applicable to our production units in the European Union, including the following:

•         Directive 2010/75/EU of November 24, 2010 on Industrial Emissions (the “IED directive”), which applies common rules for permitting and controlling industrial installations. To receive a permit, installations covered by the IED directive must ensure that their Emissions Limit Values (ELV) do not exceed those associated with the best available techniques (“BATs”), as adopted in the decision (February 28, 2012) of the European Commission establishing the BAT conclusions for iron and steel production under the IED (C(2012)903). Air, soil or water, energy emissions, waste generation, as well as noise, hazards and site closure, are all considered. One of the significant changes compared to the previous rules is that it will be more difficult for operators to obtain derogations related to the implementation of BAT and the associated emissions limits values. Member States must transpose the rules into national legislation by January 7, 2013. The implementation of the IED directive will materially impact ArcelorMittal activities in the European Union at a time and in an amount not yet determined since many issues that ultimately will determine this impact need to be further elaborated in implementing decisions and reconsideration of permits. This directive is complemented by European Pollutant Release and Transfer Register (E-PRTR) Regulation (EC) no. 166/2006 of January 18, 2006, implementing the yearly report on release of pollutants and off-site transfer of waste.

•         Directive 2008/98/EC of November 19, 2008, which establishes the legislative framework for the handling and management of waste in the European Union, Regulation (EC) no. 1013/2006 of June 14, 2006, which regulates the shipment of waste from and to the European Union, Basel Convention on the control of transboundary movements of hazardous wastes and their disposal of March 22, 1989 and the decision of the Council of the OECD on the control of transboundary movements of waste destined for recovery operations, which govern exports and disposal of waste materials.

•         Directive 2008/98/EC, Council Regulation (EU) no. 333/2011 of March 31, 2011, which establishes criteria determining when certain types of scrap metal cease to be waste.

•         Directive 2008/105/EC of December 16, 2008, which establishes new water quality standards for priority pollutants in support of Directive 2000/60/EC of October 23, 2000, which established a framework for action in the field of water policy.

•         Directive 2012/27/EU of October 25, 2012, which repeals prior Directives 2004/8/EC and 2006/32/EC, and brings forward legally binding measures to step up Member States’ efforts to use energy more efficiently at all stages of the energy chain – from the transformation of energy and its distribution to its final consumption. Measures include the legal obligation to establish energy efficiency obligations schemes or policy measures in all Member States. These will drive energy efficiency improvements in households, industries and transport sectors. Other measures include an exemplary role to be played by the public sector and a right for consumers to know how much energy they consume. It is worth noting that most provisions of the texts do not apply to ETS industries and a lot of flexibility is given to the Member States to set up supportive schemes instead of obligatory ones. Member States must present their national programs for the implementation by April 2013.

•         The “CLP” Regulation (EC) no. 1272/2008 of December 16, 2008 on the classification, labeling and packaging of substances and mixtures, which implements namely the “REACH” Regulation (EC) no. 1907/2006 for Registration, Evaluation, Authorization and Restriction of Chemicals, adopted on December 18, 2006, which controls the chemical substances manufactured in or imported into the E.U. in volumes of over one tonne per year. Under these provisions, a manufacturer or importer of a subject chemical must (i) submit a registration file for the subject chemical in due time, (ii) submit a complete registration file and (iii) make any required payment in connection with the registration file. In June 2007, ArcelorMittal established a dedicated task force at the corporate level, responsible for coordinating the strategic aspects of implementation, as well as a platform addressing technical issues in order to achieve implementation of these regulations. The legal entities of the ArcelorMittal group have timely submitted the required documents and payments to the European Chemical Agency (“ECHA”). Groupwide, as of December 31, 2012, ArcelorMittal had submitted 756 pre-registration files to ECHA and 149 registration files concerning 21 substances. In 2012, ArcelorMittal made two additional filings to ensure access to essential raw materials for steel-making. In addition, the alignment of hazards criteria with the CLP regulation and the designation of additional chemicals of “high concern” under the REACH regulation could increase the costs of compliance with other EU Directives, including those relating to waste and water and the SEVESO directives

•         Directive 2003/87/EC of October 13, 2003 (which has been amended several times and especially by Directive 2009/29/EC) and related directives establishing the EU Emission Trading System (ETS) in three phases for achieving Kyoto Protocol commitments relating to greenhouse gases for Member States. The ETS works on the "cap and trade" principle. This means there is a "cap", or limit, on the total amount of certain greenhouse gases that can be emitted by the factories, power plants and other installations subject to the ETS. Within this cap, companies receive emission allowances which they can sell to or buy from one another as needed. The limit on the total number of allowances available ensures that they have a value. At the end of each year, each company must surrender enough allowances to cover all its emissions, otherwise heavy fines are imposed. If a company reduces its emissions, it can keep the spare allowances to cover its future needs or sell them.

Phase II of the ETS ended on December 31, 2012, and Phase III covers the period from 2013 to 2020.  In Phase III all CO2 allowances will be auctioned (as per Regulation (EC) no. 1031/2010 of November 12, 2010 on the timing, administration and other aspects of auctioning of emission allowances).

The Commission is implementing Phase III of the ETS in a manner that could increase costs for the Group to obtain sufficient emission allowances for its European operations depending on steel production level and the market price of emission allowances. Through Commission Decision 2010/2/EU of December 24, 2009, manufacturing of coke oven products, of basic iron and steel, of ferro-alloys and of cast iron tubes have been recognized as exposed to a significant risk of “carbon leakage”. In its decision of April 27, 2011, the Commission determined transitional EU-wide rules for the harmonized free allocation of emission allowances and the benchmark values for the steel industry. The values adopted will result in fewer free allocations than those sought by the European steel industry and will lead to additional cost for steel companies in Europe. Phase III of the ETS also will be impacted by a Commission proposal currently in the co-decision procedure to “backload” a certain number of emission allowances, due to the fact that the Commission consider the price of allowances has been lower than expected and does not incite operators to invest in low-carbon technologies. With this measure, the Commission will remove either definitively or temporarily a certain number of emission allowances from the market in order to increase their price.

The following EU Directives are also significant:

•         Directive 2008/50/EC of May 21, 2008 on ambient air quality and cleaner air for Europe.

•         Directive 2004/107/EC of December 15, 2004 relating to limit values and target values for pollutants in ambient air, including thresholds on very fine particulates.

•         Directive 2001/81/EC of October 23, 2001 on national emission ceilings for certain pollutants.

•         The new Directive on the control of major accidents hazards involving dangerous substances, also known as SEVESO III 2012/18/UE (repeals Directive 96/82/EC of December 9, 1996), which was published in the EU’s official journal on July 24, 2012, will enter into force on August 13, 2013, and will apply from June 1, 2015. The new directive updates the existing legislation to take account of changes in the EU classification of dangerous substances, strengthens provisions on public access to safety information, and introduces stricter standards for inspections of installations.

•         Directive 2011/92/UE concerning the assessment of certain public and private projects on the environment. Projects that have significant impacts on the environment shall be subject to an authorization which determines precisely these impacts.

•         Directive 2009/31/EC of April 23, 2009 on the geological storage of carbon dioxide.

•         Directive 2009/28/EC of April 23, 2009 on the promotion of the use of energy from renewable sources.

•         Directive 2008/68/EC of September 24, 2008 on the inland transport of dangerous goods, by rail, road, and inland waterway.

•         Directive 2004/35/EC of April 21, 2004, and Directive 2008/99/EC of November 19, 2008, establishing liability (including criminal liability) for violations of the E.U. environmental legislation.

•         Directive 2002/96/EC of January 27, 2003 relating to waste electrical and electronic equipment, Directive 2000/53/EC of September 18, 2000 relating to end-of-life vehicles, and Directive 2004/12/EC of February 11, 2004 relating to packaging and packaging waste.

EU Directives continue to become more stringent. A review of air quality norms is expected in 2013, with special focus on particulate matter. Based on the positions expressed by some Member States and non-governmental organizations, reductions in air quality limits are expected.

ArcelorMittal anticipates that its capital expenditure with respect to environmental matters in the EU over the next several years will relate primarily to installations of additional air emission controls and to requirements imposed in the course of renewal of permits and authorizations, including those pursuant to the IED Directive.

Other Jurisdictions

Increasingly stringent environmental laws and regulations also have been adopted in other jurisdictions. Set out below is a summary of the principal environmental legislation applicable to ArcelorMittal in key jurisdictions where it has substantial manufacturing or mining operations.

Algeria

The Decree 06-138 of April 2006 for air emissions and the Decree 06-141 of April 2006 for water discharges define the limit values with which companies had to comply within five years. Moreover, a financial law introduced in July 2008 imposes additional taxes for air emissions and water discharge. These taxes are calculated according to the method described in Decree 07-299 of September 2007 for atmospheric emissions and the Decree 07-300 of September 2007 for liquid effluents. The date of application of these taxes is not defined. However, the Wilaya State environmental authorities, to whose authority ArcelorMittal Annaba is subject, have received from the Ministry of Environment an instruction pursuant to the Decree 06-141 with respect to the calculation and implementation of the tax relating to the liquid effluents. Since 2006, ArcelorMittal Annaba has been working to comply with the relevant limit values for air emissions and water discharges. However, ArcelorMittal Annaba could face penalties as full compliance has not been achieved pursuant to the applicable decrees.

An Executive Decree dated June 21, 2009 requires authorization to discharge liquid effluents, other than sewage, from mining activities. In accordance with the provisions of the Decree 06-198 of May 31, 2006 on hazards, ArcelorMittal Annaba submitted in 2009 an environmental audit and a study relating to the authorization of its operations. This report is currently in the approval process. In 2010, the Decree 09-338 of October 20, 2009 on the multiplier of the tax (tax enacted in Finance Act 1999) on the polluting or dangerous activity on the environment was implemented. In September 2010, an application for authorization to operate waste and co-products disposal and storage with all the supporting documentation was submitted to the Ministry of Environment. The approval is pending.

In the context of a draft contract of performance between ArcelorMittal Annaba and the Ministry of Environment, in 2010, ArcelorMittal Annaba submitted a proposal which foresees a set of compliance actions until 2017 to the Ministry of Environment. ArcelorMittal Annaba is still waiting for a response from the Ministry of Environment on its proposal.

Argentina

Environmental legislation in Argentina is based on the provisions of the federal, provincial and basin laws and their associated decrees, dispositions and resolutions.  For ArcelorMittal’s operations in Argentina, the regulations enacted in the provinces of Buenos Aires and Santa Fe and in the basin of the Matanza-Riachuelo river are particularly relevant. The more important laws and regulations include the following:

•         Law 11.717 and Decree 101 for Santa Fe for environmental licenses and environmental requalification plans (such a plan was required for the Meltshop diffuse emissions).

•         Law 11.459 and Decree 1741 for Tablada and San Nicolas for environmental licenses.

•         Federal Laws 25.670 and 25.675, the first related to treatment of polychlorinated biphenyls (“PCBs”) and the second one requiring environmental insurance. In 2012, Federal Law 25.675 was complemented by Resolution 1638/12 which provides for two types of environmental insurance policies. Resolution 37160/12, which limits the definition of environmental damage, also is relevant.

•         Federal Law 26.168, which creates the Matanza-Riachuelo Basin Authority (MRBA), and Resolution 8/09 of MRBA that, defines industrial restructuring plans to companies with environmental parameters above the permitted limits (such plan was required to be submitted with respect to the Tablada plant, which had previously been deemed a polluting agent in the case of lead emissions in water). In 2012, Resolution 661 of establishing a requirement for environmental insurance.

•         For the Buenos Aires Province, environmental insurance is also required by Resolution 165/10 of Organism for Sustainable Development of Buenos Aires. In 2012, Resolution 186/12 of Organism for Sustainable Development of Buenos Aires defined which companies and plants have to maintain environmental insurance.

Bosnia and Herzegovina

Environmental legislation in Bosnia and Herzegovina is essentially based on the provisions of a set of federal laws and regulations that have been effective since January 2008. The following practices are particularly relevant for ArcelorMittal Zenica: adopting best available techniques and complying with limit values that achieve environmental quality standards in air and water, preventing and controlling major accidents involving hazardous substances, procedures and measures for dealing with accidents on waters and coastal water land, fees on sulfur dioxide, nitrogen oxides and dust emissions and discharge of pollutants in water, waste recovery, disposal and export and limitations on noise pollution.

In order to restart full production at ArcelorMittal Zenica’s plant in 2008 and to obtain all relevant permits, an environmental protection plan was submitted to federal and local authorities in 2007. In February 2009, the Federal Government approved all environmental protection plans; and ArcelorMittal Zenica subsequently obtained all required environmental permits. In 2012, ArcelorMittal Zenica obtained a new wastewater discharge permit, valid for five years.  Based on a signed Protocol between Zenica Municipality and ArcelorMittal Zenica, the municipality signed a contract with an external company for operation of the Rača landfill, and the federal Ministry of Environment and Tourism issued the environmental permit for the landfill to the municipality’s contractor for the Rača area. As a result, ArcelorMittal Zenica is no longer obliged to request the environmental permit from this Ministry.

The Zenica plant will require capital expenditures, in an undetermined amount, to improve and complete existing pollution control equipment.

Brazil

Our operating subsidiaries in Brazil are subject to federal and state environmental laws and resolutions issued by the Brazilian National Environmental Council (CONAMA). The Federal Constitution established the protection of the environment as a principle, while both the government and society are responsible for the achievement of such purpose. ArcelorMittal Brazil has implemented and conducts appropriate programs and compliance plans, reporting obligations and expects to continue to dedicate resources to comply with the rules.

The Federal Law 6938/1981 established the Guidelines for Environmental Protection and Environmental Permitting.

Federal Law 9605/1998 lists environmental crimes, with penalties that may consist of fines, restraints, community services, or even prison, while legal entities are subject to suspension of activities, embargo of works and activities and temporary closure, regardless of restriction of tax and financial incentives.

Federal Law 9.985/2000 established the National System of Protected Areas and represents the main statute on the subject.

National Decree no. 6848/2009, which implements Federal Law no. 9985/2000 concerning environmental compensation, establishes the percentage of total planned investments that must be devoted to greenfield projects in areas of conservation. Moreover, federal law places certain restrictions on the location of mining projects. The Instituto Brasileiro do Meio Ambiente (“IBAMA”) controls licensing over certain types of land, including indigenous lands within 50 kilometers of the border of a neighboring country, environmentally protected areas (referred to locally as conservation units), or lands within or affecting more than one state, such as a railway. All other projects are licensed by the agencies of the state in which the project is located.

Federal Law no. 12305/2010 established the National Policy on Solid Waste, which sets out principles, objectives, instruments and guidelines for the management of solid residues and defined responsibilities for generators and government. The state policy on solid waste management and recovery in the area of Espirito Santo, where ArcelorMittal Tubarão is located, is outlined in Law no. 9264/2009.

National decree no. 7390/2010 regulates Articles 6, 11 and 12 of the National Policy on Climate Change (Law 12187 of December 29, 2009). For the steel sector, a reduction target of 5% by 2020 with 2012 as reference year has been established. ArcelorMittal Brazil is engaged in a study with the Brazilian steel federation to see how and by whom actions need to be taken to reach this reduction. In particular, ArcelorMittal Brazil is participating in the Strategic Studies and Management working group created to encourage the use of sustainable charcoal in the Brazilian steel industry. On April 4, 2012, the Brazilian Institute on Steel and its associated companies launched the “Protocol for Sustainable Charcoal Production”. The Protocol’s objectives are to avoid charcoal production from illegal deforestation and to stimulate suppliers to produce charcoal from eucalyptus planted forests.

Espirito Santo State, issued the  Environmental State Law No. 9,685, of August 23, 2011 amended State Law No. 7,058/2002, significantly enlarging the list of conduct that constitutes an administrative environmental violation, as well as noncompliance with an Environmental Commitment (“TCA”,). The new law also establishes the requirements and procedures for execution and the minimum content of the TCA.

Federal Resolution no. 382/2006 published by CONAMA, imposes more stringent limitations on dust, sulphur dioxide and nitrogen oxides for new sources in the steel industry. Administrative Order no. 259/2009 published by the Ministry of the

Environment (“MMA”) and IBAMA requires that the environmental impact statement contain a specific chapter on alternative clean technologies that can reduce the impact on the health of workers and the environment.

Federal Resolution no. 436/2011 published by CONAMA, established maximum limits for air pollutants emissions from stationary sources installed or having requested its installation license before January 2, 2007. More restrictive limits can be determined by the licensing environmental agency, according to the local conditions of the area that is affected by the pollution source.

Federal Resolution no. 396/2008 published by CONAMA establishes classification guidelines and quality standards for groundwater.

Federal Resolution no. 420/2009 published by CONAMA addresses prevention of soil contamination.  It establishes guidelines for classification of soil quality, standards for the presence of chemicals in soils, and guidelines for management of contamination caused by human activities. This Federal Resolution is expected to have a major impact on the steel industry in Brazil. States have started to define soil criteria and establish required procedures. In particular, Minas Gerais state has already published its own regulation (DN 02/2010) and is looking into industry activities that may be sources of soil and groundwater contamination.

Law Nº 12.651, addressing the protection of native forests, was approved on May 25, 2012. The new code sets limits on use of property so as to protect existing vegetation. It largely reenacts old legislation first adopted in 1965.

Canada

Our operating subsidiaries in Canada are subject to federal environmental laws regulating matters of national interest (for example, the Wildlife Act, Water Act and Assessment Act) and provincial legislation regulating matters of more local importance such as land and resources uses, air quality, and noise.

The Government of Canada has indicated its intent to design and implement cap-and-trade regulations to limit GHG emissions, although it intends to harmonize the rules with the forthcoming U.S. regulations in this respect prior to implementation. Four Canadian provinces, including Ontario and Quebec, are members of the Western Climate Initiative (“WCI”), a sub-national North American GHG program intended to assist in implementation of cap-and-trade regimes at State and Provincial levels.  Company and industry representatives are actively working to encourage all levels of government to avoid duplicate GHG regulatory frameworks.

Within its Air Quality Management System (“AQMS”) program, Environment Canada is in discussions with industries and non-governmental organizations to establish Base Level Industrial Emissions Requirements (“BLIERs”) to be reflected in new federal air emission limits expected to be implemented in 2015. For the iron and steel sector, pollutants expected to be subject to a BLIER are total particulate matter, sulphur dioxide and nitrogen oxides.

ArcelorMittal Mines Canada and two other Canadian iron ore mining operations are also developing BLIERs for dust, sulphur dioxide and nitrogen oxides.  To date, a consensus has been reached on sulfur content by weight, consistent with the new Quebec regulation adopted at the Provincial level. Discussions are continuing towards a BLIER limit for dust, with a proposed limit for existing and new plants.  To date, no limit has been agreed upon for nitrogen oxides.

Canadian steelmakers must file pollution prevention plans with Environment Canada addressing efforts to reduce mercury emissions on an annual basis. ArcelorMittal Dofasco, ArcelorMittal Contrecoeur, ArcelorMittal Contrecoeur West and other member companies of the Canadian Steel Producers Association meet this obligation by funding a national program to remove mercury-containing convenience switches from end-of-life vehicles before they enter the scrap stream and implementing mercury-free scrap purchasing policies.

The Canadian Environmental Assessment Act (CEAA) was amended on July 6, 2012. The main impact of this modification is that further expansion project will likely be subject to an impact assessment process. This will have to be taken in consideration in the planning process.  In the Province of Ontario, ArcelorMittal Dofasco is in compliance with conditions set out by the Ontario Ministry of the Environment for site-specific air emissions standards under Ontario Regulation 419/05 approved in August 2010. ArcelorMittal Dofasco is on schedule in its implementation of a portfolio of environmental capital projects and operating programs between 2010 and 2014 to reduce emissions of certain parameters.

In the Province of Quebec, the metallurgical sector facilities are negotiating new environmental permits that will apply to the ArcelorMittal Mines Canada and ArcelorMittal Contrecoeur works. This program will require ArcelorMittal Mines Canada to invest in wastewater treatment at Port-Cartier and conduct studies on and monitor both the Port-Cartier and Mount Wright sites. The permit for Mount Wright was issued in March 2010, and the permit for Port-Cartier is expected in 2013.

In the last quarter of 2012, ArcelorMittal Mines Canada submitted new restoration plans for its facilities in Port-Cartier and Mount Wright to the Quebec Ministry of Natural Resources. Under the current mining regulations, financial insurance in the amount of CAD$17 million is required by 2020 for restoration of both sites.

ArcelorMittal Montreal expects the new permits for ArcelorMittal’s Contrecoeur and Contrecoeur West facilities to be issued in 2013 or mid-2014. Obtaining the new permits will require increasing monitoring frequencies as well as conducting certain studies.

A Quebec regulation required reporting monthly volume of water pumped from rivers beginning in the fourth quarter of 2009.  Beginning on January 1, 2011, a tax is charged on water withdrawal regardless of whether it is from a private pumping station or supplied by cities. Total additional costs to ArcelorMittal Montreal are expected to be approximately CAD$100,000 per year. Considering the actual rate the total additional costs to ArcelorMittal Mines Canada are also approximately CAD$100,000 per year.

In October 2007, a carbon tax was implemented in Quebec that applies to the purchase of fossil fuels. The tax is based on GHG emissions. Quebec is beginning to implement a cap-and-trade regime that will require third-party verified GHG emission reports for 2012. Starting in 2013, companies will be required to purchase carbon dioxide credits. According to the Ministère du Développement Durable, de l’Environnement de la Faune et des Parcs, credit purchases will be equivalent to the carbon tax, which will be eliminated. Beginning in 2013, free allocation will be reduced annually until 2020. The minimum price for carbon dioxide credits is CAD $10/tonne, while the maximum price is CAD$50/tonne. The Company does not expect to incur significant additional costs under the new cap and trade regime through 2014 (assuming pellet plant emission levels remain generally consistent with their average levels over the 2007 to 2010 period); after 2014, there is considerable uncertainty and the additional costs to the Company cannot yet be determined.

Quebec adopted Clean Air Regulation on June 30, 2011 that will require annual particulate matter (“PM”) testing for steel mills, and installation of broken bag detectors in baghouses. The intensity limit for PM in the steel sector has been increased.  ArcelorMittal Contrecoeur has proposed a project to ArcelorMittal’s Investment Allocation Committee to reduce dust emissions at its steel mill. The new regulation has also reduced the limit for PM concentration in dust controlling equipment. Tests will be done at some DRI plant scrubbers to validate compliance with the new limit.

This regulation will also reduce the limit for total PM from 120 to 75 grams per ton produced for existing pelletizing plants, including ArcelorMittal Mines Canada. The limit for a new plant will be 50 grams per ton produced. The immediate financial impact of this regulation is about $2.0 million related to the installation of continuous monitoring equipment. Also, the electrostatic precipitator refurbishment plan included in the five-year capital expenditure plan will contribute to ensure the conformity to the new emission limit. The preliminary evaluations performed so far indicated that the cost of this project could be in the order of magnitude of $100 million but further studies will have to be performed.

An “Act to amend the Quebec Environmental Quality Act to reinforce compliance” was adopted on October 5, 2011. This act increases penalties and fines for environmental offences. Presumption of statutory liability of directors and administrators is included in the bill.

In 2011, ArcelorMittal acquired Baffinland Iron Mines Corporation, including a potential mining project, proposed on Baffin Island in the territory of Nunavut, which has recently completed its environmental assessment process and is currently proceeding through the permitting phase of regulatory approvals.  The Nunavut Land Claims Agreement establishes the requirement and expectations for development activities occurring in Nunavut. A number of regulatory processes apply to the project, including compliance with the North Baffin Regional Land Use Plan administered by the Nunavut Planning Commission. The project also has been subject to a Part 5 environmental review by the Nunavut Impact Review Board, which was completed and signed off by the Federal Minister for Aboriginal Affairs and Northern Development Canada in late 2012.

There are a number of permits, leases, and authorizations required for the project, including an archaeological and paleontological permit from the Government of Nunavut’s Department of Culture and Heritage.  Land tenure through long-term leases and shorter-term land use permits will be required from the Qikiqtani Inuit Association to access Inuit-owned land that surrounds the proposed Mine Site and from Aboriginal Affairs and Northern Development Canada for the port at Steensby Inlet and most of the proposed railway corridor. Other key environmental regulatory approvals include a Type A Water Licence from the Nunavut Water Board for water used, treated and discharged, Fisheries Act authorization from the Department of Fisheries and Oceans, approvals or exemptions under the Navigable Waters Protection Act administered by Transport Canada Navigable Waters Protection Program and a license for explosives manufacture from Natural Resources Canada under the Explosives Act.

Costa Rica

ArcelorMittal’s operations in Costa Rica are subject to laws and regulations promulgated by the central government related to environmental areas such as air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste management, recovery and disposal practices and responsibilities and the remediation of environmental contamination.  These regulations are taken into account in ArcelorMittal’s day-to-day operations in Costa Rica, and are reinforced by an EMS ISO 14001 certification that is valid until 2014 with a verification process each year.

Kazakhstan

Kazakhstan’s Environmental Code no. 212-III dated January 9, 2007 and its amending law no. 164-IV dated June 23, 2009 specify the requirements for licensing, standardization, environmental audits, environmental permits, in-process controls and monitoring, and import of environmentally hazardous processes, techniques and equipment. They also establish the liabilities of users of natural resources in respect of design, development and operation of economic entities and other facilities; as well as the responsibilities regarding emissions, discharge of wastewater and the operation and maintenance of landfills and long-term waste storage.

New amendments to the Environmental Code have been in effect since December 2011.  These amendments relate to the conditions for the delivery of permits, to environmental action plans (to be discussed in public hearings) for the reduction of atmospheric emissions, reporting requirements for permit holders, waste management programs to reduce accumulated waste, and programs to phase out and dispose of PCB transformers.

The amendments also introduced a carbon dioxide emission trading scheme based on the scheme applied in the European Union, with a first national allocation plan of carbon dioxide allowances to be established in 2013.  It is expected that a state inventory of emission sources as well as a state registry of carbon units will be created based on the outcome of a GHG emissions and absorption inventory. Pursuant to a National Allocation Plan, GHG emission quotas will be allocated based on a plant’s certificate and GHG emission credits.  If a plant requiring additional allowances does not acquire them in the market, it is to be penalized at a rate of US $115 for each exceeded unit. At present both changes and amendments to the Environmental Code in terms of GHG emissions are being discussed in Kazakhstan.

Liberia

The Act Adopting the Environment Protection and Management Law of the Republic of Liberia (2002) (“EPML”) is the principal piece of legislation covering environmental protection and management in Liberia. It provides the legal framework for the sustainable development, management and protection of the environment by the Liberian Environmental Protection Agency (“Liberian EPA”) in partnership with relevant ministries, autonomous agencies and organizations.

The Liberian system incorporates all social impact assessment within the Environmental Impact Assessment, otherwise referred to as “ESIA” by ArcelorMittal. The Liberian EPA’s Environmental Impact Assessment Procedural Guidelines provide an interpretation of the requirements of the EPML with respect to ESIA.

In the absence to date of any environmental management regulations, ArcelorMittal has devised an Environmental Standards Manual to cover its operations in Liberia. This was approved by the Liberian EPA for use as a guidance document for all site activities under the existing Liberia mining project and remains the only set of such guidelines in the country. . ArcelorMittal updates this Manual approximately three times per year, according to experience and operational needs.

The Act Adopting the National Forestry Reform Law (2006), together with the National Forestry Law (2000) and the Act Creating the Forestry Development Authority (2000) which it amended, cover all aspects of commercial and community use of forests. This law also has a primary role with respect to the wider environment, covering environmental protection, protected forests and protected areas for wildlife. The Act to Establish the Community Rights Law with respect to Forest Lands of 2009 with respect to forest lands gave communities far-reaching rights to areas of forest under claims of customary use.  Since it was enacted, there has been an expansion of the sector into community-managed forests. Some of these overlap the ArcelorMittal mining concession. Rules for the management of forests by communities are not yet properly established, but the company is supporting their development in co-ordination with NGOs, aid donors and the government. Once these have been agreed by the government, there will in effect be a new set of regulations relating to land access in certain areas.

As ArcelorMittal moves towards its expanded Project Phase 2, an ESIA for the 2015 to 2026 period is expected to be submitted in early 2013. This will necessarily commit ArcelorMittal to a significant environmental offset program and a comprehensive mine closure plan. While most of the costs of these initiatives will be incorporated in operational expenditure over the life of the mine, the implication is that the offsets may amount to at least $25 million and overall mine closure may amount to around $50 million (though costs have yet to be estimated in any detail). Associated with this phase of the project will be potential liabilities related to the operational and post-mining stability and safety of the tailings management facility. In the absence of national regulations regarding infrastructure of this nature, ArcelorMittal is endeavoring to ensure that it is designed and constructed to international standards as its main risk mitigation strategy.

Macedonia

Complementary to the framework laws on environment no. 53/05, 81/05, 24/07 and 159/08 which regulate environmental permits, environmental audits, prevention and control of major accidents involving hazardous substances and environmental liability, the following specific regulations are also applicable: no. 67/04, 92/07 on quality of ambient air and  no. 68/04, 71/04, 107/07, 102/08, 143/08 on management of waste and no. 161/2009 on packaging management and management of waste materials from packaging,

no. 87/08, 06/09 on water protection, no. 145/10 on chemicals and no. 79/07 on noise. Official Register no. 17/2011 and no. 47/2011, which amend law no. 161/2009, regulate the tax rate applicable to each ton of waste resulting from packaging.

To comply with these laws and regulations, ArcelorMittal anticipates investments in an amount of $4.2 million to revamp the furnace of the hot dip galvanizing line for ArcelorMittal Skopje in addition to the $1.8 million already invested in 2008.

Mexico

In Mexico, steel and mining activities are under federal jurisdiction. Permits to operate are subject to different environmental authorizations. Complementary to the framework law on the environment of January 28, 1988 (Ley general para el equilibrio ecologico y protección ambiente or “LGEEPA”), the following specific regulations apply: prevention and control of air pollution of November 25, 1988; environmental impact study of May 30, 2000; environmental audit of April 29, 2010; transfer of contaminants of June 3, 2004; water management of April 29, 2004; waste management of May 22, 2006; sustainable forestry development act of February 25, 2003; radioactivity control of March 2, 1985; wildlife management of July 3, 2000; and environmental noise pollution control of March 2, 1985.  On June 6, 2012, a new General Law for Climate Change was approved, and based on which, specific requirements for companies will be adopted.

Prior to beginning any new construction project, ArcelorMittal México conducts an environmental impact study to obtain authorization for certain activities, including mining activities.

Morocco

ArcelorMittal’s Long Carbon subsidiary Sonasid is subject to numerous environmental regulations, including the following laws and their decrees of application:  Law no. 10-95 relating to water (August 16, 1995); Law  no. 11-03 relating to the protection of the environment and its enhancement (May 12, 2003); Law no. 12-03 relating to environmental impact studies (May 12, 2003); Law  no. 13-03 relating to air pollution abatement (May 12, 2003); and Law no. 28-00 relating to waste management and disposal (November 22, 2006). Decree N° 2-09-085 related to the collect, transport and treatment of used oils has been in effect since September 2011.

Sonasid complies with the limit values for water discharge in surface water and groundwater. Approval for the emission limit values of air pollutants for the steelmaking sector is pending.  In 2009, Sonasid received approval of the Ministry of Environment for the disposal of EAF dust in a landfill owned by the Company.

Russia

ArcelorMittal’s mining subsidiaries operating in the Kuzbass region of Russia are subject to several Russian Federation laws and regulations in the field of environmental protection, including: Law no. 7 “On Environmental Protection” dated January 10, 2002; Law “On Air Protection” dated May 4, 1992; Law no. 89-FZ “On Production and Consumption Wastes” dated June 24, 1998; Water Code no. 74/FZ dated June 3, 2006; Land Code no. 136-FZ dated October 25, 2001; and Forest Code no. 101/FZ dated August 10, 2008, among others.

In 2007, once the new Water Code dated March 30, 2007 went into effect, requirements to limit wastewater from mining activities increased considerably. As of December 31, 2008, the legislation monitors 19 pollutants in mine wastewater, with new standards and provisions for penalties in the case of non-compliance. The main pollutants are coal and rock dust suspended solids, ferrous sulphate, dissolved phenolic compounds and oils. The existing wastewater treatment facilities at the mines were commissioned in 1976 and are now obsolete.

In October 2011, an investment project in the amount of $24.4 million was approved in order to upgrade mine water utilities and waste water treatment facilities at the Berezovskaya and Pervomayskaya mines and to clean the settling pond of the Berezovskaya mine. These activities will allow ArcelorMittal’s subsidiaries to achieve the required level of effluent treatment and avoid any penalties for damage to water bodies. Standard quality objectives will be achieved only upon completion of the project in 2014. For the period of project implementation, special measures on effluents cleaning were developed and agreed with the municipal authorities of the town of Berezovskiy, and the Kemerovo district. RosPrirodNadzor (the Federal Service for supervision of use of natural resources) issued a permit to increase the standards of the allowable discharge of pollutants in the surface water bodies. Meanwhile, ArcelorMittal’s Russian mining operations remain exposed to potential penalties until completion of the project.

Senegal

In Senegal, the environmental regulations applicable to mining companies are set forth in the Mining Code, Act no. 2003-36 of November 24, 2003, its application decree no. 2004-647 of May 17, 2004, and the Code of the Environment, Act no. 2001-01 of January 15, 2001.

These laws outline the requirements that apply to the activities of mining companies, including the exploration phase, exploitation phase and the rehabilitation of a mining site at the end of a mining lease.

Concerning the site of Falémé, a preliminary environmental impact study has inventoried the issues that would need to be considered when implementing the mining project, the construction and operation of a railway, and the construction of a mineral port.

South Africa

The National Environmental Management Act (“NEMA”) of 1998 serves as the departure point for any project in South Africa and determines the Environmental Impact Assessment (“EIA”) procedure that needs to be followed in order to obtain the required authorization. NEMA is applicable to new infrastructure, capacity increases, changes to or upgrades of existing infrastructure and all water and air related activities. A General Authorization (“record of decision” or “ROD”) is issued in terms of this Act for any related projects. There is also a strong link between this Act and new legislation that was promulgated and this Act can be regarded as an “umbrella” for such legislation. The “duty of care” principle is also enshrined in NEMA and specifies that any harm caused to the environment is a criminal offence in terms of this Act.

To regulate water use, water abstraction, effluent discharges and potential pollution of water resources including ground water, Water Use Licenses (“WUL”) are issued under the National Water Act of 1998. Due to the scarcity of water in South Africa, the authorities are placing an emphasis on water recycling in permits; Zero Effluent Discharge (“ZED”) status is a condition many plants are required to achieve. Saldanha Works is currently a ZED plant. Newcastle Works is expected to achieve ZED status by early 2014.Vanderbijlpark achieved ZED status in July 2012.

On October 22, 2012, ArcelorMittal South Africa (“AMSA”) received a notice from the Gauteng Department of Agriculture and Rural Development (“GDARD”) instructing it to cease operation of certain units at its Vanderbijlpark plant. GDARD alleges that these units do not comply with certain conditions of the air emission license for the Vanderbijlpark plant. For further information, see “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings—Environmental Liabilities—South Africa”.

A Waste Act, which came into effect on July 1, 2009, applies to all waste and by-product related activities and contaminated land and replaces older legislation in this regard. Waste Management Licenses are issued in terms of this Act after the EIA process (including public participation) is concluded as per NEMA. Existing disposal facilities are also included in this Act, although existing permits will remain valid until new Waste Management Licenses are issued. The most significant new issue pertaining to the Waste Act is that by-product related activities now require a Waste Management License in certain cases. The interpretation of the requirements of the Waste Act regarding by-products remains a challenge. The level of duplication that is introduced by this requirement is of concern as by-product related activities are also regulated in terms of other environmental laws. The interpretation of the definition of waste remains a contentious issue and negotiations with the authorities have not been concluded on this matter.

A new Air Quality Act, which took full effect on April 1, 2010, introduced strict emission standards for new and existing plants. Existing plants or processes are granted a period of between five and ten years to achieve standards set for new plants. Atmospheric Emission Licenses will be issued in terms of this legislation after a General Authorization is issued under NEMA. ArcelorMittal’s coke making operations, in particular, have been severely affected by the implementation of the new emission standards, and major capital expenditures are expected to be implemented over the next five years.

In December 2010, the Department of National Treasury launched a discussion document on the option to install a carbon tax in order to reduce GHG emissions. ArcelorMittal South Africa constructively engaged with the authorities to promote alternative taxation proposals that were not in the discussion document. The proposals in the discussion document would have significantly affected the feasibility of ArcelorMittal’s operations as taxation from the very first ton of carbon dioxide being emitted was envisaged. The National Treasury indicated that the publishing of the reviewed Carbon Tax Discussion Paper is delayed until early 2013.

Trinidad & Tobago

Various regulations have been enacted under the Environment Management Act of March 8, 2000, two of which include the Water Pollution Rules of October 24, 2001 and the Noise Pollution Rules of April 19, 2001. ArcelorMittal Point Lisas was registered under the Water Pollution Rules in 2008. In 2010, ArcelorMittal Point Lisas was re-registered under the Water Pollution Rules and in 2011 began the process for obtaining a permit to emit pollutants. The application in this regard has been filed and the relevant authorities are processing the application. In accordance with the requirements of the Pesticides and the Toxic Chemicals Act, ArcelorMittal Point Lisas has completed the registration process for the premises and chemicals used and/or stored on its site. Two other pieces of legislation are being proposed—the Air Pollution Rules of 2001 and the Waste Management Rules of 2008.

Ukraine

Air emission regulations in force include the following:

•         No. 309, published on June 27, 2006, significantly restricts the emission limits of 140 substances for all types of plants.

•         No. 507, published on September 29, 2009, approves technological standards of allowable pollutants emissions from coke-oven batteries.

 Priority pollutants under the air emission regulations are particulate matter, sulfur dioxide, nitrogen oxides dioxides and carbon monoxide.

Venezuela

Unicon’s operations are subject to various environmental laws and regulations including: Environmental Frame Law and Environmental Penal Law, Decree 638 on Air Quality, Decree 1400 on Water Use; Decree 2216 on Solid Wastes; Decree 2.635 on Hazardous Recoverable Materials and Wastes; and Decree 3.219 on Water Quality for the basin of Valencia Lake.

To comply with the environmental requirements, Unicon has launched and will continue to launch different improvement projects at its water collection, drainage and treatment systems for the storage, handling and recovery or disposal of wastes and of hazardous materials, and for the control of emissions to the atmosphere. With regard to the restrictions established by the Venezuelan State, Unicon is closely monitoring and controlling its water and energy consumption.

Health and Safety Laws and Regulations

ArcelorMittal’s operations are subject to a broad range of laws and regulations relating to the protection of human health and safety. As these laws and regulations in the United States, the European Union and other jurisdictions continue to become more stringent, ArcelorMittal expects to expend substantial amounts to achieve or maintain compliance. ArcelorMittal has established corporate health and safety guidelines requiring each of its business units and sites to comply with all applicable laws and regulations. Compliance with such laws and regulations and monitoring changes to them are addressed primarily at the business unit level. ArcelorMittal has a clear and strong health and safety policy aimed at reducing on a continuing basis the severity and frequency of accidents. The policy outlines the commitment ArcelorMittal has made to the health and safety of all employees and implements a common health and safety model across the entire organization which permits the Corporate Health and Safety department to define and track performance targets and monitor results from every business unit and site. Further, ArcelorMittal has implemented an injury tracking and reporting database to track all information on injuries, lost man-days and other significant events. At present, the database enables access to statistics for the ArcelorMittal group as a whole, and more detailed information on injuries for business units and sites. Additional information is available at the plant sites. The database incorporates a company-wide used return-of experience system for disseminating lessons learned from individual incidents. The aim is to achieve faster and more accurate feedback on the cause of accidents in order to prevent recurrence of accidents. A benchmarking component has been added, which was deployed in 2010; as with any database, contents and use will grow over time. To check compliance, an auditing system has been put in place to monitor compliance with internal standards and OHSAS Occupational Health and Safety Assessment Series implementation.

Under the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) each reporting operator of a coal or other mine is required to include certain mine safety information within its periodic reports filed with the SEC. Pursuant to Section 1503 of the Dodd-Frank Act, the Company presents information regarding certain mining safety and health matters for each of its U.S. mine locations in Item 16H in this annual report.

Foreign Trade

ArcelorMittal has manufacturing operations in many countries and sells its products worldwide. In 2012, certain countries and communities, such as Brazil, Canada, the European Union, the Customs Union of Russia, Kazakhstan, Belarus and the United States, have considered whether to impose/continue imposing trade remedies (usually antidumping or safeguard measures) against injury or the threat caused by steel imports originating from various steel producing countries.

Under international agreements and the domestic trade laws of many countries, trade remedies are available to domestic industries where imports are “dumped” or “subsidized” and such imports cause injury, or a threat thereof to a domestic industry. Although there are differences in how the trade remedies are assessed, such laws typically have common features established in accordance with World Trade Organization (“WTO”) standards. Dumping involves selling for export a product at a price lower than that at which the same or similar product is sold in the home market of the exporter, or where the export prices are lower than a value that typically must be at or above the full cost of production (including sales and marketing costs) and a reasonable amount for profit. Subsidies from governments (including, among other things, grants and loans at artificially low interest rates) under certain circumstances are similarly actionable. The trade remedy available is typically an antidumping duty order or suspension agreement where injurious dumping is found and a countervailing duty order or suspension agreement where injurious subsidization is found. A duty equal to the amount of dumping or subsidization is imposed on the importer of the product. Such orders and suspension agreements do not prevent the importation of product, but rather require either that the product be priced at a non-dumped level or without the benefit of subsidies, or that the importer pay the difference between such dumped or subsidized price and the actual price to the government as a duty.

Safeguard measures are addressed more generally to a particular product irrespective of its source to protect the domestic production against increased imports of the exported product. The remedies available under the safeguard investigations are commonly safeguard duties or allocation of quotas on the exported products between the exporting countries.

Each year there is typically a range of so-called “sunset” reviews affecting various countries of interest to ArcelorMittal. For example, in June 2011, the United States conducted a sunset review of orders on tin- and chromium-coated steel sheet from Japan which was completed in June 2012.  Another sunset review was initiated in 2012 concerning imports of corrosion-resistant carbon steel flat products from Germany and Japan.  All WTO members are required to review antidumping duty and countervailing duty orders and suspension agreements every five years to determine if they should be maintained, revised or revoked. This requires a review of whether the dumping or subsidization is likely to continue or recur if the order/suspension agreement is revoked and whether a domestic industry in the country is likely to suffer the continuation or recurrence of the injury within the reasonably foreseeable future if the orders are revoked. If the government finds both dumping or subsidization and the injury are likely to continue or recur, then the orders are continued. In case of safeguard measures for duration exceeding three years, all WTO members are required to review the imposed measures in the mid-term of the relevant measure. After a review, restrictions may be extended if they continue to be required, but the total period of relief provided may not exceed eight years.

In a number of markets in which ArcelorMittal has manufacturing operations, it may be a beneficiary of trade actions intended to address trade problems consistent with WTO regulations. In other situations, certain operations of ArcelorMittal may be a respondent in one or more trade cases and its products subject to duties or other trade restrictions.

In some developing countries in which ArcelorMittal is producing, state intervention impacts trade issues. For example, exports of steel mill products could require licenses from the local ministry of industry and trade or ArcelorMittal could be required to domicile, or submit for registration, export contracts with the local central bank.

Key Currency Regulations and Exchange Controls

Algeria

The Algerian foreign currency market is regulated by the Central Bank of Algeria. Exchange control regulations do not permit capital account convertibility of the Algerian dinar (“DZD”), subject to certain exceptions involving Algerian companies investing in overseas projects. Currency outflows on current accounts, although freely permitted for the import of goods, are subject to controls for payments for service contracts. Overseas dividend repatriation is permitted subject to a 15% withholding tax. Algerian companies are restricted from investing their cash surplus overseas. All overseas remittances are required to be made through the Algerian Central Bank. Exporters are permitted to retain 50% of their proceeds in foreign currency accounts, 20% of which can be utilized freely and the rest of which can be used in accordance with certain restrictions. Hedging of currencies is tightly regulated and restricted. Overseas investment in and out of Algeria requires compliance with several fiscal regulations.

In September 2010, Algeria’s government unveiled a series of measures that confirm the shift towards greater economic regulation. The measures were included in a supplementary budget law, which states that any foreign firm bidding for a state contract must form a joint venture with an Algerian company.

Argentina

The Argentine peso (“ARS”) has not been freely convertible since December 2001. It is mandatory to convert 100% of foreign exchange revenues from exports into local currency.

Since November 2011, the Argentine government has further restricted the ability of Argentine residents to transfer funds abroad.

As a result of these changes, the maximum term in which Argentine resident companies must repatriate their export proceeds has been shortened and outflows of foreign currency have been limited mainly to the payment of import charges, which are also restricted through new regulations requiring importers to obtain a prior import authorization.

According to new regulations by the Argentine Central Bank and Ministry of the Economy, 30% of certain inbound loans may be held as a legal reserve deposit in the Argentine Central Bank for one year, except for foreign direct investments and loans exceeding two years in term.

Dividends can be transferred abroad without any legal restriction, provided that they relate to audited annual financial statements and that the company has complied with its foreign debt disclosure regime and the foreign direct investment disclosure regime. However, from a practical standpoint, the Central Bank’s prior authorization is required before the transfer can be executed.

The payment of principal amounts and interest on outstanding debt to a non-resident is allowed. The loans must be previously registered with the Central Bank and the Argentine resident must be in full compliance with the Central Bank’s reporting regime applicable to financial debt.

Until July 5, 2012, the purchase of foreign currency by Argentine residents for up to $2 million per calendar month was permitted. However, on July 5, 2012 the Central Bank suspended this provision indefinitely.

Brazil

In Brazil, all foreign exchange transactions are carried out on a single foreign exchange market. Foreign currencies may be purchased or sold only through Brazilian financial institutions authorized to operate in such market and are subject to registration with the Central Bank of Brazil’s electronic system. The Central Bank allows exchange rates between the Brazilian real (“BRL”) and foreign currencies (including the U.S. dollar) to float freely, although it has intervened occasionally to control volatility. Exchange controls on foreign capital and international reserves are administrated by the Central Bank. During periods of strong BRL appreciation, the Central Bank has implemented measures to discourage portfolio capital from entering the country. Foreign and local companies may borrow internationally subject to registration with an approval by the Central Bank. Local companies may maintain up to 100% of their export revenues abroad.

China

The Chinese yuan (“CNY”) is a managed float with reference to a basket of currencies and non-deliverable currency. The exchange rate of the Chinese yuan is determined by the interbank foreign exchange market, the China Foreign Exchange Trade System (“CFETS”). The CNY is traded on the CFETS with the following five currency pairs: the U.S. dollar, the Hong Kong dollar, the Japanese Yen, the euro and the British Pound.

Since January 1, 2006, existing designated foreign exchange banks have been permitted to engage in bilateral trading, pursuant to which they trade directly with other member banks in the CNY foreign exchange spot market, as opposed to just trading with CFETS. The trading band within which such activity may take place increased in April 2012 to +/- 1.0 % against the U.S. dollar, as compared to the previous level of +/- 0.5%. China maintains strict controls on its currency. Non-residents and foreign investment enterprises must obtain a foreign exchange registration certificate to open a foreign currency account onshore. There are three types of foreign currency accounts for non-residents: capital accounts (for investment and repatriation), current accounts (for trade) and loan accounts (for receiving and repaying loans). Residents may hold foreign currency in onshore accounts.

India

In India, the exchange rate of the Indian rupee (“INR”) is determined in the interbank foreign exchange market. The Reserve Bank of India (“RBI”) announces a daily reference rate for the rupee against the U.S. dollar, Japanese yen, British pound and euro. The RBI monitors the value of the rupee against a Real Effective Exchange Rate (“REER”). The REER consists of six currencies: U.S. dollar, euro, British pound, Japanese yen, Chinese yuan and Hong Kong dollar. The rupee rate has been known to deviate significantly from longer-term REER trends.

The RBI intervenes actively in the foreign exchange market in cases of excessive volatility. Exchange controls are established by both the government and the RBI. The Foreign Exchange Management Act of 2000 mandates that the government oversee current account transactions, while the RBI regulates capital accounts transactions. Restrictions on purchases and sales of INR have been significantly relaxed since the early 1990s. Since 1995, the Indian rupee has had full current account convertibility, though exchange controls on capital account transactions remain in effect.

Kazakhstan

There are no requirements for foreign investors to invest in Kazakhstan; however, investors are required to obtain a tax registration number in order to open a cash account. Payments in “routine currency operations” may be made by Kazakh residents to non-residents through authorized banks without any restriction so long as information about the purpose of the transaction is provided.

Routine currency operations include:

•         import/export settlements with payment within 180 days;

•         short-term loans with terms of less than 180 days;

•         dividends, interest and other income from deposits, investments, loans and other operations; and

•         non-commercial transactions such as wages and pensions in Kazakh tenge (“KZT”).

Direct investment abroad by residents and non-residents of Kazakhstan (provided they hold 10% or more of a Kazakh company’s voting shares) are subject to registration with the Central Bank of Kazakhstan. The registration regime only applies if the amount of a currency transaction exceeds $300,000 (in the case of currency being invested in Kazakhstan) and $50,000 (in the case of currency being transferred out of Kazakhstan). The exceptions to registration are currency operations with derivatives between residents and non-residents. The Central Bank of Kazakhstan is only required to be notified if the payment amount exceeds $100,000 or the equivalent in KZT.

Operations involving the transfer of capital from residents to non-residents require a license from the Central Bank of Kazakhstan, and transactions involving the transfer of capital from non-residents to residents must be registered with the National Bank of Kazakhstan. Licenses are issued on a case-by-case basis and are valid for a single transaction only. These transactions include:

•         payments for exclusive rights to intellectual property;

•         payments for rights to immovable property;

•         settlements for import/export transactions;

•         loans with terms of more than 180 days;

•         international transfers of pension assets; and

•         insurance and re-insurance contracts of an accumulative nature.

The Central Bank of Kazakhstan is also required to be notified of certain transactions, including, among others, acquisitions of share capital, securities and investment funds, financial derivatives, transfers of real estate and the opening of bank accounts by certain legal entities.

South Africa

The South African rand (“ZAR”) is subject to exchange controls enforced by the South African Reserve Bank (“SARB”). Prior approval is required for foreign funding, hedging policies and offshore investments. Imports and export payments are monitored by the Central Bank. Although the ZAR has not been fully convertible since 1941, the SARB has taken steps to gradually relax exchange controls. To ease the burden of compliance for small and medium-sized businesses, the application process for approval from the Financial Surveillance Department before undertaking new foreign direct investment has been removed for corporate transactions from below ZAR 50 million to below ZAR 500 million per applicant company per calendar year. Such applications need only be approved by authorized dealers. Authorized dealers may also, subject to several conditions, allow companies to cover up to 75% of budgeted commitments or export accruals for the following financial year. Subject to additional conditions, forwards and options may be used to cover for foreign exchange exposures of tenors up to six months. Furthermore, the 180-day rule requiring export companies to convert their foreign exchange proceeds into ZAR has been removed and South African companies are permitted to open foreign bank accounts without prior approval. Offshore bank accounts may, however, only be used for permissible transactions. Qualifying international companies are allowed to raise and transfer capital offshore without exchange control approval as from January 1, 2011.

Ukraine

Ukraine has significant restrictions on capital account flows, currencies and financial instruments that govern all aspects of transactions in the local currency, the hryvnia (“UAH”), and foreign currency, despite the fact that authorities have attempted to improve the functioning of the foreign exchange market.

The main regulatory body of the government is the National Bank of Ukraine, which has wide regulatory powers in this field. Export of capital from Ukraine, offshore investments and purchases of foreign currency by Ukrainian companies are heavily regulated and are subject to National Bank regulations. A transfer of foreign currency abroad requires an individual license from the National Bank, subject to certain exemptions. Such exemptions include:

•         payment in foreign currency abroad by a Ukrainian resident in the discharge of a contractual obligation in such foreign currency to a non-resident in settlement for goods, services, intellectual property rights, or other property rights acquired or received by the resident from the non-resident (however, an acquisition of securities or other “currency valuables” does not fall within this exemption);

•         payment of interest under a loan or income earned (such as, dividends) from a foreign investment in foreign currency abroad; and

•         foreign repatriation  from Ukraine in the amount of a foreign investment in a foreign currency previously made in Ukraine upon the termination of the relevant investment activity.

An individual National Bank license is also required for:

•         all payments in UAH abroad;

•         repatriation and transfer of funds in UAH into Ukraine, if in excess of the amounts in UAH which have been transferred abroad on legal grounds;

•         depositing funds in foreign currency and other “currency valuables” (such as securities) in an account outside Ukraine, except in the case of an account opening with a duly licensed Ukrainian commercial bank of a correspondent account with a foreign bank;

•         opening an account in a bank located abroad; and

•         investing abroad, including the transfer of  foreign currency abroad in connection with assets and securities acquisitions.

The National Bank of Ukraine issues both individual and general foreign exchange licenses to conduct foreign exchange transactions that are within the guidelines of the government’s exchange controls. General licenses are issued to financial institutions and commercial banks to conduct currency transactions. These licenses are for an indefinite period of time and allow banks and financial institutions to conduct a wide range of foreign exchange activities, including transfers and foreign exchange trading. A rule was reintroduced in 2012 requiring banks to sell 50% of foreign exchange export proceeds in an interbank foreign exchange market no later than on the working day following the receipt of funds on the client’s account. Individual licenses are issued by the National Bank of Ukraine to residents and non-residents for the sole purpose of transacting and completing a stated and agreed-upon single transaction.

A foreign currency loan by a Ukrainian resident (including a Ukrainian bank) from a non-resident must be registered with the National Bank. Ukrainian residents are required to settle import/export transactions within 90 days without restrictions (reduced from 180 days in 2012). Ukrainian legal entities may acquire non-cash foreign currency in Ukraine only through a duly licensed Ukrainian commercial bank and only in a limited number of cases and subject to certain conditions.

Venezuela

The “Strong Bolivar” (Bs.F.) has been the official currency in Venezuela since January 2008. Although an exchange control system fixes its value vis-à-vis the U.S. dollar, an unofficial currency market has existed since February 2003 whereby the value of the U.S. dollar is quoted above the rate set by the official exchange control system. On June 4, 2010 the Exchange Agreement No. 18 was enacted, which established the parameters of the new regime for foreign currency transactions of securities and made the Central Bank of Venezuela the only authorized entity to buy and sell foreign currency.

On June 7, 2010, the Central Bank created the System of Transaction with Foreign Currency Instruments (SITME), which, among other things, publishes daily rates for trading securities, establishes the parameters for such transaction and fixes the price band in Bs.F., the amount traded and the exchange rate. Companies domiciled in Venezuela can acquire through SITME securities up to a daily maximum value of $50,000 and must not exceed $350,000 in a month.

In August 2010, the Central Bank decided to ease restrictions to allow companies to access the foreign exchange market. Since then, companies that are not authorized to buy U.S. dollars at official exchange rates are allowed to use SITME. The goal is to make foreign exchange transactions more “fluid”. The Bank also plans to periodically allocate U.S. dollars to companies facing purchase quotas.

On December 31, 2012, according to the SITME rate, one U.S. dollar was equal to 5.30 Bs.F., which has remained the same since the beginning of this system in June 2010, while the official exchange rate was one U.S. dollar to 4.3 Bs.F. The Bs.F. was devalued effective January 11, 2010, resulting in a rate of 4.3 Bs.F. per U.S. dollar for all imports and transactions. However, it should be noted that in 2012, companies received a monthly maximum of $125,000 via SITME.

The exchange control system permits transfers abroad from Venezuela by purchasing U.S. dollars at the official rate of Bs.F. 4.30 per U.S. dollar for dividends:

•         derived from a foreign investment (business activities);

•         that are registered with the Superintendence of Foreign Investments (SIEX); and

•         in respect of which the transferor has paid the relevant taxes and purchased the foreign currency from the Foreign Exchange Administration Commission (CADIVI), which is subject to availability.

Foreign investors who have registered their investment with the SIEX are entitled to repatriate the funds obtained from the sale or the reduction of capital or liquidation related to such investment at any time. For this purpose, the exchange control system allows for the possibility of granting foreign currency at the official rate from CADIVI, so that dividends can be converted into foreign currency for repatriation.

CADIVI’s authorization is also required for the purchase of foreign currency by individual or legal entities for payments of the import of goods and services.

The Bs.F. was devalued effective February 9, 2013, resulting in a rate of 6.3 Bs.F. per U.S. dollar. The SITME was eliminated effective February 9, 2013.

Disclosure pursuant to Section 219 of the Iran Threat Reduction & Syria Human Rights Act (ITRA)

ArcelorMittal’s Business with Customers in Iran

In 2012 ArcelorMittal sold the following products to customers in Iran: commodity-grade long and flat steel products, and flat steel products for packaging uses, the automobile sector and the consumer goods industry.  ArcelorMittal had in the past sold API grade (specifications for the petroleum industry) coils, hot rolled specialty plates and tubular products (seamless pipes) to customers in Iran, but discontinued such sales in mid-2010 following adoption of the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010. ArcelorMittal’s sales of steel products to customers in Iran in 2012 ($501.4 million of revenue) were made by its subsidiary ArcelorMittal International FZE in Dubai (AMID).  AMID sells commodity-grade long and flat steel products to Dubai-based trading companies, some of which are owned by Iranian nationals, that export the products to stockists (i.e., wholesalers) and fabricators in Iran which, to ArcelorMittal’s knowledge, on-sell them primarily to companies involved in the private-sector construction and consumer goods industries.Of these sales, approximately 16% involved the cashing of bank checks drawn on Bank Melli Dubai or Bank Saderat Dubai through the presentation of letters of credit issued by such banks at their branch offices.  ArcelorMittal recorded consolidated gross revenues of $82.3 million and net profit of $6.3 million on such sales.  Effective November 1, 2012, AMID has ceased using this payment method; accordingly, its sales to Iranian customers no longer involve the issuance of letters of credit by Bank Melli Dubai, Bank Saderat Dubai or any other financial institution that appears on the lists of “specially designated nationals” (within the categories “SDGT”, “NPWMD” or “IRAN”) maintained by the Office of Foreign Assets Control of the U.S. Department of Treasury. More generally, AMID is assessing regulatory and commercial developments affecting Iran but has no present plans to discontinue its sales.

ArcelorMittal’s Flat Carbon Europe (“FCE”) division also sold bare and coated flat products to a Turkish company (Borusan Paslanmaz) that is a subsidiary of the Borusan Group generating total revenues of €16.5 million ($21.2 million) in 2012.  These products were manufactured by ArcelorMittal’s European plants and a Turkish plant 50% owned by ArcelorMittal and 50% owned by the Borusan Group and were manufactured according to specifications provided by end customers in the Iranian automobile sector.  However, ArcelorMittal has no direct relationship with the end customers.  The end customers included customers that ArcelorMittal believes, based on press reports or other publicly available information, have Iranian government entities among their shareholders.  ArcelorMittal cannot confirm whether these entities are controlled by the Iranian government.  These customers of Borusan, and the amount of consolidated gross revenue (in euros, the currency in which the revenues were originally booked by FCE) generated by sales made by ArcelorMittal to Borusan attributable to products meeting each end customer’s specifications in 2012, are set out below: Iran Khodro (€10,607,382); Renault Pars (€744,136); SAIPA (€1,637,442); IKID (€201,123). Total consolidated net profit recorded on the sales covered by the prior sentence in 2012 was €874,511.  ArcelorMittal ceased making sales to Borusan for resale to such end customers in mid-2012 (for SAIPA in January 2012) and, in light of the current regulatory environment, does not intend to recommence making such sales, subject to obtaining further clarification as to the shareholding structure of certain of such customers.

To ArcelorMittal’s knowledge, the payments described in the immediately preceeding paragraph and the payments involving letters of credit described in the first paragraph of this section are the only transactions or dealings made by it in 2012 that require disclosure under Section 219 of the Iran Threat Reduction & Syria Human Rights Act.

ArcelorMittal notes the adoption in early January 2013 by the United States of the Iran Freedom and Counter-Proliferation Act of 2012 (the “IFCPA”), which provides for the possible imposition of sanctions against persons supplying “raw or semi-finished metals such as aluminum or steel” to certain end users in Iran. All of ArcelorMittal's products currently sold in Iran are considered finished products in the steel industry; it does not currently sell semi-finished products such as billets, slabs and ingots to Iran. This analysis has been confirmed under the parallel restrictions in the European Union regarding the sale of raw and semi-finished metals to Iran. Pursuant to the European Union’s interpretation of its restrictions, ArcelorMittal adopted a policy not to supply further semi-finished steel products (e.g., billets and slabs) to customers in Iran immediately following the adoption by the European Union of Regulation

1263/2012 of December 21, 2012.  Accordingly, ArcelorMittal does not believe that the reference in the IFCPA to “raw or semi-finished metals” captures the products it currently sells to Iranian customers. ArcelorMittal will continue to monitor developments in this area and determine whether and to what extent they affect its business with Iranian customers as currently conducted.  See Item 3.D “ArcelorMittal’s business is subject to an extensive, complex and evolving regulatory framework and its governance and compliance processes may fail to prevent regulatory penalties and reputational harm, both at operating subsidiaries and at joint ventures or associates”.

ArcelorMittal Affiliates

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, ArcelorMittal is also required to disclose whether any of its affiliates have engaged in certain Iran-related activities and transactions. In 2012, HPCL-Mittal Energy Limited (“HMEL”), a joint venture in which the Significant Shareholder holds an indirect 48.8% stake, engaged in certain transactions described in Section 13(r). Hindustan Petroleum Corporation Limited, a Government of India majority-controlled entity, holds a 48.8% stake in HMEL and the remaining 2.4% of HMEL is held by institutions, most of which are also Government of India majority-controlled entities.

HMEL owns and operates the Guru Gobind Singh Refinery, an oil refinery located in the Bathinda district of Punjab, India, which was commissioned in February 2012. In connection with its oil refining activities, HMEL purchased approximately 4.2 million barrels of crude oil on a CIF basis from the National Iranian Oil Company (the “NIOC”) in 2012 for an amount of approximately $460 million. The crude oil was transported from Iran to HMEL’s operations in India in a series of three shipments that took place between August and October 2012.HMEL made no sales of refined products to Iran and engaged in no other transactions with Iran.

Given its relatively short operating history, HMEL has not yet generated any profits. HMEL produces a variety of petroleum and petrochemical products, which individually require different types of crude oil in different quantities. HMEL generally comingles crude oil purchased from various sources, making it difficult to trace the raw materials used in manufacturing a given product or to link revenues directly to such inputs. However, HMEL estimates its revenues attributable to crude oil acquired from the NIOC were less than the cost of such crude oil. HMEL does not expect to purchase any further crude oil from the NIOC under current political, economic, and legal conditions.

C.    Organizational Structure

Corporate Structure

ArcelorMittal is a holding company with no business operations of its own. All of ArcelorMittal’s significant operating subsidiaries are indirectly owned by ArcelorMittal through intermediate holding companies. The following chart represents the operational structure of the Company, including ArcelorMittal’s significant operating subsidiaries and not its legal or ownership structure.

The following table identifies each significant operating subsidiary of ArcelorMittal, including its registered office and ArcelorMittal’s percentage ownership thereof.

	Flat Carbon Americas
	ArcelorMittal Dofasco Inc.	1330 Burlington Street East, P.O. Box 2460, L8N 3J5Hamilton, Ontario, Canada	100.00%
	ArcelorMittal Lázaro Cárdenas S.A. de C.V.	Fco. J. Mujica no. 1-B, 60950, Cd. Lázaro Cárdenas,Michoacán, Mexico	100.00%
	ArcelorMittal USA LLC	1, South Dearborn,Chicago, IL 60603, USA	100.00%
	ArcelorMittal Brasil S.A.	1115, avenida Carandai, 24° Andar, 30130-915 Belo Horizonte- MG, Brazil	100.00%

	Flat Carbon Europe
	ArcelorMittal Atlantique et Lorraine S.A.S.	Immeuble "Le Cezanne", 6, rue Andre Campra, 93200, St Denis, France	100.00%
	ArcelorMittal Belgium N.V.	Boulevard de l’Impératrice 66, B-1000 Brussels, Belgium	100.00%
	ArcelorMittal España S.A.	Residencia La Granda, 33418 Gozon, Asturias, Spain	99.85%
	ArcelorMittal Flat Carbon Europe S.A.	Avenue de la Liberté, 19, L-2930 Luxembourg, Luxembourg	100.00%
	ArcelorMittal Galati S.A.	Strada Smardan nr. 1, Galati, Romania	99.70%
	ArcelorMittal Poland S.A.	Al. J. Pilsudskiego 92, 41-308 Dąbrowa Górnicza, Poland	100.00%
	Industeel Belgium S.A.	Rue de Châtelet, 266, 6030 Charleroi, Belgium	100.00%
	Industeel France S.A.	Immeuble "Le Cezanne", 6, rue Andre Campra, 93200, St Denis, France	100.00%
	ArcelorMittal Eisenhüttenstadt GmbH	Werkstr. 1, D-15890 Eisenhüttenstadt, Brandenburg, Germany	100.00%
	ArcelorMittal Bremen GmbH	Carl-Benz Str. 30, D-28237 Bremen, Germany	100.00%
	ArcelorMittal Méditerranée S.A.S.	Immeuble "Le Cezanne", 6, rue Andre Campra, 93200, St Denis, France	100.00%

	Long Carbon Americas and Europe
	Acindar Industria Argentina de Aceros S.A.	Leandro N. Alem 790 8° floor, Buenos Aires, Argentina	100.00%
	ArcelorMittal Belval & Differdange S.A.	66, rue de Luxembourg, L-4221 Esch sur Alzette, Luxembourg	100.00%
	ArcelorMittal Brasil S.A.	1115, Avenida Carandai, 24° Andar, 30130-915 Belo Horizonte- MG, Brazil	100.00%
	ArcelorMittal Hamburg GmbH	Dradenaustrasse 33, D-21129 Hamburg, Germany	100.00%
	ArcelorMittal Las Truchas, S.A. de C.V.	Francisco J Mujica 1, 60950, Lázaro Cárdenas Michoacán, Mexico	100.00%
	ArcelorMittal Montreal Inc	4000, route des Aciéries, J0L 1C0, Contrecoeur, Québec, Canada	100.00%
	ArcelorMittal Gipúzkoa S.L.	Carretera Nacional Madrid—Irun S/N, 20212 Olaberría, Spain	100.00%
	ArcelorMittal Ostrava a.s.	Vratimovska Str, 689, CZ-70702 Ostrava-Kunčice, Czech Republic	100.00%
	ArcelorMittal Point Lisas Ltd.	ISCOTT Complex, Mediterranean Drive, Point Lisas,Couva, Trinidad and Tobago	100.00%
	Société Nationale de Sidérurgie S.A.	Route Nationale no. 2, Km 18, BP 551, Al Aarroui, Morocco	32.43%[1]
	ArcelorMittal Duisburg GmbH	Vohwinkelstraße 107, D-47137 Duisburg, Germany	100.00%
	ArcelorMittal Warszawa S.p.z.o.o.	Ul. Kasprowicza 132, 01-949 Warszawa, Poland	100.00%

	AACIS
	ArcelorMittal South Africa Ltd.	Main Building, Room N3/5, Delfos Boulevard, 1911, Vanderbijlpark, South Africa	52.02%
	JSC ArcelorMittal Temirtau	Republic Ave., 1, 101407, Karaganda Region, Temirtau, Republic of Kazakhstan	100.00%
	OJSC ArcelorMittal Kryviy Rih	1 Ordzhonikidze Street, Kryviy Rih, 50095 Dnepropetrovsk Oblast, Ukraine	95.13%

	Mining
	ArcelorMittal Mines Canada Inc.	1801 McGill College, Suite 1400, Montreal, Québec, Canada H3A2N4	100.00%
	Arcelormittal Liberia Ltd	14th Street, Tubman Blvd, Sinkor, Monrovia, Liberia	70.00%
	JSC ArcelorMittal Temirtau	Republic Ave., 1, 101407 Temirtau, Karaganda Region, Republic of Kazakhstan	100.00%
	OJSC ArcelorMittal Kryviy Rih	1 Ordzhonikidze Street, Kryviy Rih, 50095 Dnepropetrovsk Oblast, Ukraine	95.13%

	Distribution Solutions
	ArcelorMittal International Luxembourg S.A.	19, avenue de la Liberté, L-2930 Luxembourg, Luxembourg	100.00%

1	Société Nationale de Sidérurgie, S.A. is controlled by Nouvelles Sidérurgies Industrielles, a joint venture controlled by ArcelorMittal.

Reportable Segments

ArcelorMittal reports its business in the following six reportable segments corresponding to continuing activities:

•         Flat Carbon Americas;

•         Flat Carbon Europe;

•         Long Carbon Americas and Europe;

•         Asia, Africa and CIS;

•         Distribution Solutions; and

•         Mining.

Within its corporate headquarters and, where appropriate, at the segment or regional management level there are specialized and experienced executives in fields such as finance, mergers and acquisitions, marketing, procurement, operations, shipping, human resources, communications, internal assurance, health and safety, information technology, strategic planning, performance enhancement, technology and law.

Flat Carbon Americas produces slabs, hot-rolled coil, cold-rolled coil, coated steel products and plate. These products are sold primarily to customers in the following industries: distribution and processing; automotive; pipes and tubes; construction; packaging; and appliances. In Flat Carbon Americas, production facilities are located at eight integrated and mini-mill sites located in four countries. In 2012, shipments from Flat Carbon Americas totaled 22 million tonnes.

Flat Carbon Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general industry and packaging industries. In Flat Carbon Europe, production facilities are located at 14 integrated and mini-mill sites located in six countries. In 2012, shipments from Flat Carbon Europe totaled 26 million tonnes.

Long Carbon Americas and Europe produces sections, wire rod, rebars, billets, blooms, wire drawing, pipes and tubes, sheet piles, rails, ingots, speciality bars and slopes. In Long Carbon Americas, production facilities are located at 14 integrated and mini-mill sites located in six countries, while in Long Carbon Europe production facilities are located at 16 integrated and mini-mill sites in nine countries. In 2012, shipments from Long Carbon Americas and Europe totaled approximately 23 million tonnes.

AACIS produces a combination of flat and long products. It has six flat and long production facilities in three countries. In 2012, shipments from Asia, Africa and CIS totaled approximately 13 million tonnes, with shipments having been made worldwide.

Distribution Solutions is primarily an in-house trading and distribution arm of ArcelorMittal. It also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements.

Mining provides the Company’s steel operations with high quality and low-cost iron ore and coal resources and also sells limited amounts of mineral products to third parties. The Company’s mines are located in North and South America, Europe, the CIS and Africa. In 2012, iron ore and coal production from own mines and strategic contracts totaled approximately 68.1 million tonnes and 8.9 million tonnes, respectively.

In January 2011, ArcelorMittal completed the spin-off of its stainless steel operations to a separately-focused company, Aperam. Accordingly, the former Stainless Steel segment has been reclassified as discontinued operations for all periods presented.

D.    Property, Plant and Equipment

ArcelorMittal has steel production facilities, as well as iron ore and coal mining operations, in North and South America, Europe, Asia and Africa.

All of its operating subsidiaries are substantially owned by ArcelorMittal through intermediate holding companies, and are grouped into the six reportable segments (excluding Stainless Steel, which is now reported as discontinued operations) described above in “Item 4C—Organizational Structure”. Unless otherwise stated, ArcelorMittal owns all of the assets described in this section.

For further information on environmental issues that may affect ArcelorMittal’s utilization of its assets, see “Item 4B—Business Overview—Government Regulations—Environmental Laws and Regulations” and “Item 8A—Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings”.

Steel Production Facilities of ArcelorMittal

The following table provides an overview by type of steel facility of the principal production units of ArcelorMittal’s continuing operations:

	Facility	Number of Facilities	Capacity (in million tonnes per year)[1]	Production in 2012 (in million tonnes)[2]
	Coke Plant	59	34.4	26.4
	Sinter Plant	34	102.7	65.9
	Blast Furnace	61	97.9	63.9
	Basic Oxygen Furnace (including Tandem Furnace)	73	104.5	69.1
	DRI Plant	16	12.6	8.2
	Electric Arc Furnace	46	35.1	21.6
	Continuous Caster—Slabs	48	93.6	57.5
	Hot Rolling Mill	23	77.8	49.6
	Pickling Line	41	37.1	17.8
	Tandem Mill	36	40.6	25.3
	Annealing Line (continuous / batch)	58	21.5	11.3
	Skin Pass Mill	41	24.1	11.8
	Plate Mill	12	7.4	3.1
	Continuous Caster—Bloom / Billet	47	39.2	24.6
	Breakdown Mill (Blooming / Slabbing Mill)	3	10.7	6.1
	Billet Rolling Mill	3	2.6	1.5
	Section Mill	28	14.7	9.2
	Bar Mill	29	10.8	6.2
	Wire Rod Mill	22	14.2	9.3
	Hot Dip Galvanizing Line	61	20.8	14.9
	Electro Galvanizing Line	13	2.7	1.5
	Tinplate Mill	17	3.6	2.2
	Tin Free Steel	1	0.3	0.1
	Color Coating Line	19	2.7	1.5
	Seamless Pipes	8	0.9	0.5
	Welded Pipes	64	3.1	1.1

1

Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.

2

Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

Flat Carbon Americas

ArcelorMittal’s Flat Carbon Americas segment has production facilities in both North and South America, including the United States, Canada, Brazil and Mexico. The following two tables set forth key items of information regarding ArcelorMittal’s principal production locations and production units in the Flat Carbon Americas segment:

Production Locations-Flat Carbon Americas

Unit	Country	Locations	Type of Plant	Products
Warren	USA	Warren, OH	Coke-Making	Coke
Monessen	USA	Monessen, PA	Coke-Making	Coke
Indiana Harbor (East and West)	USA	East Chicago, IN	Integrated	Flat
Burns Harbor	USA	Burns Harbor, IN	Integrated	Flat
Cleveland	USA	Cleveland, OH	Integrated	Flat
Riverdale	USA	Riverdale, IL	Integrated	Flat
Coatesville	USA	Coatesville, PA	Mini-mill	Flat
Gallatin	USA	Gallatin, KY	Mini-mill	Flat
Columbus Coatings	USA	Columbus, OH	Downstream	Flat
I/N Tek and I/N Kote	USA	New Carlisle, IN	Downstream	Flat
Conshohocken	USA	Conshohocken, PA	Downstream	Flat
Weirton	USA	Weirton, WV	Downstream	Flat
Gary Plate	USA	Gary, IN	Downstream	Flat
Double G	USA	Jackson, MS	Downstream	Flat
Sol	Brazil	Vitoria	Coke-Making	Coke
ArcelorMittal Tubarão	Brazil	Vitoria	Integrated	Flat
ArcelorMittal Vega	Brazil	São Francisco do Sul	Downstream	Flat
ArcelorMittal Dofasco	Canada	Hamilton	Integrated, Mini-mill	Flat
ArcelorMittal Lázaro Cárdenas	Mexico	Lázaro Cárdenas	Mini-mill	Flat

	Production Facilities-Flat Carbon Americas

	Facility	Number of Facilities	Capacity (in million tonnes per year)[1]	Production in 2012 (in million tonnes)[2]
	Coke Plant	8	7.2	5.6
	Sinter Plant	4	10.9	6.9
	Blast Furnace	15	26.8	19.6
	Basic Oxygen Furnace	19	31.5	21
	DRI Plant	2	4.1	2.9
	Electric Arc Furnace	6	6.2	4.6
	Continuous Caster—Slabs	18	37.3	23.8
	Hot Rolling Mill	7	25.4	19.2
	Pickling Line	9	10.1	6.6
	Tandem Mill	9	12.9	9.9
	Annealing Line	16	7.0	4.5
	Skin Pass Mill	13	8.0	4.8
	Plate Mill	5	2.8	1.5
	Hot Dip Galvanizing Line	16	6.0	5.1
	Electro Galvanizing Line	1	0.4	0.3
	Tinplate Mill	3	0.8	0.6
	Tin Free Steel	1	0.3	0.1

1

Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.

2

Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

ArcelorMittal USA

Steel Production Facilities

ArcelorMittal USA has 17 major production facilities, consisting of four integrated steel-making plants, one basic oxygen furnace/compact strip mill, six electric arc furnace plants (one of which produces flat products and five of which produce long products), four finishing plants, and two coke-making operations, one of which has been temporarily idled. ArcelorMittal USA owns all or substantially all of each plant. ArcelorMittal USA also owns interests in various joint ventures that support these facilities, as well as railroad and transportation assets.

ArcelorMittal USA’s operations include both flat carbon and long carbon production facilities. The long carbon facilities are discussed separately under “—Long Carbon Americas and Europe—ArcelorMittal USA”.

ArcelorMittal USA’s main flat carbon operations include integrated steel-making plants at Indiana Harbor (East and West), Burns Harbor and Cleveland. The basic oxygen furnace/compact strip mill is located at Riverdale. The electric arc furnace plant is located in Coatesville. The four finishing plants are located in Gary, Weirton, Conshohocken, and Columbus. The two stand-alone coke plants are located in Warren and Monessen. The Monessen coke plant has been temporarily idled since May 2009.

Indiana Harbor (East and West) is a fully integrated steelmaker, strategically located on the southern shore of Lake Michigan in East Chicago, Ind., 20 miles southeast of Chicago, Illinois. The plant sits on both sides of the Indiana Harbor Canal, which provides shipping by large ships over the Great Lakes as well as highway and railroad transportation access. The two Indiana Harbor facilities produce hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and bar products for use in automotive, appliance, service center, tubular, strip converters and contractor applications. Indiana Harbor West’s operations include a sintering plant, two blast furnaces, two basic oxygen furnaces and two continuous slab casters. Finishing facilities include a hot strip mill, pickle line, tandem mill, batch annealing facilities, a temper mill, a hot dip galvanizing line and an aluminizing line. Indiana Harbor East facilities include three blast furnaces, four basic oxygen furnaces and three slab casters. Finishing facilities include a hot strip mill, a pickle line, a tandem mill, continuous and batch annealing facilities, two temper mills and a hot dip galvanizing line. The Indiana Harbor West plant covers an area of approximately 4.9 square kilometers and the Indiana Harbor East plant covers an area of approximately 7.7 square kilometers. Indiana Harbor (East and West) produced 5.4 million tonnes of crude steel in 2012.

Burns Harbor is a fully integrated steel-making facility strategically located on Lake Michigan in northwestern Indiana approximately 50 miles southeast of Chicago, Illinois. The area allows for good shipping access to the Port of Indiana-Burns Harbor, as well as highway and railroad access. Burns Harbor produces hot-rolled sheet, cold-rolled sheet, hot dip galvanized sheet and steel plate for use in automotive, appliance, service center, construction and shipbuilding applications. Burns Harbor facilities include a coke plant, a sinter plant, two blast furnaces, three basic oxygen furnaces and two continuous slab casters. Finishing facilities include a hot strip mill, two picklers, a tandem mill, continuous and batch annealing facilities, a temper mill and a hot dip galvanizing line and a plate mill facility. The Burns Harbor plant covers an area of approximately 15.3 square kilometers. Burns Harbor produced 4.6 million tonnes of crude steel in 2012.

Cleveland is located on the Cuyahoga River in Cleveland, Ohio with good access to Port of Cleveland and Great Lakes shipping, as well as good highway and railroad transportation routes. The facilities in Cleveland include two blast furnaces, four basic oxygen furnaces, two slab casters, ladle metallurgy and vacuum degassing facilities, a hot-strip mill, cold rolling mill, temper mill, a batch annealing shop and a hot dip galvanizing line. Cleveland plant serves the automotive, service centers, converters, plate slabs and tubular applications markets. ArcelorMittal’s second steel producing facility in Cleveland, which was idled in September 2008, began production again in May 2012. Cleveland produced 2.7 million tonnes of crude steel in 2012.

Riverdale is located near the Indiana border in Riverdale, Illinois, south of Chicago. Its location has shipping access to Lake Michigan and is surrounded by good highway systems and railroad networks. The Riverdale facility produces hot-rolled strip for strip converter and service center applications, and obtains supplies of hot metal for its basic oxygen furnaces from the Burns Harbor or Indiana Harbor locations. Riverdale’s principal facilities consist of basic oxygen furnaces, ladle metallurgy facilities and a continuous slab caster that uses a compact strip process. Riverdale produced 0.6 million tonnes of crude steel in 2012.

The Weirton facility is a significant producer of tin mill products. Columbus produces hot dip galvanized sheet for the automotive market.

Coatesville’s facilities consist of an electric arc furnace, a vacuum degasser, slab caster, and one plate mill capable of producing a wide range of carbon and discreet plate products for use in infrastructure, chemical process, and shipbuilding applications. Conshohocken and Gary’s principal facilities are plate mills and associated heat treat facilities. These locations use slabs principally from Coatesville and Burns Harbor, respectively. Coatesville produced 0.6 million tonnes of crude steel in 2012.

ArcelorMittal USA, through various subsidiaries, owns interests in joint arrangements, including (1) ArcelorMittal Tek, (60% interest), a cold-rolling mill on 200 acres of land (which it wholly owns) near New Carlisle, Indiana with a 1.7 million tonne annual production capacity; (2) ArcelorMittal Kote (50% interest), a steel galvanizing facility on 25 acres of land located adjacent to the ArcelorMittal Tek site, which it wholly owns and which has a one million tonne annual production capacity; (3) Double G Coatings (50% interest), a coating line producing galvanized and Galvalume near Jackson, Mississippi with a 270,000 tonne annual production capability, (4) PCI Associates, (50% interest) a pulverized coal injection facility located within Indiana Harbor West; and (5) Hibbing Taconite Company, which is described under “Mining” below. ArcelorMittal USA also owns several short-line railroads that transport materials among its facilities, as well as raw material assets (including iron ore). It also has research and development facilities in East Chicago , Indiana.

ArcelorMittal USA has two-stand alone coke plants, in addition to Burns Harbor’s coke plant, that supply coke to its production facilities. The coke battery in Warren is able to supply about 40% of the Cleveland facilities’ capacity coke needs. Warren is located in northeastern Ohio, and has good rail, river and highway transportation access plus access to coal fields in the Appalachian region as well as to steel mills from Pennsylvania to Indiana. ArcelorMittal Monessen Coke Plant in Monessen, Pennsylvania has an annual production capacity of 320,000 metric tonnes of metallurgical coke, which has been temporarily idled since May 2009.

ArcelorMittal Tubarão

ArcelorMittal Tubarão (“AMT”), a wholly-owned subsidiary of ArcelorMittal Brasil, has two major production facilities: the Tubarão integrated steel making facility, located in Espírito Santo state, Brazil and the Vega finishing complex, located at São Francisco do Sul, in Santa Catarina state, Brazil. The Tubarão integrated steel mill produces merchant slabs, and hot-rolled coils while ArcelorMittal Vega produces cold-rolled coil and galvanized steel, to be used primarily by the automotive industry and, to a lesser degree, for household appliances, construction, pipe and coil formed shapes industries.

The Tubarão complex is strategically located and has infrastructure that includes a well-equipped road and railway system, as well as a port complex and the Praia Mole Marine Terminal. The Vega facility uses the port of São Francisco do Sul to receive hot-rolled coil, its main raw material, from Tubarão. AMT’s plant covers an area of approximately 13.7 square kilometers.

AMT’s steel-making complex is composed of a coke plant consisting of three batteries, the Sol coke plant, consisting of four batteries (heat recovery process), a sinter plant, three blast furnaces, a steel-making shop consisting of three basic oxygen furnace converters, three continuous slab casters and a hot strip mill. The Vega finishing complex consists of a modern, state-of-the-art cold mill and two hot dip galvanizing lines. AMT produced 4.4 million tonnes of crude steel in 2012.

ArcelorMittal Lázaro Cárdenas

ArcelorMittal Lázaro Cárdenas (“AMLC”) is the largest steel producer in Mexico. AMLC operates a pelletizer plant, two direct reduced iron plants, electric arc furnace-based steel-making plants and continuous casting facilities. AMLC has advanced secondary metallurgical capabilities, including ladle furnaces refining, vacuum degassing and Ruhrstahl-Heraeus (RH) processes with calcium and aluminum injections, permitting the production of higher quality slabs that are used in specialized steel applications in the automotive, line pipe manufacturing, shipbuilding and appliance industries. AMLC utilizes direct reduced iron as its primary metallic input for virtually all of its production.

AMLC’s production facilities are located on approximately 4.4 square kilometers adjacent to a major deep-water port in Lázaro Cárdenas in Michoacán State, México, through which most of its slabs are shipped for export and its raw materials are received.

AMLC’s principal product is slab for the merchant market. AMLC’s product line mainly caters to the high-end applications of its customers, including heat-treatment grades for plate manufacturing, oil country tubular goods and high chromium grade for oil exploration applications and for the gas transportation industry. AMLC has the capability to produce a wide range of steel grades from ultra low carbon-IF to microalloyed, medium and high carbon. In 2012, AMLC produced 2.1 million tonnes of crude steel.

ArcelorMittal Dofasco

ArcelorMittal Dofasco Inc. (“Dofasco”) is a leading North American steel solution provider and Canada’s largest manufacturer of flat rolled steels. Its products include hot-rolled, cold rolled, galvanized and tinplate as well as tubular products and laser-welded blanks. Dofasco supplies these products to the automotive, construction, packaging, manufacturing, pipe and tube and steel distribution markets. Dofasco’s Hamilton plant covers an area of approximately 3.1 square kilometers.

Steel-making facilities are located at Dofasco’s Hamilton, Ontario plant. Products produced by Dofasco and its joint ventures and subsidiaries include: hot- and cold- rolled steels; galvanized, ExtragalTM and GalvalumeTM steel; prepainted steel; tinplate and chromium-coated steels in coils, cut lengths and strips; welded pipe and tubular steels; laser welded steel blanks.

Dofasco’s steel-making plant in Hamilton, Ontario is adjacent to water, rail and highway transportation. The plant has two raw material handling bridges, ore and coal docks, storage yards and handling equipment, three coke plants comprising six batteries, three blast furnaces, one basic oxygen steel-making plant, one twin shell electric arc furnace, two ladle metallurgy stations associated with steel-making, one two–strand slab caster and a single-strand slab caster, a hot strip rolling mill, slitting facilities for hot-rolled steel, two cold rolling mill complexes each consisting of a coupled pickling line and tandem cold rolling mill, one continuous stand-alone pickle line, coiling, slitting, rewind and inspection equipment related to the cold mills, three temper mills, one continuous annealing line, 84 conventional and 40 high hydrogen bases for batch annealing, five continuous galvanizing lines, one of which is capable of producing Galvalume™ steel and another of which is capable of producing Extragal™ steel, one continuous electrolytic tinning and chromium coating line and a tinplate packaging line and two tube mills. Dofasco produced 3.7 million tonnes of crude steel in 2012.

Flat Carbon Europe

ArcelorMittal’s Flat Carbon Europe segment has production facilities in Western and Eastern Europe, including Germany, Belgium, France, Spain, Italy, Luxembourg, Romania, Poland, Macedonia, Estonia and the Czech Republic. The following two tables provide an overview by type of facility of ArcelorMittal’s principal production locations and production units in the Flat Carbon Europe segment:

Production Locations-Flat Carbon Europe

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Bremen	Germany	Bremen, Bottrop	Integrated	Flat
ArcelorMittal Eisenhüttenstadt	Germany	Eisenhüttenstadt	Integrated	Flat
ArcelorMittal Belgium	Belgium	Ghent, Geel, Genk, Huy, Liège	Integrated and Downstream	Flat
ArcelorMittal Atlantique et Lorraine	France	Dunkirk, Mardyck, Montataire, Desvres, Florange, Mouzon, Basse- Indre	Integrated and Downstream	Flat
ArcelorMittal Méditerranée	France	Fos-sur-Mer, Saint-Chély	Integrated and Downstream	Flat
ArcelorMittal Galati	Romania	Galati	Integrated	Flat, Long, Pipes and Tubes
ArcelorMittal España	Spain	Avilés, Gijón, Etxebarri	Integrated and Downstream	Flat, Long
ArcelorMittal Poland	Poland	Krakow, Swietochlowice, Dabrowa Gornicza, Chorzów, Sosnowiec, Zdzieszowice	Integrated and Downstream	Flat
ArcelorMittal Sestao	Spain	Bilbao	Mini-mill	Flat
ArcelorMittal Sagunto	Spain	Sagunto	Downstream	Flat
ArcelorMittal Piombino	Italy	Avellino, Piombino	Downstream	Flat
ArcelorMittal Dudelange	Luxembourg	Dudelange	Downstream	Flat
ArcelorMittal Frydek – Mistek	Czech Republic	Ostrava	Downstream	Flat
ArcelorMittal Skopje	Macedonia	Skopje	Downstream	Flat
ArcelorMittal Tallinn	Estonia	Tallinn	Downstream	Flat
Industeel	France,Belgium	Charleroi, Le Creusot, Chateauneuf, Saint-Chamond, Seraing	Mini-mill and Downstream	Flat

	Production Facilities-Flat Carbon Europe

	Facility	Number of Facilities	Capacity (in million tonnes per year)[1]	Production in 2012 (in million tonnes)[2]
	Coke Plant	24	14.9	12.2
	Sinter Plant	15	55.8	33.3
	Blast Furnace	23	41.7	26.2
	Basic Oxygen Furnace	24	40.5	28.3
	Electric Arc Furnace	5	2.7	0.8
	Continuous Caster – Slabs	20	42.1	26.6
	Hot Rolling Mill	11	39.9	24.2
	Pickling Line	25	21.3	8.5
	Tandem Mill	20	22.9	13.0
	Annealing Line (continuous / batch)	24	10.4	5.1
	Skin Pass Mill	17	10.4	4.3
	Plate Mill	6	4.0	1.4
	Continuous Bloom / Billet Caster	3	3.5	1.8
	Hot Dip Galvanizing Line	34	13.2	8.8
	Electro Galvanizing Line	9	2.1	1.1
	Tinplate Mill	9	2.0	1.2
	Color Coating Line	17	2.5	1.4

1

Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.

2

Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

ArcelorMittal Bremen

ArcelorMittal Bremen is situated on the bank of the River Weser north of Bremen, Germany, and covers an area of approximately seven square kilometers. ArcelorMittal Bremen is a fully integrated and highly automated plant, with 3.4 million tonnes of crude steel annual production capacity. ArcelorMittal Bremen produced 3.3 million tonnes of crude steel in 2012.

ArcelorMittal Bremen has primary and finishing facilities and contains one sinter plant, two blast furnaces, one steel shop with two basic oxygen converters, one vacuum degassing line, one continuous slab caster and one hot strip mill for the primary facility. As a result of the acquisition of the Prosper coke plant from RAG AG, a German coal producer, on June 1, 2011, ArcelorMittal Bremen now also has a coke making facility of 2.0 million tonnes located in Bottrop. The finishing plant has one pickling line coupled to a four-stand tandem mill, a batch annealing and temper mill, and three hot dip galvanizing lines, one of which is located in Tallinn and has been idled on a long-term basis since November 2012. ArcelorMittal Bremen produces and sells a wide range of products, including slab, hot-rolled, pickled, cold-rolled and hot dip galvanized rolls to the automotive and primary transformation sectors.

ArcelorMittal Atlantique et Lorraine

ArcelorMittal Atlantique

ArcelorMittal Atlantique is part of ArcelorMittal Atlantique et Lorraine, which is wholly-owned by ArcelorMittal France. It has four plants in the north of France, located in Dunkirk, Mardyck, Montataire and Desvres. The Dunkirk, Mardyck, Desvres and Montataire plants cover an area of approximately 4.6 square kilometers, 2.6 square kilometers, 0.1 square kilometers and 0.7 square kilometers, respectively. ArcelorMittal Atlantique has an annual production capacity of 6.7 million tonnes of crude steel. In 2012, ArcelorMittal Atlantique produced 6.1 million tonnes of crude steel. The Dunkirk plant has a coke plant, two sinter plants, three blast furnaces, a steel plant with three basic oxygen converters, one ladle treatment, two RH vacuum degassers, three continuous casters for slabs and one hot strip mill. The remaining three plants serve as finishing facilities. Mardyck has a high-capacity coupled pickling-rolling line, a push-pull pickling line, and two hot dip galvanizing lines, while Montataire has three hot dip galvanizing lines, one organic coating line and one laminated composite line. Desvres has one hot dip galvanizing line.

ArcelorMittal Atlantique produces and markets a large range of products, including slabs, hot-rolled, pickled, galvanized, color-coated coils and composite products. ArcelorMittal Atlantique’s products are sold principally in the regional market in France and Western Europe, particularly in the automotive market.

ArcelorMittal Lorraine

On October 1, 2012, ArcelorMittal Atlantique and Lorraine announced the intention to launch a project to close the liquid phase of the Florange plant in France, and concentrate efforts and investment on the high-quality finishing operations in Florange which employs more than 2,000 employees. The Company had accepted the French government’s request for the government to find a buyer for the liquid phase within 60 days of October 1, 2012. After this period, ArcelorMittal and the French government reached an agreement which resulted in idling of the liquid phase without any dismantling for six years. The Company also expressed its commitment to the French government that it would invest €180 million in the Florange site over the next five years, maintain the packaging activity in Florange for at least five years, reorganize the activity of Florange site only by voluntary social measures for workers and launch an R&D program to continue to develop the blast furnace top gas recycling technology.

The sites of Florange and Mouzon comprise the Lorraine facilities of ArcelorMittal Atlantique et Lorraine. The Florange site has a total annual production capacity of 2.6 million tonnes of hot-rolled coils, which supply the finishing cold facilities and the coating lines of Mouzon and Dudelange, as well as the tinplate cold facilities for certain packaging facilities. Mouzon specializes in finishing hot dip coating operations and is fully integrated in the “Lorraine Cluster” of flat carbon steel plants.

The Florange site has primary and finishing facilities that are located mainly along the Fensch River in Lorraine. It covers an area of approximately 6.2 square kilometers and contains a coke plant, two sinter plants, two blast furnaces, a steel-making division with two bottom blowing basic oxygen converters, a ladle furnace and tank degasser facilities, one continuous slab caster and a hot strip mill for the primary portion. The liquid phase of Florange has been idled since October 2011. Florange is being supplied with slabs from Dunkirk. The finishing plant of Florange has a high-capacity coupled pickling-rolling line, picking and tandem mill for packaging, two continuous annealing lines, a batch annealing and two temper mills, two tinplate mills, as well as three coating lines dedicated to the automotive market—a hot dip galvanizing line, an electro galvanizing line and an organic coating line. The Mouzon site covers an area of approximately 0.9 square kilometers and has two hot dip galvanizing lines for the production of zinc-aluminum silicium coated products.

The sites of Florange and Mouzon produce and deliver a range of flat steel high-value finished products to customers, including cold-rolled, hot dip galvanized, electro-galvanized, aluminized and organic-coated material, tinplate, draw wall ironed tinplate (DWI). Certain of its products are designed for the automotive market, such as Extragal, Galfan, Usibor (hot dip), Bonazinc (organic-coated), while others are designed for the appliances market, such as Solfer (cold-rolled) for enameling applications or High Gloss (organic-coated). Approximately 91% of the sites’ total production supplies the French and European Union markets.

ArcelorMittal Eisenhüttenstadt GmbH

ArcelorMittal Eisenhüttenstadt is situated on the Oder River near the German-Polish border, 110 kilometers southeast of Berlin, and covers an area of approximately 8.8 square kilometers. ArcelorMittal Eisenhüttenstadt is a fully integrated and highly-automated plant with two blast furnaces, one sinter plant, two basic oxygen converters, two continuous casters (slab and bloom), a hot strip mill with a coil box and a cold rolling mill with capacities for the production of cold-rolled coils, hot dip galvanizing and organic coating products and facilities for cutting and slitting. A small blast furnace with approximately 0.5 million tonnes of capacity has been temporarily idled since November 2011 due to weak market demand.

In 2012, ArcelorMittal Eisenhüttenstadt produced 1.7 million tonnes of crude steel. Its annual production capacity is 2.4 million tonnes of crude steel. ArcelorMittal Eisenhüttenstadt produces and sells a wide range of products, including hot-rolled, cold-rolled, electrical and hot dip galvanized and organic-coated rolls to automotive, distribution, metal processing, construction and appliances industry customers in Germany, Central and Eastern Europe.

ArcelorMittal España

ArcelorMittal España consists of two facilities, Avilés and Gijón, which are interconnected by ArcelorMittal España’s own railway system and cover an area of approximately 15.1 square kilometers. The two facilities operate as a single integrated steel plant comprising coking facilities, sinter plants, blast furnaces, steel plants, hot-rolling mills and cold roll plants. The product range of ArcelorMittal España includes rail, wire rod, heavy plates and hot-rolled coil, as well as more highly processed products such as galvanized sheet, tinplate and organic-coated sheet. In 2012, ArcelorMittal España produced 2.9 million tonnes of crude steel.

The facilities are also connected by rail to the two main ports in the region, Avilés and Gijón. Raw materials are received at the port of Gijón, where they are unloaded at ArcelorMittal España’s own dry-bulk terminal, which is linked to the steel-making facilities by conveyor belt. A variety of products are shipped through the Avilés port facilities, both to other units of the ArcelorMittal group and to ArcelorMittal España’s customers.

ArcelorMittal España is connected to the other ArcelorMittal facilities in Spain by the wide-gauge and narrow-gauge rail networks. Shuttle trains link the ArcelorMittal España facilities directly to the ArcelorMittal Sagunto plant, which it supplies with hot-rolled coils for subsequent processing into cold-rolled, galvanized and electrogalvanized sheet.

ArcelorMittal España operates two coking plants, two sinter plants, two blast furnaces and two steel plants—one in Avilés for flats products, with two continuous casters slab, and another one in Gijón for long products, with two casters for blooms and billets, a hot strip mill, a heavy plate mill, a wire rod mill and a rail mill. The cold-rolled plants include one pickling line, two five-stands cold tandem mills, annealing facilities for tinplate, tinning lines, two galvanizing lines and one organic coating line. ArcelorMittal España includes coating facilities in Lesaka and Legasa and also packaging facilities in Avilés and Etxebarri.

ArcelorMittal Méditerranée

ArcelorMittal Méditerranée operates a flat carbon steel plant in Fos-sur-Mer. It also operates a finishing facility for electrical steel located in Saint-Chély, 300 kilometers northwest of Fos-sur-Mer. The Fos-sur-Mer plant is located 50 kilometers west of Marseille on the Mediterranean Sea and covers an area of approximately 15 square kilometers. ArcelorMittal Méditerranée’s principal equipment consists of one coke oven plant, one sinter plant, two blast furnaces, two basic oxygen converters, two continuous slab casters, one hot strip mill, one pickling line, one cold rolling mill and two continuous annealing lines located at Saint-Chély. A deep water private wharf, situated at one end of the plant, is equipped with two unloader cranes to unload raw materials (iron ore, pellets and coal) and send them to the stock yard. ArcelorMittal Méditerranée produced 3.5 million tonnes of crude steel in 2012.

ArcelorMittal Méditerranée’s products include coils to be made into wheels, pipes for energy transport and coils for finishing facilities for exposed and non-exposed parts of car bodies, as well as the construction, home appliance, packaging, pipe and tube, engine and office material industries. The Saint-Chély plant produces electrical steel (with up to 3.2 % silicon content), mainly for electrical motors. About 60% of its products are shipped from a private wharf, in part through a shuttle system. 30% of its products are shipped by rail, with the remaining amount transported by truck.

ArcelorMittal Belgium

ArcelorMittal Gent

ArcelorMittal Gent, Geel, Genk and Liège are part of ArcelorMittal Belgium. ArcelorMittal Gent is a fully integrated coastal steelworks which is located along the Ghent-Terneuzen canal, approximately 17 kilometers from the Terneuzen sea lock, which links the works directly with the North Sea. The canal is of the Panamax type and can accommodate ships of up to 65,000 tonnes. The ArcelorMittal Gent plant covers an area of approximately 8.2 square kilometers. ArcelorMittal Gent has an annual production capacity of 4.7 million tonnes of crude steel. In 2012, ArcelorMittal Gent produced 4.6 million tonnes of crude steel. ArcelorMittal Geel and ArcelorMittal Genk plants contain an organic coating line and an electrolytic galvanizing line, respectively. The Genk facility covers an area of 0.2 square kilometers.

ArcelorMittal Gent, Geel and Genk’s principal equipment consists of one coke oven plant, two sinter plants, two blast furnaces, two basic oxygen converters, two RH vacuum degassers, two continuous slab casters, one hot strip mill, one high capacity couples pickling and rolling mill line, two coupled pickling and rolling mills, one pickling line for pickled and oiled products, batch annealing furnaces, one continuous annealing line, two temper rolling mills, three inspection lines, three hot dip galvanizing lines, one electrozinc coating line and two organic coating lines.

ArcelorMittal Gent produces flat steel products with high-added value. A significant part of the production is coated, either by hot dip galvanizing, electrolytic galvanizing or organic coating. ArcelorMittal Gent’s products are mainly used in the automotive industry and in household appliances, tubes, containers, radiators and construction.

ArcelorMittal Liège

The primary facilities of ArcelorMittal Liège upstream are located in two main plants along the Meuse River: the Seraing-Ougrée plant, which includes a coke plant, a sinter plant and two blast furnaces and the Chertal plant, which includes a steel shop with three basic oxygen converters, a ladle metallurgy with RH vacuum treatment, two continuous caster machines (a double strand and a single strand) and a hot strip mill.

On October 14, 2011, the Company announced its intention to close the primary ArcelorMittal Liège upstream facilities, which had been idled since August 2011.

In October 2012, the Company confirmed its final decision to close two blast furnaces, a sinter plant, steel shop and continuous casters in Liege, Belgium following a 12-month consultation process.

The finishing facilities of ArcelorMittal Liège located south of Liège consist of a coupled pickling rolling mill line and a pickling line and a five-stand tandem mill (located in Tilleur), batch annealing furnaces and two continuous annealing lines (located in Jemeppe and Tilleur), four hot dip galvanizing lines (one of which is a combiline with organic coating) and two organic coating lines (located in the Flemalle/Ramet area) as well as three electrogalvanizing lines (located in Marchin).

On January 24, 2013, ArcelorMittal Liège informed its local works council of its intention to permanently close a number of additional assets due to further weakening of the European economy and the resulting low demand for its products. Specifically, ArcelorMittal Liège has proposed to close (i) the hot strip mill in Chertal, (ii) one of the two cold rolling flows in Tilleur, (iii) galvanization lines 4 and 5 in Flemalle and (iv) electrogalvanizing lines HP3 and 4 in Marchin. The Company has also proposed to permanently close the ArcelorMittal Liège coke plant, which is no longer viable due to the excess supply of coke in Europe.

ArcelorMittal Piombino

ArcelorMittal Piombino’s production facilities and headquarters are located in Piombino, Italy. It also has a production division in San Mango sul Calore in Avellino, Italy. ArcelorMittal Piombino manufactures galvanized and organic-coated steel products. It operates one pickling line, a full continuous four-stand tandem mill, two hot dip galvanizing lines and three organic coating lines, one of which is located in Avellino. ArcelorMittal Piombino’s products are sold to European customers, primarily in the distribution, appliance and construction industries.

ArcelorMittal Dudelange

The Dudelange site is located in Luxembourg, 25 kilometers north of Florange, and contains a cold-rolled products plant. Dudelange operates two hot dip-coating lines, producing Alussi and Aluzinc, and two electro galvanizing lines for appliances and industries.

ArcelorMittal Sagunto

ArcelorMittal Sagunto is a flat steel finishing products plant located in eastern Spain. ArcelorMittal Sagunto has a maximum annual production capacity of 1.8 million tonnes of cold and coated steel. The facilities comprise a pickling line, a regeneration plant for HCl, a full continuous five stands tandem mill, H2 and HNX batch annealing, a temper mill, an electro galvanizing line, a hot dip galvanizing line, a power station and a waste treatment plant. ArcelorMittal Sagunto covers an area of 0.3 square kilometers.

ArcelorMittal Sestao

ArcelorMittal Sestao is located inside the port of Bilbao on a 0.5 square kilometer property. Most of its raw materials arrive through a port owned by ArcelorMittal that is situated adjacent to the melt shop. ArcelorMittal Sestao’s principal equipment consists of two electric arc furnaces (one of which has been temporarily idled since October 2011 due to weak market demand), two continuous slab casters, one hot rolling mill and one pickling line. ArcelorMittal Sestao produced 0.4 million tonnes of crude steel in 2012, as the plant was idled during the first half of the year due to market conditions.

ArcelorMittal Sestao is a major supplier of hot-rolled, pickled and oiled coils to the Spanish market. Its range of production includes cold forming and drawing steels, structural steels, cold for re-rolling, direct galvanization, dual phase, weather resistance and floor plates. The compact steel production equipment, including a seven-stand hot rolling mill, enables ArcelorMittal Sestao to supply low thickness hot-rolled coil down to 1.0 millimeter. Sales outside Spain represent approximately 24% of total shipments, most of them in Western Europe.

Industeel Belgium and Industeel France

Industeel’s facilities consist of six plants: Industeel Belgium (“IB”), located in Charleroi, Belgium; Industeel Creusot (“IC”) in Le Creusot, France; Industeel Loire (“IL”) in Chateauneuf, France; Euroform in Saint-Chamond, France; ArcelorMittal Ringmill in Seraing, Belgium; Industeel Dunkerque in Dunkirk, France. Industeel also owns an R&D center in Le Creusot, France.

IB, IC and IL are heavy plate mills. Each plant is fully-integrated, including melt shop and finishing facilities. IB and IC are designed to produce special steel plates, ranging from five to 150 millimeters in thickness, including stainless steel products, while IL is dedicated to extra heavy gauge products, ranging from 120 to 900 millimeters in thickness, in alloyed carbon steel. Euroform operates hot forming facilities, mainly to transform extra heavy gauge products received from IL. The R&D center is fully dedicated to special plate products development. ArcelorMittal Ringmill produces rings on a circular rolling mill.

Industeel’s principal facilities consist of three electric arc furnaces, two ingot casting, one continuous caster, three hot rolling mills, one circular rolling mill and heat treating and finishing lines. Industeel’s plants in Belgium cover an area of approximately 0.4 square kilometers, and its plants in France cover an area of approximately 0.7 square kilometers.

Industeel provides products for special steel niche markets, both in the form of alloyed carbon grades and in stainless steel. It mainly focuses on applications where tailor-made or added-value plates are needed. Industeel’s steel shipments reached 0.3 million tonnes in 2012, including 0.04 million tonnes of semi-finished products.

Industeel’s main product segments are stainless steel, pressure vessels steel, wear-resistant steel, cryogenics steel, mold steel, high-strength steel, jack-up rig elements, protection steel, clad plates, tool steel for oil and gas, chemistry and petrochemistry, assembly industries, process industries and construction inside and outside of Europe. The ringmill products are predominantly used in the wind turbine market.

ArcelorMittal Poland

ArcelorMittal Poland is the largest steel producer in Poland, with an annual production capacity of approximately 8.0 million tonnes of crude steel. The major operations of ArcelorMittal Poland are based in Dabrowa Gornicza, Krakow, Sosnowiec,

Świętochłowice, Chorzów and Zdzieszowice in Poland. AMP’s Zdzieszowice Coke Plant produces and supplies coke to ArcelorMittal subsidiaries and third parties. ArcelorMittal Poland’s Dabrowa Gornicza, Krakow, Sosnowiec, Swietochlowice, Chorzów and Zdzieszowice production plants cover areas of 13.3, 15.4, 0.5, 0.8, 0.1 and 2.1 square kilometers, respectively. ArcelorMittal Poland also has interests in a number of companies.

ArcelorMittal Poland produces coke and a wide range of steel products, including both long products and flat products. Its product range includes slabs, billets, blooms, sections, rails, hot-rolled sheets and strips, cold rolled sheets and strips, galvanized sheets, wire-rods, and coated sheets and coils. Products are mainly sold in the domestic Polish market, while the remainder is exported, primarily to customers located in other EU member states. ArcelorMittal Poland’s principal customers are in the construction, engineering, transport, mining and automotive industries.

ArcelorMittal Poland’s principal equipment consists of nine coke oven batteries, one sinter plant in Dabrowa Gornicza and one in Krakow which has been temporary idled since July 2012, four blast furnaces (three of which are operational), six basic oxygen converters, two continuous casters for blooms and billets, two continuous casters for slabs, one billets rolling mill, one hot rolling mill, one cold rolling mill, five section mills, four of which are operational, two galvanizing lines, two color coating lines, one wire rod mill, one cold rolling mill for narrow strips. The heavy plate mill in Batory was sold in May 2012 to HW Pietrzak. ArcelorMittal Poland produced 4.2 million tonnes of crude steel in 2012.

ArcelorMittal Galati

ArcelorMittal Galati’s principal facilities include two sintering plants, four blast furnaces (two of which are operational), three basic oxygen converters, three continuous slab casters, two heavy plate mills, one hot strip mill, one cold rolling mill and one hot dip galvanizing line. ArcelorMittal Galati’s plant covers an area of approximately 15.9 square kilometers.

In 2012, crude steel production of ArcelorMittal Galati was 1.7 million tonnes which are sold as plates, hot-rolled coil, cold rolled coil and galvanized products for the Romanian, Turkish, Balkan and European markets.

The purchase agreement for the facility between Mittal Steel Holdings AG (predecessor of ArcelorMittal Holdings AG) and the Romanian privatization body provided for certain capital expenditures to be made by ArcelorMittal Holdings AG. Following the completion in 2011 of a $351 million capital expenditure program as provided under the terms of the purchase agreement for the facility, the major shareholder of ArcelorMittal Galati believes that it has no additional capital expenditure commitment. The original capital expenditure commitment was secured by a pledge of a portion of ArcelorMittal Galati shares. These shares remain pledged pending resolution of an ongoing arbitration with the Authority for State Assets Valuation regarding the capital expenditure commitment.

ArcelorMittal Ostrava

ArcelorMittal Ostrava produces both flat and long carbon products. The facility is described under “—Long Carbon Americas and Europe—Long Carbon Europe—ArcelorMittal Ostrava”.

ArcelorMittal Annaba

ArcelorMittal Annaba produces both flat and long carbon products. Its flat products business is included in ArcelorMittal’s Flat Carbon Europe segment, while its long products business is included in ArcelorMittal’s Long Carbon Americas and Europe segment. It is described under “—Long Carbon Americas and Europe—Long Carbon Europe—ArcelorMittal Annaba”.

Long Carbon Americas and Europe

ArcelorMittal’s Long Carbon Americas and Europe segment has production facilities in North and South America and Europe, including the United States, Canada, Brazil, Argentina, Costa Rica, Mexico, Trinidad, Spain, Germany, France, Luxembourg, Poland, Romania, Morocco, Algeria, Bosnia and Herzegovina and the Czech Republic. The following two tables provide an overview by type of facility of ArcelorMittal’s principal production locations and production units in the Long Carbon segment:

Production Locations-Long Carbon Americas and Europe

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Ostrava	Czech Republic	Ostrava	Integrated	Flat, Long / Sections, Wire Rod. Pipes and Tubes
ArcelorMittal Poland	Poland	Dabrowa Gornicza, Sosnowiec, Chorzow	Integrated and Downstream	Flat, Long / Sections, Wire Rod, Sheet Piles, Rails
ArcelorMittal Annaba	Algeria	Annaba	Integrated	Flat, Long / Wire Rod, Rebars, Flat/Hot-Rolled Coils, Galvanized Coils, Cold Rolled Coils, Tubes / Seamless Pipes
ArcelorMittal Belval & Differdange	Luxembourg	Esch-Belval, Differdange	Mini-mill	Long / Sections, Sheet Piles
ArcelorMittal Rodange & Schifflange	Luxembourg	Esch Schifflange, Rodange	Mini-mill	Long / Sections, Rails, Rebars, Bars & Special Sections
ArcelorMittal España	Spain	Gijón	Downstream	Long / Rails, Wire Rod
ArcelorMittal Gipuzkoa	Spain	Olaberría, Bergara and Zumárraga	Mini-mill	Long / Sections, Wire Rod, Bars
ArcelorMittal Zaragoza	Spain	Zaragoza	Mini-mill	Long / Light Bars and Angles
ArcelorMittal Gandrange	France	Gandrange	Downstream	Long / Wire Rod, Bars
ArcelorMittal Warszawa	Poland	Warsaw	Mini-mill	Long / Bars
ArcelorMittal Hamburg	Germany	Hamburg	Mini-mill	Long / Wire Rods
ArcelorMittal Duisburg	Germany	Ruhrort, Hochfeld	Integrated	Long / Billets, Wire Rod
ArcelorMittal Hunedoara	Romania	Hunedoara	Mini-mill	Long / Sections
Société Nationale de Sidérurgie (Sonasid)	Morocco	Nador, Jorf Lasfar	Mini-mill	Long / Wire Rod, Bars, Rebars in Coils
ArcelorMittal Zenica	Bosnia and Herzegovina	Zenica	Mini-mill / Integrated	Long / Wire Rod, Bars
ArcelorMittal Montreal	Canada	Contrecoeur East, West	Mini-mill	Long / Wire Rod, Bars, Slabs
ArcelorMittal USA	USA	Steelton, PA	Mini-mill	Long / Rail
ArcelorMittal USA	USA	Georgetown, SC	Mini-mill	Long / Wire Rod
ArcelorMittal USA	USA	Indiana Harbor Bar, IN	Mini-mill	Long / Bar
ArcelorMittal USA	USA	Vinton, TX	Mini-mill	Long / Rebar
ArcelorMittal USA	USA	LaPlace, LA	Mini-mill	Long / Sections
ArcelorMittal USA	USA	Harriman, TN	Downstream	Long / Sections
ArcelorMittal Point Lisas	Trinidad	Point Lisas	Mini-mill	Long / Wire Rod
ArcelorMittal Brasil	Brazil	João Monlevade	Integrated	Long / Wire Rod
Acindar	Argentina	Villa Constitucion	Mini-mill	Long / Wire Rod, Bar
ArcelorMittal Brasil	Brazil	Juiz de Fora, Piracicaba, Cariacica	Mini-mill	Long / Bar, Wire Rod
ArcelorMittal Costa Rica	Costa Rica	Costa Rica	Downstream	Long / Wire Rod
ArcelorMittal Las Truchas	Mexico	Lázaro Cárdenas, Celaya	Integrated, and Downstream	Long / Bar, Wire Rod
ArcelorMittal Tubular Products	Romania, Czech Republic, Poland, South Africa, Kazakhstan, Canada, USA, Mexico, Algeria, France, Venezuela	Galati, Roman, Iasi, Ostrava, Karvina, Krakow, Vereeniging, Aktau, Temirtau, Brampton, Woodstock, Hamilton, Shelby, Marion, Monterrey, Annaba, Hautmont, Vitry, Barquisimeto, Matanzas, La Victoria	Downstream	Pipes and Tubes

	Production Facilities-Long Carbon Americas and Europe

	Facility	Number of Facilities	Capacity (in million tonnes per year)[1]	Production in 2012 (in million tonnes)[2]
	Coke Plant	5	2.4	1.9
	Sinter Plant	6	10.5	6.4
	Blast Furnace	11	9.4	5.8
	Basic Oxygen Furnace (including Tandem Furnace)	14	12.9	7.0
	DRI Plant	7	6.8	4.1
	Electric Arc Furnace	30	22.9	14.5
	Continuous Caster—Slabs	4	3.1	1.1
	Hot Rolling Mill	2	3.2	0.6
	Pickling Line	3	1.1	0.3
	Tandem Mill	3	1.1	0.3
	Annealing Line	9	0.9	0.3
	Skin Pass Mill	2	0.7	0.1
	Continuous Caster—Bloom / Billet	40	30.6	20.1
	Breakdown Mill (Blooming / Slabbing Mill)	1	0.7	0.3
	Billet Rolling Mill	2	1.1	0.6
	Section Mill	19	10.0	5.9
	Bar Mill	26	9.8	5.6
	Wire Rod Mill	18	11.6	7.6
	Hot Dip Galvanizing Line	6	0.2	0.1
	Electro Galvanizing Line	2	0.1	0.0
	Seamless Pipes	8	0.9	0.5
	Welded Pipes	64	3.1	1.1

1

Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.

2

Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production  numbers does not equal the quantity of sellable finished steel products.

ArcelorMittal Brasil

ArcelorMittal Brasil (together with its subsidiaries, including Laminadora Costarricense and Trefileria Colima in Costa Rica) is the second largest long-rolled steel producer and the largest wire steel producer in Latin America in terms of both capacity and sales. ArcelorMittal Brasil’s steel production facilities include one integrated plant (the João Monlevade plant in Brazil), three mini-mills

(the Juiz de Fora, Piracicaba and Cariacica plants—Brazil), one rerolling plant (Itaúna), nine wire plants and three plants that produce transformed steel products. In addition, ArcelorMittal Brasil, through its subsidiary ArcelorMittal Bioflorestas, produces charcoal from eucalyptus forestry operations that is used to fuel its furnaces in Juiz de Fora and or to exchange for pig iron with local producers, and through the jointly controlled entity Guilman Amorin, produces energy used to supply the João Monlevade plant. ArcelorMittal Brasil covers an area of approximately 1.322 square kilometers, including production plants and forested areas in Brazil.

ArcelorMittal Brasil’s current crude steel production capacity is 3.8 million tonnes. In 2012, it produced 3.4 million tonnes of crude steel and a total of 3.3 million tonnes of rolled products, of which 0.6 million tonnes were processed to manufacture wire products.

ArcelorMittal Brasil’s long-rolled products are principally directed at the civil construction and industrial manufacturing sectors. Long-rolled products used in the construction sector consist primarily of merchant bars and rebars for concrete reinforcement. Long-rolled products for the industrial manufacturing sector consist principally of bars and wire rods. A portion of the wire rods produced is further used by ArcelorMittal Brasil to produce wire products such as barbed and fence wire, welding wire, fasteners and steel cords. In addition, ArcelorMittal Brasil uses wire rods (mostly low carbon wire rods) to manufacture transformed steel products that are sold to construction companies, as well as drawn bars for the automotive industry.

ArcelorMittal Brasil’s wire steel products are value-added products with higher margins and are manufactured by the cold drawing of low- and high-carbon wire rods into various shapes and sizes. ArcelorMittal Brasil’s subsidiary BBA—Belgo Bekaert Arames Ltda. and the wire steel division of Acindar manufacture wire products that are consumed mainly by agricultural and industrial end-users and are sold at retail stores. These wire steel products include barbed and fence wire, welding wire and fasteners. Wire products produced by ArcelorMittal Brasil’s subsidiary BMB—Belgo-Mineira Bekaert Artefatos de Arame Ltda. consist of steel cords that are consumed by the tire industry and hose wire that is used to reinforce hoses.

ArcelorMittal Brasil’s transformed steel products are produced mainly by the cold drawing of low-carbon wire rods. ArcelorMittal Brasil’s transformed steel products for the civil sector include welded mesh, trusses, pre-stressed wire, annealed wire and nails. ArcelorMittal Brasil also processes wire rods to produce drawn bars at its Sabará facility.

Acindar Industria Argentina de Aceros S.A.

ArcelorMittal Acindar is the largest long steel maker in Argentina. The main facilities are located in Villa Constitution, in the Santa Fe Province and it has three rerolling plants (Navarro, Bonelli and Fenicsa plants). Facilities in Villa Constitucion include a direct reduction plant, a melt shop (three electric arc furnaces, two ladle furnaces and continuous casting), rolling mills, wire production and construction service facilities. The ArcelorMittal Acindar plant covers an area of approximately 2.8 square kilometers. In 2012, Acindar produced 1.4 million tonnes of crude steel. Acindar sells products to the construction, industrial, and agricultural sectors in Argentina, and exports to the South American and U.S. markets. It produces rebars, wire rod, merchant bars, special bar quality (SBQ), wires, wire mesh, cut and bend and drawn bars. Acindar’s own distribution network can also service end-users.

ArcelorMittal Point Lisas

ArcelorMittal Point Lisas, located in Trinidad, is one of the largest steelmakers in the Caribbean. Its facilities cover approximately 1.1 square kilometers at the Point Lisas Industrial Complex in Point Lisas. ArcelorMittal Point Lisas’ principal production facilities comprise three direct reduced iron plants, two electric arc furnaces, two continuous casters for billets and one wire rod mill. In 2012, ArcelorMittal Point Lisas produced 0.6 million tonnes of crude steel. ArcelorMittal Point Lisas receives its raw material imports and ships its steel products through a dedicated deep-water port facility within its production complex near the waterfront of the Gulf of Paria.

In 2012, ArcelorMittal Point Lisas exported substantially all of its wire rod shipments, primarily to steel manufacturers in South and Central America and the Caribbean. ArcelorMittal Point Lisas is also a significant producer, exporter, and user of direct reduced iron. It also sells billets in the domestic and export markets.

ArcelorMittal USA

ArcelorMittal USA produces both flat and long carbon products. The flat carbon-related facilities associated with ArcelorMittal USA are described under “—Flat Carbon Americas—ArcelorMittal USA”.

ArcelorMittal USA’s long carbon facilities, located at Indiana Harbor in East Chicago, Illinois, consist of an electric arc furnace, a continuous billet caster and a bar mill. In 2012, the Indiana Harbor bars facility produced 0.2 million tonnes of crude steel. (Indiana Harbor’s flat carbon facilities are described above under “—Flat Carbon Americas—ArcelorMittal USA”.)

ArcelorMittal USA’s Steelton, Pennsylvania plant produces railroad rails, specialty blooms and flat bars for use in railroad and forging markets and machinery equipment. Principal facilities consist of an electric arc furnace, a vacuum degasser, a bloom caster, and an ingot teaming facility. Finishing operations include a blooming mill, rail mill and bar mill. In 2012, the Steelton facility produced 0.4 million tonnes of crude steel.

ArcelorMittal USA’s Georgetown, South Carolina plant produces high-quality wire rod products, which are used to make low carbon fine wire drawing, wire rope, tire cord, high-carbon machinery and upholstery springs. Principal facilities consist of one electric arc furnace, one ladle furnace, a billet caster and a wire rod rolling mill. In 2012, the Georgetown facility produced 0.3 million tonnes of crude steel.

ArcelorMittal USA’s Vinton plant, located in El Paso, Texas, produces rebar and grinding balls, with an annual production capacity of 240,000 tonnes of liquid steel and 235,000 tonnes of finished products. Its steel making facility includes two electric arc furnaces, one continuous caster and a rolling mill. It services markets in the northern states of Mexico and the southwest of the United States. In 2012, the Vinton facility produced 0.2 million tonnes of crude steel.

ArcelorMittal LaPlace is a structural steel producer located in LaPlace, Louisiana. The facilities in LaPlace consist of one electric arc furnace, two continuous casters and a rolling mill. In 2012, the LaPlace facilities produced 0.3 million tonnes of crude steel.

ArcelorMittal Montreal

ArcelorMittal Montreal is the largest mini-mill in Canada with 2.3 million tonnes of crude steel capacity. In 2012, ArcelorMittal Montreal produced 1.8 million tonnes of crude steel. With eight major production facilities, ArcelorMittal Montreal offers flexibility in production and product offering.

ArcelorMittal Montreal’s main operations include the semi-integrated Contrecoeur East site with two DRI plants, one steel plant operating two electric arc furnaces and a rod mill. It is the only site in Canada to make steel with self-manufactured DRI. The Contrecoeur East site has the flexibility in metallic management and it can use either DRI or scrap, depending on their respective economies. The Contrecoeur West mini-mill site operates one steel plant with one electric arc furnace, a first bar mill on site, and a second bar mill in Longueuil, near Montreal.  Its steel production is made out of recycled scrap.  ArcelorMittal Montreal is also engaged in further downstream production with two wire drawing mills, one in the Montreal area and one in Hamilton, Ontario.

ArcelorMittal Montreal produces a wide range of products with a focus on niche and value-added products. These products include wire rods, wire products and bars primarily sold in Canada and the United States. ArcelorMittal Montreal principally serves the automotive, appliance, transportation, machinery and construction industries. The Contrecoeur East site also produces slabs that are resold within ArcelorMittal to the Flat Carbon segment.

ArcelorMittal Montreal owns Bakermet, a scrap recycling business located in Ottawa, Ontario, and also owns interests in Dietcher, a scrap processing business located in Montreal. These are an important source of scrap supply. Atcan, a scrap collection site near Bathurst, New Brunswick was sold in 2012.

ArcelorMittal Las Truchas

ArcelorMittal Las Truchas is an integrated maker of long steel products, with one of the largest single rebar and wire rod production facilities in Mexico. ArcelorMittal Las Truchas is one of the largest exporters of rebar and wire rod in Mexico. Its main facility is located in Lázaro Cárdenas, Mexico.

ArcelorMittal Las Truchas extracts its own iron ore, and is self-sufficient in this material for its production needs. Its iron ore mines (described under “Mining” below) are located 26 kilometers from its plant facilities. The ArcelorMittal Las Truchas plant covers an area of approximately 5.2 square kilometers. ArcelorMittal Las Truchas has 1.7 million tonnes of crude steel capacity. In 2012, ArcelorMittal Las Truchas produced 1.5 million tonnes of crude steel. Its integrated steel making complex at Lázaro Cárdenas includes an iron ore concentrating plant, a pelletizing plant, a coke oven, a blast furnace, two basic oxygen furnaces converters, three continuous casters billet, a rebar rolling mill, a wire rod rolling mill and port facilities. It also has industrial services facilities, including a power plant, a steam plant, and a lime plant. The adjacent port facilities on Mexico’s Pacific coast have berthing capacity for three incoming and two outgoing vessels at a time. The port gives ArcelorMittal Las Truchas maritime access to North American, South American and Asian markets.

ArcelorMittal Las Truchas’s other industrial facilities are in Córdoba, Celaya and Tultitlán. The Celaya rolling mill, strategically located in the geographic center of Mexico, produces rebars by using billets from ArcelorMittal Las Truchas. Its annual rebar production capacity is 500,000 tonnes. The Cordoba facility (electric arc furnace for liquid steel and billet caster) and the Tultitlan rolling mill have not been operational since 2009. Tultitlán’s location, near Mexico City, allows it to function as a service and distribution center supplying rebars to central Mexico.

ArcelorMittal Duisburg

ArcelorMittal Duisburg’s production facilities are located in Ruhrort and Hochfeld, Germany. The Ruhrort facilities include two basic oxygen converters, one blooms caster, a billet caster and a billet mill. The Hochfeld facility is a wire rod mill. The two plants cover an area of 1.9 square kilometers. In 1997, the former Mittal Steel Ruhrort (a predecessor to ArcelorMittal Duisburg) signed an agreement with ThyssenKrupp Stahl AG for the purchase of 1.3 million tonnes per year of hot metal, which was renewed in 2007. This agreement is valid until 2027 with an option to renew for five additional years.

ArcelorMittal Duisburg produced 1.14 million tonnes of crude steel in 2012. Duisburg’s production is mainly sold in the European market primarily to automotive, railway and engineering customers.

Duisburg erected a new wire rod mill in Ruhrort, with a capacity of 0.5 million tonnes. Hot commissioning tests began during the fourth quarter of 2012.

ArcelorMittal Hamburg

ArcelorMittal Hamburg’s production facilities include one DRI production facility (MIDREX), one electric arc furnace, one billet caster, one wire rod mill and one stretching plant. Hamburg covers a leased area of approximately 0.6 square kilometers. ArcelorMittal Hamburg produced 0.944 million tonnes of crude steel in 2012. Hamburg’s production is mainly sold in the European market, primarily to automotive and engineering customers.

ArcelorMittal Gandrange

Arcelormittal Gandrange is located in France. The Gandrange facilities include a bar/wire rod mill (LCB) and a wire rod mill (STFS) located in Schifflange. The Gandrange site covers 2.8 square kilometers, whereas the Schifflange site covers 0.03 square kilometers.

In 2009, the electric arc furnace and the billet mill were closed permanently in the Gandrange site. In 2009, the LCB mill was transformed to broaden its product range. During 2012, LCB finalized the revamping of its conditioning line in order to increase its productivity and reliability.

LCB produces mainly alloyed bars and wire rod. Its production is mainly sold in the European market, primarily to forgers and the wire-drawing industry.

As of the fourth quarter of 2011, the Schifflange wire rod mill operated at a lower level in response to reduced market demand; low production volumes represented only 10% of the rolling mill’s capacity. As a consequence, Schifflange Wire Rod Mill was indefinitely idled beginning in January 2013.

ArcelorMittal Poland

ArcelorMittal Poland produces both flat carbon and long carbon products. The facility is described under “—Flat Carbon Europe—Flat Carbon Eastern Europe—ArcelorMittal Poland”.

ArcelorMittal Ostrava

ArcelorMittal Ostrava’s production facilities are located in Ostrava, Czech Republic. It is 100% owned by the ArcelorMittal group. ArcelorMittal Ostrava covers an area of approximately 5.6 square kilometers. Its principal production facilities include three coke oven batteries, two sinter plants, four blast furnaces (two of which are operational), four open hearth tandem furnaces, three continuous casters, one hot strip mill, two section mills, one wire rod mill. In 2012, ArcelorMittal Ostrava produced 1.8 million tonnes of crude steel.

ArcelorMittal Ostrava produces long and flat products. Approximately 55% of ArcelorMittal Ostrava’s production is sold in the Czech domestic market, with the remainder sold primarily to customers in other European countries. ArcelorMittal Ostrava sells most of its products to end-users primarily in the engineering and construction industries, as well as to small-lot resellers.

The significant downstream subsidiaries of ArcelorMittal Ostrava are ArcelorMittal Frydek-Mistek a.s. (previously known as Valcovny Plechu a.s.), ArcelorMittal Tubular Products Ostrava a.s., ArcelorMittal Tubular Product Karvina, ArcelorMittal Distribution Solution Czech Republic s.r.o., which are all wholly-owned.

ArcelorMittal Belval & Differdange

ArcelorMittal Belval & Differdange has two facilities located in Belval and Differdange, Luxembourg. ArcelorMittal Belval & Differdange’s principal production facilities are two electric arc furnaces, two continuous casters, two long section rolling mills and one sheet piles rolling mill. The Differdange plant covers an area of approximately 1.2 square kilometers, and the Belval plant covers an area of approximately 1.1 square kilometers.

During 2012, ArcelorMittal Belval implemented a caster stand modification project to produce high quality beam blanks.

ArcelorMittal Belval & Differdange produced 2.2 million tonnes of crude steel in 2012. ArcelorMittal Belval & Differdange produces a wide range of sections and sheets piles. Its production is sold to the local European construction market as well as for export.

ArcelorMittal Rodange & Schifflange

ArcelorMittal Rodange & Schifflange facilities are located in Rodange/Schifflange in Luxembourg. It has one electric arc furnace and a continuous caster for billets located in Schifflange and two rolling mills in Rodange. The Rodange plant covers an area of approximately 0.5 square kilometers and the Schifflange plant covers an area of approximately 0.4 square kilometers.

In March 2012, due to continuing weakness in the construction market in Western Europe and the lack of any sign of a meaningful recovery, ArcelorMittal Rodange & Schifflange extended the idling of its electric arc furnace and continuous caster in Schifflange for an indefinite period of time. The Rodange rolling mills also operated at a lower level during 2012.

ArcelorMittal Rodange & Schifflange produced 131,000 tonnes of finished products in 2012. Its products are primarily sold to the construction and railways industries with considerable volumes sold for export.

ArcelorMittal Warszawa

ArcelorMittal Warszawa is located in Warsaw, Poland. Its plant includes an electric arc furnace with vacuum degassing system, a continuous caster, one modern rolling mill producing special quality bars and rebars, one finishing line for special quality bars and one medium section mill. The unit covers an area of approximately 2.7 square kilometers. In 2012, ArcelorMittal Warszawa closed the medium section mill earlier producing special quality bars and concentrated all rolling production (rebars and quality bars) on the new bar mill.

AM Warszawa produced 0.57 million tonnes of crude steel in 2012. ArcelorMittal Warszawa produces bars and alloyed bars sold to the local European construction and mechanical engineering markets.

ArcelorMittal Gipuzkoa

On September 15, 2009, the legal entity ArcelorMittal Olaberría merged with ArcelorMittal Bergara and Zumárraga and changed its name into ArcelorMittal Gipuzkoa.

The Olaberría facility is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster and a sections rolling mill. Its plant covers an area of approximately 0.18 square kilometers. The Olaberría facility produced 0.85 million tonnes of crude steel in 2012. Its production is sold to local construction market as well as for export.

The Bergara facility is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster and a rolling mill. Its plants cover an area of 0.2 square kilometers. Since the second half of 2009, the electric arc furnace and the continuous caster have been cold idled. It produced 0.322 million tonnes of finished products in 2012. Bergara’s production is sold primarily to the local European construction market.

The Zumárraga facility is located in northeastern Spain. Its facilities include an electric arc furnace, a continuous caster, a wire rod rolling mill and a bar rolling mill. Its plants cover an area of 0.429 square kilometers. It produced 0.6 million tonnes of crude steel in 2012. Zummaraga’s production is primarily sold to the construction markets as well as the forging and mechanical engineering markets.

ArcelorMittal Zaragoza

ArcelorMittal Zaragoza is located in Aragon, in northeastern Spain. ArcelorMittal Zaragoza moved its industrial activity to a new location in 2007, which increased production capacity and product range. Its facilities include an electric arc furnace, a continuous caster and two rolling mills producing rebars and merchant bars. Its plants cover an area of 0.2 square kilometers. In 2012, ArcelorMittal Zaragoza produced 0.454 million tonnes of crude steel. Zaragoza’s production is primarily sold to the local European and Maghreb construction markets.

ArcelorMittal Asturias

ArcelorMittal Asturias’s production facilities are located in Gijón, Spain. The Gijón facilities include a steel plant with two basic oxygen converters, secondary metallurgy (including two ladle furnaces and a RH degasser), a blooms caster and a billets caster, as well as a wire rod mill and a rail mill. In 2012, the Asturias steel plant produced 0.6 million tonnes of crude steel. In 2012, Gijon successfully completed its new project of head hardening, a high added value rails where production reached 61,000 tonnes during 2012. Asturias’ production is primarily sold to the railway, automotive and construction industries.

ArcelorMittal Zenica

ArcelorMittal Zenica’s facilities are located in Bosnia and Herzegovina. ArcelorMittal Zenica covers an area of approximately 2.91 square kilometers. Its principal production facilities are coke oven batteries, sinter plant, an electric arc furnace (ready for operation), a blast furnace, basic oxygen converter, a continuous caster, an ingot caster, two rolling mills, a forge shop and a power plant. In 2012, ArcelorMittal Zenica produced 0.7 million tonnes of crude steel.

ArcelorMittal Zenica produces long and forged products. ArcelorMittal Zenica’s production is primarily sold to the Balkan and European markets. ArcelorMittal Zenica sells most of its production directly to end users primarily in the engineering and construction industries, as well as to small-lot resellers.

ArcelorMittal Annaba

ArcelorMittal Annaba is the only integrated steel plant in Algeria. ArcelorMittal Annaba also owns port facilities at Annaba, which are located approximately 12 kilometers from its steel-producing operations, where exports of steel products and imports of raw materials are handled. Its plant covers an area of approximately 9.9 square kilometers.

ArcelorMittal Annaba’s production facilities consist of two sinter plants, two blast furnaces (one of which is operational), two basic oxygen converters, five continuous casters (three billet casters and two slab casters), a hot-strip mill, a flat cold rolling mill, a hot dip galvanizing mill, a rebar and wire rod mill and a seamless tube mill. In 2012, ArcelorMittal Annaba produced 0.55 million tonnes of crude steel.

ArcelorMittal Annaba produces both long and flat products. Its production is primarily sold to the domestic Algerian market. Annaba sells most of its production to the construction, engineering, packaging and petrochemical industries.

Société Nationale de Sidérurgie

Société Nationale de Sidérurgie (Sonasid) is the largest long steel producer in Morocco and has facilities in Nador and Jorf Lasfar. Its facilities consist of one electric arc furnace, one continuous caster, one wire rod and one bar mill. Its plants cover an area of 2.03 square kilometers. Sonasid produced 0.515 million tonnes of crude steel in 2012. Sonasid’s production is mainly sold to the domestic Moroccan construction market.

ArcelorMittal Hunedoara

ArcelorMittal Hunedoara’s facilities are located in Romania. Its production facilities are one electric arc furnace, one ladle furnace, one continuous caster and a sections rolling mill. Its plants cover an area of 3.4 square kilometers. In 2012, ArcelorMittal finalized a major revamping of its rolling mill, consisting in a new continuous line with 12 new stands and reheating furnace and reversible stand revamping, increasing its capacity to 0.4 million tonnes,  ArcelorMittal Hunedoara produced  0.185 million tonnes of crude steel in 2012. Hunedoara’s production is mainly sold to the pipe and tubes industries as well as the European construction market.

ArcelorMittal Long Carbon also includes the Tubular Products division, which operates 19 operating units in Europe, North America, South America, CIS and Africa. The division caters mainly to the energy, mechanical and automotive tubing and components markets. The facilities include four facilities producing seamless tubes, three facilities producing large diameter welded tubes, ten facilities producing Electric Resistance Welded (ERW) tubes, one facility producing high value-added cold drawn (“DOM”) tubes and two facilities producing automotive components using welded tubes.

In 2012, in order to respond to the demand for ERW tube manufacturing from dual phase steel, ArcelorMittal installed a new ERW tube mill at the Monterrey facility in Mexico.

Industrias Unicon

Industrias Unicon (“Unicon”) is the largest production unit of the Tubular Products division and is spread over five locations in Venezuela with a total built-up area of over 435,000 square meters. With an installed capacity of close to one million tonnes of welded tubes, Unicon is the leader in Venezuela in the production of 60 millimeter to 330 millimeter welded tubes for use in oil and gas, drilling and transportation as well as the construction industry. In 2012, Unicon produced 0.2 million tonnes, the production being constrained by availability of hot rolled coils within Venezuela and temporary restrictions on electricity consumption imposed by the government due to shortage of electricity in Venezuela.

ArcelorMittal Tubular Products Ostrava

Located in Ostrava, Czech Republic, ArcelorMittal Tubular Products Ostrava (“Ostrava”) has two seamless pipe mills with an installed capacity 0.29 million tonnes and a spiral welded mill with a capacity of 0.05 million tonnes. Located within the premises of the integrated steel plant of ArcelorMittal in Ostrava, the tube mills source the required raw materials, steel billets and hot rolled coils from the ArcelorMittal steel plant. Ostrava’s seamless pipe mills have a size range of 21 millimeters to 273 millimeters while the large diameter spiral welded mill has a size range of 324 millimeters to 820 millimeters. In 2012, Ostrava produced 0.25 million tonnes of pipes for sale within Europe as well as for export.

ArcelorMittal Tubular Products Shelby

Located in Shelby, Ohio, ArcelorMittal Tubular Products Shelby (“Shelby”) is the market leader in the high value added DOM tubing in North America. With a production (rolling) capacity of 0.25 million tonnes, Shelby produces DOM tubes as well as direct welded tubes and seamless tubes for sale to industrial and automotive customers in North America. Shelby has the capability to produce DOM tubes in the size range of 20 millimeters to 318 millimeters, welded tubes in the size range of 50 millimeters to 305 millimeters and seamless tubes in the range of 53 millimeters to 171 millimeters. In 2012, Shelby produced 0.2 million tonnes for sale mainly within North America.

ArcelorMittal Tubular Products Monterrey

Located in Monterrey, Mexico, ArcelorMittal Tubular Products Monterrey (“Monterrey”) produces tubes for automotive and mechanical customers.  In addition, it provides slitting and warehousing of flat rolled coils and various cutting and fabricating services to produce tubes tailored to customers’ requirements.  Monterrey currently has the capacity to produce 0.12 million tonnes on two mills, in the size range of 0.05” to 2.5” and 1 7/8” to 6 7/8”. Installation of a second small mill was completed during the fourth quarter of  2012, increasing its capacity by an additional 0.02 million tonnes. With this investment, Monterrey has begun to supply dual phase tubing for specialized automotive applications. The primary source of supply of flat rolled coils is ArcelorMittal mills in North America. In 2012, Monterrey produced 0.06 million tonnes for sale mainly in Mexico.

AACIS

ArcelorMittal’s AACIS segment has production facilities in Asia and Africa, including Kazakhstan, Ukraine and South Africa. The following two tables provide an overview by type of facility of ArcelorMittal’s principal production locations and production units in the AACIS segment:

Production Locations-AACIS

Unit	Country	Locations	Type of Plant	Products
ArcelorMittal Temirtau	Kazakhstan	Temirtau	Integrated	Flat, Long, Pipes and Tubes
ArcelorMittal Kryviy Rih	Ukraine	Kryviy Rih	Integrated	Long
ArcelorMittal South Africa	South Africa	Vanderbijlpark, Saldanha, Newcastle, Vereeniging, Pretoria	Integrated, Mini-mill	Flat, Long, Pipes and Tubes

	Production Facilities-AACIS

	Facility	Number of Facilities	Capacity (in million tonnes per year)[1]	Production in 2012 (in million tonnes)[2]
	Coke Plant	22	9.9	6.6
	Sinter Plant	9	25.5	19.3
	Blast Furnace	12	20.1	12.3
	Basic Oxygen Furnace (including Tandem Furnace)	16	19.6	12.8
	DRI Plant	7	1.8	1.1
	Electric Arc Furnace	5	3.3	1.7
	Continuous Caster—Slabs	6	11.2	6.0
	Hot Rolling Mill	3	9.4	5.6
	Pickling Line	4	4.6	2.4
	Tandem Mill	4	3.7	2.2
	Annealing Line (continuous / batch)	9	3.2	1.4
	Skin Pass Mill	9	5.0	2.7
	Plate Mill	1	0.6	0.2
	Continuous Caster—Bloom / Billet	4	5.2	2.6
	Breakdown Mill (Blooming / Slabbing Mill)	2	10.0	5.8
	Billet Rolling Mill	1	1.5	0.9
	Section Mill	9	4.7	3.3
	Bar Mill	3	1.0	0.6
	Wire Rod Mill	4	2.6	1.7
	Hot Dip Galvanizing Line	5	1.4	0.9
	Electro Galvanizing Line	1	0.1	0.1
	Tinplate Mill	5	0.8	0.4
	Color Coating Line	2	0.2	0.1

1

Reflects design capacity and does not take into account other constraints in the production process (such as, upstream and downstream bottlenecks and product mix changes). As a result, in some cases, design capacity may be different from the current achievable capacity.

2

Production facility details include the production numbers for each step in the steel-making process. Output from one step in the process is used as input in the next step in the process. Therefore, the sum of the production numbers does not equal the quantity of sellable finished steel products.

ArcelorMittal South Africa (ArcelorMittal South Africa Ltd)

ArcelorMittal South Africa is the largest steel producer in Africa and had an installed capacity of approximately 7.8 million metric tonnes of crude steel until the end of September 2012. In October 2012, three electric arc furnaces at Vanderbijlpark were indefinitely idled, reducing total capacity of ArcelorMittal South Africa to approximately 6.3 million metric tonnes. In 2012, ArcelorMittal South Africa produced 4.9 million tonnes of crude steel. ArcelorMittal, South Africa’s common shares are listed on JSE Limited in South Africa under the symbol “ACL”. ArcelorMittal Holdings AG has a shareholding of 52.02%.

ArcelorMittal South Africa has four main steel production facilities, which are supported by a metallurgical by-products division (Coke and Chemicals). Vanderbijlpark Steel is an integrated flat steel producer whose facility is located in Gauteng province, approximately 80 kilometers south of Johannesburg, and covers an area of approximately 23.0 square kilometers with a crude steel capacity of approximately 4.3 million tonnes prior to the closure of the electric arc furnaces in October 2012 and 2.8 million tonnes following the closure. Vereeniging Steel is a mini-mill located in Vereeniging, close to Vanderbijlpark Steel, producing specialty steel products and covering an area of approximately 0.8 square kilometers, with an annual crude steel capacity of approximately 0.4 million tonnes. Newcastle Steel is an integrated long products facility located in Kwa-Zulu Natal province and covers an area of approximately 13.1 square kilometers. It produces sections and bars as well as billets for re-rolling and wire rod, and has an annual crude steel capacity of approximately 1.9 million tonnes. Saldanha Steel is a flat steel producer located in Cape Province, close to the deep-sea port of Saldanha, and covers an area of approximately 4.0 square kilometers. The facility has a crude steel capacity of approximately 1.2 million tonnes per annum and utilizes the Corex/Midrex process.

ArcelorMittal South Africa’s range of products includes hot-rolled plates and sheet in coil form, cold-rolled sheet, coated sheet, wire-rod and sections, as well as forgings. Slightly over 70% of its products are sold in the South African domestic market, while Africa is its largest export market. It also sells significant quantities of product into Asia with minor tonnages into Europe and the Americas.

ArcelorMittal Kryviy Rih

The former Mittal Steel acquired the Ukrainian steel maker Kryvorizhstal in 2005 and subsequently renamed it ArcelorMittal Kryviy Rih.

ArcelorMittal Kryviy Rih’s integrated steel plant consists of six coke oven batteries, three sintering plants, five blast furnaces (three of which are operational), six basic oxygen converters, and one twin open hearth furnace, six-strand continuous billet caster, two blooming mills and six light section / bar mills and three wire rod mills.

It covers an area of approximately 120 square kilometers including mines and various recreational centers. ArcelorMittal Kryviy Rih also has iron ore mines (see “Mining” below for further information).

ArcelorMittal Kryviy Rih is committed to invest at least $500 million pursuant to the agreement under which it was acquired. This includes certain innovation, investment and environment-related undertakings. As of December 31, 2012, ArcelorMittal Kryviy Rih had spent approximately $796 million toward these commitments. ArcelorMittal Kryviy Rih also undertook certain labor obligations relating to preservation of headcount and average wages; these obligations have been fulfilled and the obligation period expired in 2012.

ArcelorMittal Kryviy Rih’s product range includes billets, rebars and wire rods, light sections (angles), and merchant bars (rounds, squares and strips). The products are sold to a range of industries such as hardware, construction, rerolling and fabrication. The markets for the products include Ukraine, CIS and Russia, North Africa, Europe, the Middle East and the Gulf states. The production of crude steel was 6.4 million tonnes in 2012.

The Company’s ownership in ArcelorMittal Kryviy Rih has gradually increased from 93.77% in 2006 to 95.13% in 2011 through acquisitions of non-controlling interests. In 2012, the Company’s ownership in ArcelorMittal Kryviy Rih remained at 95.13%.

ArcelorMittal Temirtau

ArcelorMittal Temirtau is a fully-integrated steel plant located in the Karaganda region of Kazakhstan, consisting of six coke oven batteries, one sinter plant with three sinter machines, four blast furnaces (three of which are operational), three basic oxygen converters, two continuous slab casters, one continuous billet caster, one hot strip mill, two pickling lines, two cold rolling mills, two continuous annealing lines, two batch annealing areas, three skin pass mills and three tinning lines, one hot dip galvanizing and one aluminum-zinc coating lines, one color coating line, one welded pipe mill and a bar mill. It covers an area of approximately seven square kilometers. In 2012, ArcelorMittal Temirtau produced 2.9 million tonnes of crude steel. ArcelorMittal Temirtau also has iron ore mines and coal mines (see “Mining” below for further information).

ArcelorMittal Temirtau’s product range of flat and long steel products includes pig iron, continuous caster slabs, continuous caster billets, hot- and cold-rolled coils and sheets, black plates, covers, tin plates, hot dipped galvanized products, color coated products and welded pipes, bars, sections and rebars. It sells steel products to a range of industries, including the tube- and pipe-making sectors, as well as manufacturers of consumer goods and appliances.

Distribution Solutions

ArcelorMittal Distribution Solutions (“AMDS”) segment is primarily the in-house trading and distribution arm of ArcelorMittal. It also provides value-added and customized steel solutions through further processing to meet specific customer requirements. In addition to ArcelorMittal Distribution, specific solutions are dispatched in five other business lines: ArcelorMittal Construction Solutions, ArcelorMittal International, ArcelorMittal Projects, ArcelorMittal Downstream, and ArcelorMittal Wire Solutions.

During the course of 2012, in response to the challenging economic context and overcapacity in Western Europe, AMDS reduced its industrial footprint through site reorganization and site closures in Belgium, Netherlands, France, Germany, Spain, Italy, Greece and Portugal. Businesses or sites have been also sold in Belgium, Italy and France.

ArcelorMittal Distribution

ArcelorMittal’s range of distribution solutions is organized across a dozen of specific geographical areas: Benelux, Central and Eastern Europe, France, Germany/Switzerland, Iberia, Italy, the Maghreb, Turkey, Poland, Southeastern Europe, UK/Scandinavia and South America. The processing facilities provide value-added services for flat and long carbon steel as well as for specialty products, from light finishing work on beams to an integrated offer of slit coils, sheets and blanks, with technical expertise and innovation for the construction, automotive and general industry markets.

The distribution network ensures immediate availability of the entire range of products (flat, long, technical and special steel) through an extensive network of agencies and sales offices. Thousands of customers have direct access to the Group’s steel products and to a complete portfolio of steel solutions.

ArcelorMittal Construction Solutions

ArcelorMittal Construction Solutions provides its customers with steel-based solutions for cladding, roofing, flooring and structure.

Established in 22 countries, ArcelorMittal Construction Solutions has three principal activities: Arval serves diverse requirements of architects and engineering firms, providing complete solutions and a large range of colors for building projects. Arclad provides standard cladding profiles and panels with short delivery times. Armat is focused on distributors providing products such as roof tiles, rainwater evacuation systems, accessories and panels for residential applications.

ArcelorMittal International

ArcelorMittal International (AMI) is the worldwide sales network supplying ArcelorMittal products from over 30 mills outside of their respective home markets. With end user contacts in all key markets, it is the spearhead for ArcelorMittal expansion in emerging markets. Organized in ten business areas with sales offices in 35 countries, it provides its customers with a complete range of products from ArcelorMittal facilities and therefore is directly connected to our upstream partners.

ArcelorMittal Projects

ArcelorMittal Projects provides distribution solutions and services for projects in foundation solutions, infrastructure, oil and gas, and building related steel constructions.

In-house production and processing facilities, combined with steel mainly from ArcelorMittal mills allows ArcelorMittal Projects to offer a complete product range with on-demand services such as processing, storage and handling, tailor-made logistics, quality control and inspection, document control and project administration. ArcelorMittal Projects supports its customers with project management skills, engineering assistance and strategically located stock yards that provide short delivery times.

Its market sectors include oil and gas, offshore, power plants (wind, water, nuclear), liquid natural gas (LNG) terminal and civil construction projects all over the world.

The sale of Skyline Steel in June 2012 marked the exit of ArcelorMittal Projects from North American operations (see “Item 4A—Information on the Company —History and Development of the Company—Key Transactions and Events in 2012), while ArcelorMittal Projects still operates in the other regions worldwide—in particular, Central and South America, Europe, East Asia, Middle East, Africa, and Australia.

ArcelorMittal Downstream

ArcelorMittal Downstream (previously known as Total Offer Processing) provides a global offer in steel processing, ranging from design to production of steel components to steel solutions for key industrial accounts. The market sectors include railways, crane and lifting machinery, yellow goods, agriculture, trucks, renewable energies and electrical appliances.

ArcelorMittal Wire Solutions

Wire Solutions is a global industrial wiredrawer, serving sectors such as agriculture, automotive, construction, energy and general industry. Its 17 production sites are spread across Europe, the United States, China, South Korea (through its long standing joint venture Kiswire-ArcelorMittal), Malaysia and Vietnam, with worldwide distribution channels. Wire Solutions has developed recognized brands and high-quality products with a broad range of tailor-made solutions used in diverse businesses from fencing and off-shore platform mooring to tire and concrete reinforcement.

Mining

ArcelorMittal’s mining segment has production facilities in North and South America, Africa, Europe and CIS. The following table provides an overview by type of facility of ArcelorMittal’s principal mining operations:

Unit	Country	Locations	ArcelorMittal Interest (%)	Type of Mine	Product
Iron Ore
ArcelorMittal Mines Canada	Canada	Mt Wright, Qc	100	Iron Ore Mine (open pit)	Concentrate and pellets
Minorca Mines	USA	Virginia, MN	100	Iron Ore Mine (open pit)	Pellets
Hibbing Taconite Mines	USA	Hibbing, MN	62.31	Iron Ore Mine (open pit)	Pellets
ArcelorMittal Lázaro Cárdenas Volcan Mines	Mexico	Sonora	100	Iron Ore Mine (open pit)	Concentrate
ArcelorMittal Lázaro Cárdenas Peña Colorada	Mexico	Minatitlán	50	Iron Ore Mine (open pit)	Concentrate and pellets
ArcelorMittal Las Truchas	Mexico	Lázaro Cárdenas	100	Iron Ore Mine (open pit)	Concentrate, lump and fines
ArcelorMittal Brasil Andrade Mine	Brazil	State of Minas Gerais	100	Iron Ore Mine (open pit)	Fines
ArcelorMittal Mineração Serra Azul	Brazil	State of Minas Gerais	100	Iron Ore Mine (open pit)	Lump and fines
ArcelorMittal Tebessa	Algeria	Annaba	70	Iron Ore Mine (open pit and underground)	Fines
ArcelorMittal Prijedor	Bosnia Herzegovina	Prijedor	51	Iron Ore Mine (open pit)	Concentrate and lump
ArcelorMittal Kryviy Rih	Ukraine	Kryviy Rih	95.13	Iron Ore Mine (open pit and underground)	Concentrate, lump and sinter feed
ArcelorMittal Temirtau	Kazakhstan	Lisakovsk, Kentobe, Atasu, Atansore	100	Iron Ore Mine (open pit and underground)	Concentrate, lump and fines
ArcelorMittal Liberia	Liberia	Yekapa	70	Iron Ore Mine (open pit)	Fines
Coal
ArcelorMittal Princeton	USA	McDowell, WV, Tazewell, VA	100	Coal Mine (surface and underground)	Coking and PCI coal
ArcelorMittal Temirtau	Kazakhstan	Karaganda	100	Coal Mine (underground)	Coking coal and thermal coal
ArcelorMittal Kuzbass	Russia	Kemerovo	98.64	Coal Mine (underground)	Coking coal

Iron Ore

ArcelorMittal Mines Canada

ArcelorMittal Mines Canada is a major North American producer of iron ore concentrate and several types of pellets. It holds mining rights over 74,000 hectares of land in the province of Québec, Canada. ArcelorMittal Mines Canada operates the Mont-Wright Mine and concentrator at Fermont in northeastern Québec. Mont-Wright is located 416 kilometers north of the port of Port-Cartier, the site of the pelletizing plant and shipping terminal on the north shore of the Gulf of St. Lawrence, and approximately 1,000 kilometers northeast of Montreal. A private railway connects the mine and concentrator with Port-Cartier. The railway and the port are owned and operated by ArcelorMittal Mines Canada. The Mont-Wright mine and the town of Fermont are connected by Highway 389 to Baie Comeau on the North Shore of the Gulf of St. Lawrence, a distance of 570 kilometers. The property was first explored in 1947 and the project was constructed by Quebec Cartier Mining (QCM) between 1970 and 1975 and began operating in 1976. In 2006, QCM was purchased by ArcelorMittal when it acquired control of Dofasco.

ArcelorMittal Mines Canada also owns mining rights to iron ore deposits in Fire Lake and Mont Reed. Fire Lake, located approximately 53 kilometers south of Mont-Wright, is a seasonal operation from which approximately 2.5 million tonnes of crude ore are transported by rail to the Mont-Wright concentrator annually. The Mont Reed deposit is currently not mined. In addition, ArcelorMittal Mines Canada holds surface rights over the land on which the Mont-Wright and Port Cartier installations are located, with the exception of a small area which remains the property of the Quebec Government but in no way compromises the mining rights.

The expiration dates of the mining leases range from 2015 to 2025. These leases are renewable for three periods of ten years provided the lessee has performed mining operations for at least two years in the previous ten years of the lease.

The Mont-Wright and Fire Lake mines are part of the highly-folded and metamorphosed southwestern branch of the Labrador trough. The most important rock type in the area is the specular hematite iron formation forming wide massive deposits that often form the crest of high ridges extending for many kilometers in the Quebec-Labrador area.

The Mont-Wright operation consists of open pit mines and a concentrator. The ore is crushed in two gyratory crushers and the concentrator operates with six lines of three stage spiral classifiers and horizontal filters. The concentrator has a production capacity of 16 million tonnes of concentrate per annum. The Port-Cartier pellet plant produces acid and flux pellets that operate six ball mills, ten balling discs and two induration machines. The pelletizing plant has a capacity of 9 million tonnes of pellets. The mine produced 9.01 million tonnes of pellets and 6.03 million tonnes of concentrate in 2012.

Electric power for Mont-Wright and the town of Fermont is supplied by Hydro-Quebec via a 157 kilometer line. In the event of an emergency, the Hart Jaune Power plant, also connected to the Hydro-Quebec grid, can supply sufficient power to maintain the operations of the essential processing facilities.

On December 31, 2012, ArcelorMittal entered into an agreement pursuant to which its wholly owned subsidiary, ArcelorMittal Mines Canada Inc. (“AMMC”), and a consortium led by POSCO and China Steel Corporation (“CSC”) will create joint venture partnerships to hold ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets. The consortium, which also includes certain financial investors, will acquire a 15% interest in the joint ventures for total consideration of $1.1 billion in cash, with AMMC and its affiliates retaining an 85% interest. As part of the transaction, POSCO and CSC will enter into long-term iron ore off-take agreements proportionate to their joint venture interests. The transaction is subject to various closing conditions, including regulatory clearance by the Taiwanese and Korean governments, and is expected to close in two steps in the first and second quarters of 2013.

ArcelorMittal USA Iron Ore Mines

ArcelorMittal USA operates an iron ore mine through its wholly-owned subsidiary ArcelorMittal Minorca and owns a majority stake in Hibbing Taconite Company, which is managed by Cliffs Natural Resources.

ArcelorMittal Minorca holds mining rights over 13,210 acres and leases an additional 3,350 acres of land to support its operations located approximately three kilometers north of the town of Virginia in the northeast of Minnesota. The Minorca operations control all the mineral rights and surface rights needed to mine and process its estimated 2012 iron ore reserves. ArcelorMittal Minorca operates a concentrating and pelletizing facility, along with two open pit iron ore mines – Laurentian and East Pits located 12 kilometers from the processing facilities. The processing operations consist of a crushing facility, a three-line concentration facility and a single-line straight grate pelletizing plant. The Minorca pelletizing facility produced 2.9 million metric tonnes of fluxed pellets in 2012. Pellets are transported by rail to ports on Lake Superior. Lake vessels are used to transport the pellets to Indiana Harbor. The Minorca taconite plant was constructed and operated by Inland steel between 1977 and 1998 when it was purchased by then ISPAT International, a predecessor company of ArcelorMittal.

The Hibbing Taconite Company holds mining rights over 7,380 acres in 43 contiguous mineral leases, and is located six kilometers north of Hibbing in the northeast of Minnesota. The Hibbing operations are jointly owned by ArcelorMittal USA (62.3%), Cliffs Natural Resources (23.0%) and U.S. Steel (14.7%), and Cliffs Natural Resources is the operator of the joint venture mine and processing facilities. The Hibbing Taconite Company controls all of the mineral rights and surface rights needed to mine and process its estimated 2012 iron ore reserves. The operations consist of open pit mining, crushing, concentrating and pelletizing. The finished pellets are then transported by rail to the port of Allouez at Superior, Wisconsin, a distance of 130 kilometers and then over the Great Lakes by lake vessels to ArcelorMittal’s integrated steelmaking plants, principally Burns Harbor. The Hibbing Taconite Company began operating in the third quarter of 1976. The mine produced 8.1 million metric tonnes of taconite pellets in 2012 (of which 62.3% is ArcelorMittal’s share).

Both the Minorca and Hibbing mines are located in the Mesabi iron range where iron ore has been extracted for over 100 years. The ore bodies are within the Biwabik Iron Formation, a series of shallow dipping Precambrian sedimentary rocks known as taconite with a total thickness in excess of 200 meters and running for approximately 200 kilometers. Although the first deposits mined in the Mesabi iron range consisted of oxidized hematite ores, production was shortened in the mid 1950s to low grade magnetic taconite ores. The processing of this ore involves a series of grinding and magnetic separation stages to remove the magnetite from the silica. Electric power constitutes the sole source of energy for both Minorca and Hibbing and is provided from the Minnesota state power grid.

ArcelorMittal Lázaro Cardenas Mining Assets

AMLC operates three iron ore mines in Mexico, the El Volcan and Las Truchas mines and, through a joint ownership with Ternium S.A, the Peña Colorada mine.

Peña Colorada

Peña Colorada holds mining rights over 68,209 acres located at about 60 kilometers by highway to the northeast of the port city of Manzanillo, in the province of Minatitlán in the northwestern part of the State of Colima, Mexico. ArcelorMittal owns 50% of Peña Colorada Ltd., and Ternium S.A. owns the other 50% of the company.

Peña Colorada operates an open pit mine as well as a concentrating facility and a two-line pelletizing facility. The beneficiation plant is located at the mine, whereas the pelletizing plant is located in Manzanillo. Major processing facilities include a primary crusher, a dry cobbing plant, one autogenous mill, horizontal and vertical ball mills and several stages of magnetic separation. The concentrate is sent as a pulp through a pipeline from the mineral processing plant. Peña Colorada has operated since 1974. The Peña Colorada mine receives electrical power from the Comisión Federal de Electricidad (CFE), which is a federal government company that serves the entire country.

The Peña Colorada pelletizing facility produced 4.07 million tonnes of pellets and 0.43 million tonnes of concentrate in 2012 (of which 50% is ArcelorMittal’s share). Both magnetite concentrate and iron ore pellets are shipped from Manzanillo to ArcelorMittal Lazaro Cardenas and for export, as well as to Ternium’s steel plants, by ship and by rail.

Peña Colorada is a complex polyphase iron ore deposit. The iron mineralization at Peña Colorada consists of banded to massive concentrations of magnetite within breccia zones and results from several magmatic, metamorphic and hydrothermal mineralization stages with associated skarns, dykes and late faults sectioning the entire deposit.

El Volcan

ArcelorMittal holds mining rights over 1,050 hectares to support its El Volcan operations located approximately 68 kilometers northwest of the city of Obregon and 250 kilometers from the Guaymas port facility in the state of Sonora, Mexico. The El Volcan operations control all of the mineral rights and surface rights needed to mine and process its estimated 2012 iron ore reserves. ArcelorMittal operates a concentrating facility along with an open pit mine and a pre-concentration facility at the mine site. The mine site is accessible by a 90-kilometer road from the city of Obregon, where the concentrator is located.

The pre-concentration facilities at the mine include one primary crusher, one secondary crusher, a dry cobbing high intensity magnetic pulley and three tertiary crushers. The concentration plant includes two ball mills on line, a magnetic separation circuit, flotation systems, a belt conveyor filter and a disposal area for tails. The major port installations include a tippler for railroad cars, a conveyor, transfer towers and two ship loading systems. The mine exploitation and crushing operations and all transport activities are performed by contractors. The concentrate and port operations are operated with ArcelorMittal’s own resources. The concentrate is transported by rail to the Pacific port of Guaymas and then shipped to the Lázaro Cárdenas steel plant or exported. The mining operation uses two Caterpillar 3516B electric generators in continuous operation, with one generator operating 24 hours per day at an average consumption of 540 kilowatt hours while the second generator is on standby. The concentration facility uses electric power from the national grid.

The Volcan mine concession was bought from the Sonora provincial government in 2004, followed by exploration of the property in 2005.  The development of the mine started in 2007. Mining operations were halted during the 2008-2009 crisis and on several occasions due to structural problems in the crushing facilities. Operations have resumed without interruption since 2010.  The Volcan operations produced 2.15 million tonnes of concentrate in 2012.

The iron mineralization at the El Volcan deposit presents many similarities with Peña Colorada, with magnetite rich skarn associated to the intrusion and extrusion of magmas rich in iron and formed in a volcanic environment. An active exploration program aims to extend the estimated remaining four-year mine life of the current open pit mine both through defining the down-dip extension of the mineralization zone being currently mined and by exploring other regional targets.

Las Truchas

The Las Truchas mine holds mining rights over 14,489 hectares to support its operations located approximately 27 kilometers southeast of the town of Lazaro Cardenas in the State of Michoacán, Mexico. The Las Truchas operations are accessible by public highway and control all the mineral rights and surface rights needed to mine and process its estimated 2012 iron ore reserves.

The Las Truchas mine is an integrated iron ore operation.  It began operating in 1976 as a government enterprise (Sicartsa), and its mining activities consist of an open pit mine exploitation, crushing, dry cobbing preconcentrate and concentration plant. The aggregated 2012 production concentrate, lumps and fines totaled 2.93 million tonnes. The concentrator includes one primary crusher, two secondary crushers and three tertiary crushers, one ball mill and one bar mill and two wet magnetic separation circuits. The electrical energy supplier for the Las Truchas mine is a state-owned company, Federal Commission of Electricity (CFE). The concentrated ore is pumped from the mine site through a 26-kilometer slurry pipeline to the steel plant facility in Lazaro Cardenas.

The Las Truchas deposits consist of massive concentrations of magnetite of irregular morphology. The main Las Truchas deposits occur along a trend of about seven kilometers long and about two kilometers wide. The Las Truchas mineral deposits have been classified as hydrothermal deposits, which may have originated from injections of late stage-plutonic-activity through older sedimentary rocks. The mineralization of the Las Truchas iron deposits occurs in disseminated and irregular massive concentrations of magnetite within metamorphic rocks and skarns. The mineralization also occurs as fillings of faults, breccia zones, and fractures.

ArcelorMittal Brasil—Andrade Mine

ArcelorMittal Brazil holds mining rights over the central claims of the Andrade deposit located approximately 80 kilometers east of Belo Horizonte in the Minas Gerais state of Brazil. ArcelorMittal’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2012 iron ore reserves. ArcelorMittal operates an open pit mine and a crushing facility. The mine site is accessible by 110 kilometers of public highway from Belo Horizonte. Power is mostly generated from hydroelectric power plants and supplied by CEMIG, an open capital company controlled by the Government of the State of Minas Gerais.

The Andrade mine supplies sinter feed to ArcelorMittal Long Carbon – João Monlevade integrated plant through an internal railway of 11 kilometers. Companhia Siderurgica Belgo-Mineira (CSBM) initiated mining operations at the property in 1944 in order to facilitate the supply of ore to its steel plant in Joao Monlevade. The mine was managed by CSBM until 2000. In 2000, Vale acquired the property, although the mine continued to be operated by CSBM until Vale entered into a 40-year lease for the Andrade mineral rights in 2004 (subject to the condition that the supply to CSBM would be assured). In November 2009, Vale returned the Andrade mine to CSBM, which then transferred it to ArcelorMittal. In 2012, the Andrade mine produced 2.34 million tonnes of sinter feed. The increase of the mine’s production capacity to 3.5 million tonnes per year of sinter feed was completed in 2012.

ArcelorMittal Mineração Serra Azul

ArcelorMittal Mineração Serra Azul holds mining rights over the central and east claims of the Serra Azul deposit, located approximately 50 kilometers southwest of the town of Belo Horizonte in the Minas Gerais state of Brazil. ArcelorMittal’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2012 iron ore reserves. ArcelorMittal operates an open pit mine and a concentrating facility. The mine site is accessible by 80 kilometers of public highway from Belo Horizonte.

In addition to the open pit mine, processing operations consist of a crushing facility and a three-line concentration facility including screening, magnetic separation, spirals separators and jigging. Production is transported either by truck for local clients of lump, or by truck to two railway terminals located 35 and 50 kilometers, respectively, from the mine site for selling to local clients of sinter feed or for export through third-party port facilities located in the Rio de Janeiro State. Sinter feed production is shipped to ArcelorMittal’s plants in Europe as well as to the local Brazilian market including the ArcelorMittal Brasil integrated plants. The Compania Energética de Minas Gerais (CEMIG) supplies power through a 13,800 volt line from Mateus Leme, located 20 kilometers from the mine. The electricity is locally transformed into 380 volts by six transformers spread around the operation. Minas Itatiaucu (MIL) initiated mining operations at the property in 1946. In 2007, London Mining Brazil Mineracao Ltda (London Mining) purchased the mineral rights from MIL. Following the acquisition of the property from London Mining, ArcelorMittal has operated the mine since 2008.  In 2012, ArcelorMittal Serra Azul produced 1.72 million tonnes of lumps and sinter fines.

Both the Andrade and Serra Azul mines are located in the Iron Quadrangle (Quadrilatero Ferrifero), a widely-explored and mined region. The mineralization occurs as Itabirites, banded hematite-silica rocks, with varying weathering degrees. While the Serra Azul ore reserve estimates are constituted of rich friable Itabirites requiring some beneficiation, the Andrade ore reserve estimates are dominated by directly shippable hematite ore.

ArcelorMittal Tebessa

ArcelorMittal Tebessa holds mining rights over two main areas to support its iron ore mining operations: the Ouenza open pit mine and the Boukhadra underground mine located 150 and 180 kilometers, respectively, from the Annaba ArcelorMittal steel plant in southeast Algeria near the Tunisian border. Both mines can be accessed by road and by electrified railways that run between the mines and the ArcelorMittal Annaba steel plant.

Processing at the mines is limited to primary crushing. The two mines produced 1.44 million metric tonnes of lumps and sinter fines in 2012. Electric power constitutes the sole source of energy for both mines and the crushing facilities and is provided from the state power grid. In 1913, the Societe de L’Ouenza was created and mining of the ore began in 1921. The mines were nationalized in 1966 following Algeria’s independence from France. In 1983, the Ferphos Company was created and, in 1990, it became autonomous from the government. Since October 2001, both the Ouenza mine and the Boukhadra mine have been owned by ArcelorMittal and Ferphos, an Algerian public sector company, with each entity holding 70% and 30%, respectively.

Although both the Ouenza and Boukhadra mines have been producing iron ore for several decades, no iron ore reserves are reported for these mines in 2012 due to deficiencies in the drilling data recording and archiving process. ArcelorMittal intends to conduct drilling campaigns at the two mines in accordance with industry best practices. The Ouenza and Boukhadra deposits principally consist of hematite that results from the oxidization of siderites and pyrites.

ArcelorMittal Prijedor

ArcelorMittal Prijedor, located near Prijedor in the Republic of Srpska in Bosnia and Herzegovina, is an iron ore mining operation that is 51%-owned by ArcelorMittal. ArcelorMittal Prijedor holds mining rights over 2,000 hectares to support ArcelorMittal’s steel-making operations located approximately 243 kilometers south of Prijedor in northern Bosnia (Zenica). ArcelorMittal Prijedor’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2012 iron ore reserves.The operation is in close proximity to long-established public roads. The production process includes crushing, with hydro-cyclones and magnetic separation at the concentration plant. The plant is close to the mine site, and materials are transported through a conveyor. Power is supplied from the national grid through a local power distribution company. In 2012, ArcelorMittal Prijedor produced 2.08 million tonnes of aggregated lumps and fines.

In 1916, Austrian mining companies established the first industrial production of iron ore in the Prijedor area. The mines were nationalized in the 1950s, and were then owned by Iron Mines Luubija Company until Mittal Steel acquired 51% of the company in 2004.

The Omarska deposit is composed of two ore bodies: Jezero and Buvac. The Jezero open pit began operating in 1983 and, following an interruption in production during the Bosnian civil war in the 1990s, production resumed in 2004.

However, since 2011, ore has only been produced at the Buvac pit. The Buvac pit was opened in 2008 and is located within a carboniferous clastic and carbonates sediments containing iron mineralization in the form of beds concordant with host rocks or in the form of massive irregular blocks. The genesis of this deposit is attributed to hydrothermal replacement and syn-sedimentary processes.  Buvac ore body is mainly composed of limonite-goethite mineralization, which was formed during weathering oxidization of the primary siderite bodies.

ArcelorMittal Kryviy Rih

ArcelorMittal Kryviy Rih (“AMKR”) holds mining and surface rights to support its operations located roughly within the limits of the city of Kryviy Rih, 150 kilometers southwest of Dnepropetrovsk, Ukraine. AMKR’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2012 iron ore reserves. AMKR operates a concentrating facility, along with two open pit and one underground iron ore mines. The iron ore deposits are located within the southern part of the Krivorozhsky iron-ore basin. Access to the mines is via public roads, which are connected by a paved highway to Dnepropetrovsk.  The area is well served by rail. Power is supplied by the Ukraine government and is generated from a mix of nuclear, gas and coal-fired power stations. ArcelorMittal Kryviy Rih has two iron ore mines: an open pit mine feeding a concentration plant that produced 9.79 million tonnes of concentrate in 2012, known as the Kryviy Rih open cast, and an underground mine with production of 0.91 million tonnes of lump and sinter feed in 2012, known as the Kryviy Rih underground mine.

The iron ore extracted from Kryviy Rih open cast is first processed at the mine site through primary crushing. After initial processing, the product is loaded on a rail-loading facility and transported to the nearby concentrator. The concentrator production process includes crushing, hydroclassifiers and low intensity magnetic separation. The iron ore extracted from Kryviy Rih’s underground mine by a modified sub-level caving method is crushed on surface and transported by rail to the steel plant. The main consumer of the sinter and concentrate products is the ArcelorMittal Kryviy Rih steel plant, with some concentrate being shipped to other ArcelorMittal affiliates in Eastern Europe, as well as to third parties. Operations began at Kryviy Rih open cast in 1959 and at Kryviy Rih underground mine in 1933. ArcelorMittal acquired the operations in October 2005 from the State Property Fund of Ukraine.

The iron mineralization is hosted by early Proterozoic rocks containing seven altered ferruginous quartzite strata with shale layers. The major iron ore bearing units in the open pit mines have carbonate-silicate-magnetite composition. In addition, oxidized quartzite is mined simultaneously with primary ore but cannot be processed at present and is stored separately for future possible processing. Only the magnetite mineralization is included in the 2012 open pit iron ore reserve estimates. The underground mine is hosted by a ferruginous quartzite with martite and jaspilite.

Lisakovsk, Kentobe, Atasu, Atansore (Temirtau Iron Ore)

ArcelorMittal Temirtau (formerly known as Ispat Karmet, Kazakhstan) has four iron ore mining operations in Kazakhstan. The mines are Lisakovsk, Kentobe, Atasu and Atansore. The four mines are connected by all-weather roads and railways. Dispatch of ore from these mines to the ArcelorMittal steel plant is by railway. ArcelorMittal Termitau’s operations control all of the mineral rights and surface rights needed to mine and process its estimated 2012 iron ore reserves.

Lisakovsk is an open pit operation located in northwest Kazakhstan about 1,100 kilometers from Temirtau, with production of 2.27 million tonnes of concentrate in 2012. This mine was initially commissioned in 1976 and was acquired by ArcelorMittal in 1999. The production process comprises crushing, screening, grinding, wet jigging and wet magnetic separation. The iron mineralization at Lisakovsk occurs as oolite containing mainly hygoethite and goethite. The phosphorous content in the mineralization limits its utilization in the steel-making process. At Lisakovsk, natural gas is supplied by KazTransGazAimak JSC and transmitted through the local grid. Electric power for the other facilities is supplied by Stroiinvest and Sarbai Interregional.

Kentobe is an open pit operation located about 300 kilometers southeast of Temirtau, initially started in 1994, with production of 0.68 million tonnes of concentrate in 2012. It was acquired by ArcelorMittal in 2001. Ore processing is performed by crushing and dry magnetic separation, producing coarse concentrate. The Kentobe mine is located in the Balkhash metallogenic province hosting numerous volcanic, sedimentary and hydrothermal deposits. The mineralization at Kentobe includes two types of iron ore: oxidized and primary magnetite. The magnetite mineralization constitutes the vast majority of the 2012 estimated ore reserves. Electric power is supplied to the Kentobe operations by Karaganda Energosbyt LLP.

Atasu is an underground mine operation located about 400 kilometers south/southwest from Temirtau with production of 0.64 million tonnes of lump and fines in 2012. The mine began operating in 1956 with open pit exploitation of near surface reserves. Surface operations ended in 1980. Underground operations commenced in 1976. ArcelorMittal Temirtau acquired the mine in 2003 and operations continue to consist of underground mining. Processing comprises of crushing and wet jigging. The Atasu mine is hosted by the West Karazhal deposit, which is a primary magnetite ore with associated manganese mineralization. Studies have indicated that the deposit could have a sedimentary-volcanogenic origin caused by underwater hydrothermal activity. The mine receives electric power from the Prometei-2003 grid via NovoKarazhal substation.

Atansore is an open pit operation located about 500 kilometers northeast of Temirtau with production of 0.44 million tonnes of concentrate and fines in 2012. The mining lease was obtained by ArcelorMittal in 2004. The Atansor deposit is located within skarn zones related to a volcanic intrusion that can be traced for more than 1.5 kilometer along strike. The mineralization includes both martitic oxidized ore and primary magnetite ore. A new concentrator is processing the magnetite portion of the ore by simple dry crushing and magnetic separation while the low-grade oxidized portion of the ore is sold as fines to a third party for further beneficiation. The dry magnetic separation plant was commissioned in 2012 and the Company is still working towards the rated capacity of 300t/h. At the Atansore operations, electric power is provided from the Kokshetauenergo center.

ArcelorMittal Liberia

ArcelorMittal (Liberia) Holdings Limited (“AMLH”), through its agent (and subsidiary) ArcelorMittal Liberia Limited (“AML”), has started to extract ‘direct shippable’ iron ore from the first of three deposits in the Mt. Tokadeh, Mt. Gangra and Mt. Yuelliton mountain ranges in northern Nimba, Liberia. Mining commenced in June 2011. AML signed a Mineral Development Agreement (MDA) in 2005 with the Government of Liberia (“GOL”) that is valid for 25 years and renewable for an additional 25-year period. The MDA covers three deposits to support AML’s operations located approximately 300 kilometers northeast of Monrovia, Liberia. These three deposits are grouped under the name “Western Range Project”, which includes the Tokadeh, Gangra and Yuelliton deposits. In addition to the rights to explore and mine iron ore, the GOL has granted the right to develop, use and operate and maintain the Buchanan to Yekepa railroad and Buchanan port. A phased approach has been taken to establish the final project configuration. Currently only high grade ore reserves of oxidized iron ore (direct shipping ore, or DSO) are mined. This ore only requires crushing and screening to make it suitable for export.

The materials-handling operation consists of stockyards at both the mine and port areas, linked by a 250-kilometer single track railway running from Tokadeh to the port of Buchanan. Production in 2012 was at 3.25 million tonnes. The power for the current Liberia DSO operations is obtained from a combination of diesel and electric sources. Planning and construction of the project were commenced in 1960 by a group of Swedish companies, which ultimately became the Liberian American-Swedish Minerals Company (LAMCO), and production commenced on the Nimba deposit in 1963. Production reached a peak of 12 million metric tonnes in 1974 but subsequently declined due to market conditions. Production started at Mt. Tokadeh in 1985 to extend the life of the Nimba ore bodies to 1992 when operations ceased due to the Liberian civil war. In 2005, Mittal Steel won a bid to resume operations and signed the MDA with the GOL. Rehabilitation work on the railway started in 2008 and, in June 2011, ArcelorMittal started mining operations at Tokadeh, followed by a first shipment of iron ore in September 2011.

The Nimba Itabirites is a 250 to 450 meter thick recrystallized iron formation. Although the iron deposits at Tokadeh, Gangra and Yuelliton fit the general definition of Itabirite as laminated metamorphosed oxide-facies iron formation, they are of lower iron grade than the ore previously mined at Mount Nimba. Tropical weathering has caused the decomposition of the rock forming minerals resulting in enrichment in the iron content that is sufficient to support a DSO operation.

Coal

ArcelorMittal Princeton

The ArcelorMittal Princeton (“AMP”) properties are located in McDowell County, West Virginia and Tazewell County, Virginia, approximately 30 miles west of the city of Princeton, West Virginia, where AMP’s corporate office is located. The properties consist of two operating areas:  the Low Vol operations and the Mid Vol operations, which are situated south of U.S. Route 52. High-voltage power lines, typically 12,500 volts, deliver power to work stations where transformers reduce voltage for specific equipment requirements.

The larger Low Vol operations are located in McDowell County, West Virginia, near the communities of Northfork, Keystone, Eckman, Gary, Berwind, and War. The Eckman Plant, Dans Branch Loadout, Eckman 2 and Redhawk 1 surface mines are also located here, as well as the following deep mines: XMV Mine Nos. 32, 35, 36, 37, 39, 40 and 42.

The Mid Vol operations are in southeastern McDowell County, West Virginia and northwestern Tazewell County, Virginia. The nearest communities are Horsepen and Abbs Valley, Virginia as well as Anawalt, West Virginia. The mine operations office is located at Horsepen, Virginia near the Mid Vol operations.

The property has a long history of coal mining, mostly by predecessors in title to AMP. Significant underground mining of some of the deeper coal seams on the properties have occurred, notably the Pocahontas no. 3 and no. 4 seams. In addition, a substantial amount of the thicker coal outcrops have been previously contour mined, providing access for highwall mining and on-bench storage of excess spoil from future, larger-scale surface mining. AMP was created in 2008 when the Mid-Vol Coal Group and the Concept Mining Group were integrated.

The properties are located in the Pocahontas Coalfields of the Central Appalachian Coal Basin. The Carboniferous age coal deposits are situated in the Pottsville Group, New River and Pocahontas Formations. The rock strata, including the coal deposits, are sedimentary rocks formed by alluvial, fluvial, and deltaic sediments deposited in a shallow, subsiding basin. The most common rock types are various types of sandstone and shale. The coal deposits are typically in relatively thin coal beds, one to five feet thick.

The combined production of the mines in 2012 was 2.44 million tonnes of washed and directly shippable coal.

Karaganda Coal Mines (Temirtau Coal)

ArcelorMittal Temirtau has eight underground coal mines and two coal preparation plants (CPP “Vostochnaya” and Temirtau Washery-2).  The coal mines of ArcelorMittal Temirtau are located in the Karaganda Coal Basin.  The basin is more than 3,000 square kilometers and was formed by strata of Upper Devonian and Carbonic ages, Mesozoic and Cainozoic formations. Due to structural peculiarities, the coal basin is divided into three geology-based mining areas: Karagandinskiy, Sherubay-Nurinskiy and Tentekskiy.

The mines are located in an area with well-developed infrastructure around the regional center of Karaganda city. Within a distance of 10 to 60 kilometers are the following satellite towns: Shakhtinsk, Saran and Abay, as well as Shakhan and Aktas. All mines are connected to the main railway, and coal is transported by railway to the coal wash plants and power stations.

The Kostenko mine began operations in 1934 and merged with the neighboring Stakhanovskaya mine in 1998.  The field of Kostenko mine falls within the Oktyabrskiy district of Karaganda city.

The Kuzembaeva mine was established in 1998. The nearest communities are Saran, Abay and Shakhtinsk, which are located 18 kilometers to the northeast, 15 kilometers the southeast and 12 kilometers to the west, respectively. The eastern part of the mine falls within the center of Karaganda City.

The Saranskaya mine began operations in 1955. It merged with the Sokurskaya mine in mid-1997 and the Aktasskaya mine in 1998. The nearest communities are Saran, Abay and Shakhtinsk, which are located 18 kilometers to the northeast, 15 kilometers to the southeast and 12 kilometers to the west, respectively. Karaganda City is located approximately 35 kilometers to the northeast.

Kostenko, Kuzembaeva and Saranskaya mines receive energy from public district networks through transforming substations of Karagandaenergo Company.

The Abayskaya mine began operations in 1961. In 1996, it was merged with the Kalinina mine. The nearest communities are Saran, Abay and Shakhtinsk, which are located 18 kilometers to the northeast, 15 kilometers to the southeast and 20 kilometers to the west, respectively. Karaganda City is located approximately 30 kilometers to the northeast.

The Kazakhstanskaya mine began operations in 1969. The nearest community is Shakhtinsk. Karaganda City is located approximately 50 kilometers to the northeast. The railway station at MPS-Karabas is located approximately 35 kilometers to the southeast.

The Lenina mine was put in operation in 1964 and was subsequently merged with Naklonnaya no. 1/2 mine in 1968. The nearest community is Shakhtinsk, located seven kilometers to the southeast, and Karaganda City, is located 50 kilometers to the northeast. The railway station MPS-Karabas is located 35 kilometers to the southeast.

The Shakhtinskaya mine began operations in 1973.  The nearest community is Shakhtinsk, which is located 10 kilometers to the southeast, and Shakhan, which is located seven kilometers to the north. Saran is located 18 kilometers to the east. Karaganda City is located approximately 35 kilometers to the east.

The Tentekskaya mine began operations in 1979. The nearest community is Shakhtinsk. Karaganda City is located approximately 50 kilometers to the northeast. The railway station MPS-Karabas is located approximately 35 kilometers to the southeast.

Abayskaya, Shakhtinskaya, Lenina, Tentekskaya and Kazakhstanskaya mines receive energy from high-voltage lines of Karaganda.

The mines produce primarily coking coal used in steel-making at ArcelorMittal Temirtau as well as thermal coal for ArcelorMittal Temirtau’s power plants. For beneficiation of coking coal, two washeries are operated. Surplus coal is supplied to group steel plants, mainly to ArcelorMittal Kryviy Rih in Ukraine.  In 2012, the Karaganda Coal Mines produced 4.54 million tonnes of metallurgical coal and approximately 1.74 million tonnes of thermal coal consumed by the Temirtau steel operations.

Kuzbass Coal Mines

ArcelorMittal Northern Kuzbass in Siberia, Russia includes the Berezovskaya and Pervomayskaya mines, as well as the Severnaya coal washery. ArcelorMittal holds approximately 98.64% of these mines. Power is supplied to JSC "Ugolnaya Kompaniya "Severniy Kuzbass" from the wholesale market by the national grid company FSK (Federal Grid Company) Russia through grids of MRSK (Interregional Distribution Grid Company) Siberia.

The Berezovskaya mine began operations in 1958 and is located in the northeastern part of the Kemerovo district of Kuzbass, 30 kilometers from the city of Kemerovo. The mines’ administrative division is located in the town of Berezovsky. There is a well-developed highway system in the region and the Novosibirsk-Achinsk federal highway connects to the mine via an asphalt road approximately 2.5 kilometers from the mine site. The mine is located within the boundaries of the Berezovo-Biryulinsky coal deposit in the Kuznetsk intermountain trough on the eastern side of the Kemerovo syncline.

The Pervomayskaya mine began operations in 1975 and is located in the northern part of the Kemerovo district of Kuzbass, 40 kilometers from the city of Kemerovo. The mine is located in an area that has a well-developed highway system. The Berezovsky – Anzhero-Sudzhensk highway is situated north of the mine.

The Severnaya wash plant is located adjacent to the Berezovskaya mine and began operations in 2006.  It processes all of the coal from ArcelorMittal Kuzbass’ mines. Coal is transported from the Berezovskaya mine and from the Pervomayskaya mine via rail.

The main consumers of the coking coal produced are ArcelorMittal Kryviy Rih and some local coke producers. In 2012, Kuzbass produced 1.23 million tonnes of metallurgical coal.

Capital Expenditure Projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditure completed in 2012 and those that are currently ongoing.

Completed Projects

	Segment	Site	Project	Capacity / particulars	Actual completion
	Mining	Andrade Mines (Brazil)	Andrade expansion	Increase iron ore production to 3.5mt / year	Q4 2012

Ongoing Projects[1]

	Segment	Site	Project	Capacity / particulars	Forecasted completion
	Mining	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt / year	Q1 2013
	Mining	ArcelorMittal Mines Canada	Expansion project	Increase concentrator capacity by 8mt/ year (16 to 24mt / year)	H1 2013
	Liberia	Liberia mines	Phase 2 expansion project	Increase production capacity to 15mt/ year (iron ore concentrate)	2015[2]
	FCA	ArcelorMittal Dofasco (Canada)	Optimization of galvanizing and galvalume operations	Optimize cost and increase galvalume production by 0.1mt / year	On hold
	FCA	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase HDG capacity by 0.6mt / year and CR capacity by 0.7mt / year	On hold
	LCA	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.15mt / year	On hold

1	Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), or have been placed on hold pending improved operating conditions.
2

The Company’s Board of Directors has approved the Phase 2 expansion of Liberia project that would lead to annual concentrate production capacity of 15 million tonnes per annum. The first concentrate production is expected in 2015, replacing the Phase 1 – 4 million tonnes per annum direct-shipped operation.

Reserves (Iron Ore and Coal)

Introduction

ArcelorMittal has both iron ore and metallurgical coal reserves.  The Company’s iron ore mining operations are located in the United States, Canada, Mexico, Brazil, Liberia, Bosnia, Ukraine, Algeria and Kazakhstan. In Canada, the Company intends to develop a large greenfield project on Baffin Island.  The Company’s metallurgical coal mining operations are located in the United States, Kazakhstan and Russia.

The estimates of proven and probable ore reserves at our mines and projects and the estimates of the mine life included in this annual report have been prepared by ArcelorMittal experienced engineers and geologists. Marshall Miller & Associates, Inc. prepared the estimates of reserves for our Princeton underground and open pit operations. The reserve calculations were prepared in compliance with the requirements of SEC Industry Guide 7, under which:

•         Reserves are the part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.

•         Proven reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, working or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

•         Probable reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

The demonstration of economic viability is established through the application of a life of mine plan for each operation or project providing a positive net present value on a cash-forward looking basis. Economic viability is demonstrated using forecasts of operating and capital costs based on historical performance, with forward adjustments based on planned process improvements, changes in production volumes and in fixed and variable proportions of costs, and forecasted fluctuations in costs of raw material, supplies, energy and wages. Ore reserve estimates are updated annually in order to reflect new geological information and current mine plan and business strategies. Our reserve estimates are of in-place material after adjustments for mining depletion and mining losses and recoveries, with no adjustments made for metal losses due to processing. For a description of risks relating to reserves and reserve estimates, see “Item 3D—Risk Factors—Risks to ArcelorMittal—ArcelorMittal’s reserve estimates may materially differ from mineral quantities that it may be able to actually recover; ArcelorMittal’s estimates of mine life may prove inaccurate; and market price fluctuations and changes in operating and capital costs may render certain ore reserves uneconomical to mine.”

Detailed independent verifications of the methods and procedures used are conducted on a regular basis by external consultants. Sites are reviewed on a rotating basis; all our operations with significant ore reserve estimates as at December 31, 2011 were independently audited in 2012 by RPA Inc., SRK Consulting (UK) Limited and AMEC International Ingeniería y Construcción Limitada and no material changes to the 2011 year-end iron ore and coal reserve estimates were recommended by them.

ArcelorMittal owns less than 100% of certain mining operations; reserve estimates have not been adjusted to reflect ownership interests and therefore reflect 100% of reserves of each mine. Please see the table above under “Mining” for the ownership interest of ArcelorMittal in each mine. All of the reserve figures presented represent estimates at December 31, 2012 (unless otherwise stated).

Mine life is derived from the life of mine plans and corresponds to the duration of the mine production scheduled from ore reserve estimates only.

Our mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all ore reserves on the leased properties to be mined in accordance with current production schedules. Our ore reserves may include areas where some additional approvals remain outstanding but where, based on the technical investigations we carry out as part of our mine planning process and our knowledge and experience of the approvals process, we expect that such approvals will be obtained as part of the normal course of business and within the timeframe required by the current life of mine schedule.

In Eastern Europe (Bosnia) and the Commonwealth of Independent States (CIS), ArcelorMittal has conducted in-house and independent reconciliations of ore reserve estimate classifications based on SEC Industry Guide 7 and standards used by the State Committee on Reserves, known as the GKZ in the former Soviet Union countries. The GKZ, or its national equivalent, constitutes the legal framework for ore reserve reporting in several former Soviet Union countries where ArcelorMittal operates mines. On the basis of these reconciliations, ArcelorMittal’s ore reserves have been estimated by applying mine planning, technical and economic assessments defined as categories A, B and C1 according to the GKZ standards. In general, provided Guide 7’s economic criteria are met (which is the case here), A+B is equivalent to “proven” and C1 is equivalent to “probable”.

The reported iron ore and coal reserves contained in this annual report do not exceed the quantities that we estimate could be extracted economically if future prices were at similar levels to the average contracted price for the three years ended to December 31, 2012. The average iron ore reference price for the last three years (2010 – 2012) was $148.6/dmt CFR China duly adjusted for quality, Fe content, logistics and other considerations.  For the same period, the average coal reference price was $231.64/tonne FOB Australia. The Company establishes optimum design and future operating cut-off grade based on its forecast of commodity prices and operating and sustaining capital costs.  The cut-off grade varies from operation to operation and during the life of each operation in order to optimize cash flow, return on investments and the sustainability of the mining operations.  Sustainability in turn depends on expected future operating and capital costs.

Tonnage and grade estimates are reported as ‘Run of Mine’. Tonnage is reported on a wet metric basis.

Iron Ore Reserve Estimates

The table below details ArcelorMittal’s estimated iron ore reserves as of December 31, 2012. The classification of the iron ore reserve estimates as proven or probable reflects the variability in the mineralization at the selected cut-off grade, the mining selectivity and the production rate and ability of the operation to blend the different ore types that may occur within each deposit.  Proven iron ore reserve estimates are based on drill hole spacing ranging from 25m x 25m to 100m x 100m, and probable iron ore reserve estimates are based on drill hole spacing ranging from 50m x 50m to 300m x 300m.

	As of December 31, 2012						As of December 31, 2011
	Proven Ore Reserves		Probable Ore Reserves		Total Ore Reserves		Total Ore Reserves
	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe	Millions of Tonnes	% Fe
Canada (excluding Baffinland)	1,484	27.5	468	31.3	1,952	28.4	1,965	28.8
Baffinland - Canada	160	64.4	215	64.9	375	64.7	375	64.7
Minorca - USA	147	23.3	4	23.2	151	23.3	159	23.1
Hibbing - USA	300	19.1	21	18.9	321	19.1	387	19.0
Mexico (excluding Peña Colorada)	59	33.1	77	27.3	136	29.8	108	31.0
Peña Colorada - Mexico	126	24.2	133	23.0	259	23.6	182	27.0
Brazil	102	59.3	19	52.5	121	58.2	131	57.8
Liberia	-	-	526	48.4	526	48.4	14	59.5
Bosnia	-	-	32	45.8	32	45.8	35	45.8
Ukraine Open Pit	245	33.0	-	-	245	33.0	268	34.0
Ukraine Underground	24	55.0	-	-	24	55.0	25	55.0
Kazakhstan Open Pit	129	39.9	21	36.3	150	39.4	154	40.1
Kazakhstan Underground	-	-	37	42.3	37	42.3	37	42.2
Total					4,331	34.7	3,840	33.4

Supplemental information on iron ore operations

The table below provides supplemental information on the producing mines.

	Operations/Projects	% Ownership	In Operation Since	2012 Run of Mine Production (Million Tonnes) *	2012 Saleable Production (Million Tonnes)1 *	Estimated Mine Life (Years)[2]
	Canada (excluding Baffinland)	100	1976	46.9	15.0	28
	Baffinland - Canada	70	Project in development			21
	Minorca - USA	100	1977	8.9	2.9	17
	Hibbing - USA	62.31	1976	29.5	8.1	11
	Mexico (excluding Peña Colorada)	100	1976	8.2	5.1	20
	Peña Colorada - Mexico	50	1974	8.4	4.5	19
	Brazil	100	1944	5.4	4.1	20
	Algeria	70	1921	1.3	1.4	N/A3
	Liberia	70	2011	3.3	3.3	20
	Bosnia	51	2008	3.0	2.1	11
	Ukraine Open Pit	95.13	1959	24.1	9.8	8
	Ukraine Underground	95.13	1933	0.8	0.9	16
	Kazakhstan Open Pit	100	1976	6.4	3.4	27
	Kazakhstan Underground	100	1956	1.7	0.6	19

1

Saleable production is constituted of a mix of direct shipped ore (DSO), concentrate, pellet feed and pellet products which have an iron content of approximately 65% to 66%. Exceptions in 2012 included the DSO produced in Bosnia, Ukraine underground and the Kazakh mines which have an iron content ranging between 55% to 60% and are solely for internal use at ArcelorMittal’s regional steel plants. The DSO produced from Liberia had an average iron content of approximately 60% in 2012 while the sinter fines produced for external customers in Brazil from our Serra Azul operations averaged approximately 62% and the lumps averaged 60.5%.

2

The estimated mine life reported in this table corresponds to the duration of the production file of each operation based on the 2012 year-end iron ore reserve estimates only. The production varies for each operation during the mine life and as a result the mine life is not the total reserve tonnage divided by the 2012 production. ArcelorMittal believes that the life of these operations will be significantly expanded as exploration and engineering studies confirm the economic potential of the additional mineralization already known to exist in the vicinity of these iron ore reserve estimates.

3	Estimated mine life from iron ore reserve estimates is not available by end of 2012 due to deficiencies in the drilling data recording and archiving process.
*	Represents 100% of production.

Changes in Iron Ore Reserve Estimates: 2012 versus 2011

Our iron ore reserve estimates have increased between December 31, 2011 and 2012 by 491 million metric tonnes of Run of Mine. This increase is mostly due to the finalization of a mine plan and new feasibility study for our expansion project (Phase 2) in Liberia resulting in a net increase of 512 million metric tonnes and an update of the mine plan of the Mexican operations resulting in the addition of 112 million metric tonnes. This increase was partially offset by approximately 160 million tonnes from the 2012 mining depletion and by other minor re-evaluations of our ore reserves totaling a net increase of 27 million tonnes between the 2011 and the 2012 year-end reserve estimates. The average Fe grade increased by 1.3% on an absolute basis essentially due to the addition of high grade iron ore reserves in Liberia.

Metallurgical Coal Reserve Estimates

The table below details ArcelorMittal’s estimated metallurgical coal reserves as of December 31, 2012. The classification of coal reserve estimates as proven or probable reflects the variability in the coal seams thickness and quality, the mining selectivity and the planned production rate for each deposit. Proven coal reserve estimates are based on drill hole spacing ranging from 50m x 50m to 500m x 500m, and probable coal reserve estimates are based on drill hole spacing ranging from 100m x100m to 1,000m x 1,000m.

		As of December 31, 2012									As of December 31, 2011
		Proven Coal Reserves		Probable Coal Reserves		Total Coal Reserves					Total Coal Reserves
		ROM Millions of Tonnes	Wet Recoverable Million Tonnes[1]	Millions of Tonnes	Wet Recoverable Million Tonnes[1]	Millions of Tonnes	Wet Recoverable Million Tonnes[1]	Ash (%)	Sulfur (%)	Volatile (%)	Millions of Tonnes	Wet Recoverable Million Tonnes[1]
	Princeton - USA	104	62	13	6	116	69	6.5	0.7	17.1	110	70
	Karaganda - Kazakhstan	12	6	161	77	173	83	10.5	0.7	27.0	182	80
	Kuzbass - Russia	16	10	13	8	29	19	9.8	0.7	24.7	31	20
	Total					318	170	8.8	0.7	22.7	323	170

1

Washed or directly shipped saleable tonnage. This tonnage  does not include the production in Kazakhstan of approximately 2 million tonnes annually and 30 million tonnes for the life of the Kazakhstan mines of Run of Mine high ash coal which is sold internally within ArcelorMittal as thermal coal.

Supplemental information on Metallurgical Coal operations

The table below provides supplemental information on the producing mines.

	Operations/Projects	% Ownership	In Operation Since	2012 Run of Mine Production (Million Tonnes)	2012 Wet Recoverable production (Million Tonnes)[1]	Estimated Mine Life (Years)[2]
	Princeton - USA	100	1995	3.6	2.4	36
	Karaganda - Kazakhstan	100	1934	10.7	4.5	15
	Kuzbass - Russia	98.64	1958	2.0	1.2	16

1

Washed or directly shipped saleable tonnage. This tonnage does not include the production in Kazakhstan of approximately 2 million tonnes annually and 30 million tonnes for the life of the Kazakhstan mines of run of mine high ash coal which is sold internally within ArcelorMittal as thermal coal.

2

The estimated mine life reported in this table corresponds to the duration of the production file of each operation based on the 2012 year-end metallurgical coal reserve estimates only. The production varies for each operation during the mine life and as a result the mine life is not the total reserve tonnage divided by the 2012 production. ArcelorMittal believes that the life of these operations will be significantly expanded as exploration and engineering studies confirm the economic potential of the additional mineralization already known to exist in the vicinity of these estimated coal reserves.

Changes in Metallurgical Coal Reserve Estimates: 2012 versus 2011

Our metallurgical coal reserve estimates have decreased between December 31, 2011 and 2012 by approximately 5 million metric tonnes of Run of Mine tonnes due to an annual mining depletion of 16 million tonnes partially offset by an addition of 11 million metric tonnes of coal reserves at the Princeton operations through re-evaluation of the mine plan. No other material changes have occurred between the 2011 and the 2012 year-end reserve estimates.

ITEM 4A.           UNRESOLVED STAFF COMMENTS

There are no unresolved comments received from the staff of the Securities and Exchange Commission regarding ArcelorMittal’s periodic reports under the United States Securities Exchange Act of 1934, as amended.